    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 3, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ALLEGIANCE TELECOM, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             4832                            75-2721491
 (State or other jurisdiction of      (Primary Standard Industrial              (IRS Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

                             ----------------------
                       1950 STEMMONS FREEWAY, SUITE 3026
                              DALLAS, TEXAS 75207
                           TELEPHONE: (214) 261-7100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               MARK B. TRESNOWSKI
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                            ALLEGIANCE TELECOM, INC.
                    4 WESTBROOK CORPORATE CENTER, SUITE 400
                          WESTCHESTER, ILLINOIS 60154
                                 (708) 836-5200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                  GERALD T. NOWAK                                   ANDREW R. SCHLEIDER
                 KIRKLAND & ELLIS                                   SHEARMAN & STERLING
              200 EAST RANDOLPH DRIVE                              599 LEXINGTON AVENUE
              CHICAGO, ILLINOIS 60601                            NEW YORK, NEW YORK 10022
                  (312) 861-2000                                      (212) 848-4000

                             ----------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ----------------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
     TITLE OF EACH CLASS                                   PROPOSED MAXIMUM        PROPOSED MAXIMUM
     OF SECURITIES TO BE             AMOUNT TO BE         OFFERING PRICE PER      AGGREGATE OFFERING          AMOUNT OF
          REGISTERED                REGISTERED(1)              SHARE(2)                 PRICE              REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01
per share.....................        11,500,000                $79.25               $911,375,000              $240,603
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Includes 1,500,000 shares of common stock that the Underwriters have an option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the prices reported on the Nasdaq National Market on December 27, 1999.
                             ----------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to Completion. Dated January 3, 2000.

                               10,000,000 Shares

                           [ALLEGIANCE TELECOM LOGO]

                                  Common Stock
                             ----------------------
       Allegiance Telecom, Inc. is offering 6,000,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 4,000,000 shares. Allegiance will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

     The common stock is quoted on the Nasdaq National Market under the symbol "ALGX". The last reported sale price of the common stock on December 31, 1999 was $92.25 per share.

     See "Risk Factors" on page 8 to read about factors you should consider before buying shares of the common stock.
                             ----------------------
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                                              Per Share    Total
                                                              ---------    -----
Initial price to public.....................................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Allegiance....................  $           $
Proceeds, before expenses, to the selling stockholders......  $           $

     To the extent that the underwriters sell more than 10,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,500,000 shares from Allegiance at the initial price to public less the underwriting discount.
                             ----------------------
     The underwriters expect to deliver the shares against payment in New York,
New York on             , 2000.

                          Joint Book-Running Managers
GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY
                               Joint Lead Manager
                            BEAR, STEARNS & CO. INC.

MORGAN STANLEY DEAN WITTER
                         DONALDSON, LUFKIN & JENRETTE
                                                 WARBURG DILLON READ LLC
ROBERTSON STEPHENS                                                 TD SECURITIES
                             ---------------------
                      Prospectus dated             , 2000.

               [Map Showing Current 19 Cities and Next 17 Cities]

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before purchasing our common stock. You should read the entire prospectus carefully.

ALLEGIANCE

     Allegiance is a leading competitive provider of telecommunications services to small and medium-sized business, government and other institutional users in major metropolitan areas across the United States. We offer an integrated set of telecommunications services including local exchange, local access, domestic and international long distance, enhanced voice, data and a full suite of Internet services. We were operating in the following 19 markets as of December 31, 1999:
Atlanta, Baltimore, Boston, Chicago, Dallas, Detroit, Fort Worth, Houston, Long Island, Los Angeles, New York, Northern New Jersey, Oakland, Orange County, Philadelphia, San Diego, San Francisco, San Jose and Washington, D.C.

     Our initial business plan covered 24 of the largest metropolitan areas in the United States. We have successfully raised the projected capital to build our networks and operate in each of these markets to the point at which operating cash flow from the market is sufficient to fund such market's ongoing operating costs and capital expenditures.

     In light of this progress, we have decided to expand our business plan in three respects:

     - First, we plan to increase the number of our target markets by 12, to a total of 36 of the largest metropolitan markets in the United States. We plan to have launched service in 27 markets by the end of 2000 and in an additional nine markets by the end of 2001.

     - Second, we plan to increase our collocation footprint by approximately 100 central offices in our initial 24 target markets.

     - Third, we are moving to the next stage of our smart build strategy in most of our existing markets by acquiring long-term rights to use dark fiber rings that will connect many of the central offices at which we are collocated. These dark fiber rings will replace the network elements that we are leasing on a short-term basis from the incumbent local exchange carriers and are expected to provide us with higher operating margins and more reliable network services. We currently have dark fiber rings in operation in New York City, Dallas and Houston and we have entered into contracts for dark fiber rings in an additional 16 metropolitan markets, all of which are expected to be in operation before the end of 2000. We have also contracted for similar long-term arrangements for long-haul fiber routes connecting our Boston, New York City and Washington, D.C. networks.

     By expanding our business plan in this manner, our total projected central office collocations are expected to increase from 650 to 990 and the number of nonresidential access lines covered by our projected collocation footprint is expected to increase by approximately 33%. We believe that the new credit facilities described below will provide the funding necessary for us to expand into 30 of our target markets. We will need to complete this offering or obtain additional financing to expand into our remaining six target markets.

BUSINESS STRATEGY

     We have developed a customer-focused business strategy designed to achieve significant market penetration and deliver superior customer care while maximizing operating margins. The key components of this strategy include the following:

     Leverage Proven Management Team. Allegiance's veteran management team has extensive experience and past successes in the competitive telecommunications industry. Our Chairman and Chief Executive Officer, Royce J. Holland, has more than 25 years of experience in the telecommunications and energy industries. He served as President, Chief Operating Officer and co-founder of MFS Communications, one of the first companies to compete with the incumbent local exchange carriers. Under his leadership, MFS Communications grew from a start-up operation to become the largest competitor to the incumbent local exchange carriers.

     Target Customers with Integrated Service Offerings. We focus principally on customers in the business, government and other institutional market segments. The majority of our customers are small and medium-sized businesses, to which we offer "one-stop shopping" by giving them the ability to purchase a comprehensive package of communications services from a single supplier, including local, long distance, Internet services, digital subscriber line and Web hosting. To address the expected demand by small and medium-sized business customers for Internet based products and e-commerce solutions, we recently announced a comprehensive Internet portal and small business resource center that we will offer to these customers as a means of facilitating their entry into e-commerce.

     Utilize "Smart Build" Strategy to Maximize Speed to Market and Minimize Investment Risk. We pursue what we refer to as a "smart build" strategy. Under this strategy, we purchase and install switches, locate our equipment in the central office facilities of incumbent local exchange carriers and lease other elements of their networks until growth justifies our ownership of additional network assets. By using this strategy, we intend to reduce our initial capital expenditures, reduce the time it takes to enter and expand in a geographic market and generate higher returns on invested capital. The acquisition of dark fiber capacity in 19 of our initial target markets is part of our smart build strategy.

     Achieve Broad Coverage of Attractive Areas within Each Targeted Market. We intend to address the most attractive service areas throughout each of our targeted markets, such as suburban business parks and concentrated downtown areas, without having to construct our own fiber network to the customer premises in each of these areas.

     Maximize Operating Margins by Emphasizing Facilities-Based Services. We believe that by using our own facilities to provide service, we should generate significantly higher operating margins than we could obtain by reselling services provided entirely on another carrier's facilities. As a result, we focus our marketing activities on areas where we can serve customers through a direct connection to our facilities.

     Build Market Share by Focusing on Direct Sales. We use a direct sales force to sell directly to customers and provide them personalized customer care through a single point of contact. By using this approach, we hope to maximize our market share, particularly among small and medium-sized businesses.

     Develop Efficient Automated Back Office Systems. We are automating most of the processes involved in switching a customer to our networks. Our goal is to decrease the time between customer order and service installation. To achieve this goal, we are developing, acquiring and integrating information technology systems to support our operations, and we are establishing an on-line and real-time connection of our operations support systems with those of the incumbent local exchange carriers, also referred to as "electronic bonding".

     Expand Through Acquisitions. We plan to pursue strategic acquisitions to expand our products and customer base and acquire additional experienced management.

RECENT DEVELOPMENTS

     On January 3, 2000, we announced a significant expansion of our business plan as described above. On that date, we also announced that we had obtained a commitment from Goldman Sachs Credit Partners L.P., Toronto Dominion (Texas), Inc., BankBoston, N.A., Morgan Stanley Senior Funding, Inc. and various other lenders to fully underwrite $500.0 million of senior secured credit facilities. The new credit facilities consist of a $350.0 million revolving credit facility and a $150.0 million delayed draw term loan facility. The new credit facilities are subject to customary conditions for a transaction of this type, including completion of definitive documentation and finalization of all terms and conditions. We expect to close these facilities in February 2000. The closing is not contingent on the completion of this offering. These facilities will replace our existing senior secured revolving credit facility. See "Description of Certain Indebtedness -- New Credit Facilities".

     On September 13, 1999 and November 5, 1999, Vulcan Ventures Incorporated, a Paul G. Allen investment vehicle, purchased an aggregate of four million shares of Allegiance common stock from certain private equity investors and other stockholders. As a result of such purchases, as of December 31, 1999, Vulcan Ventures owned approximately 6% of the issued and outstanding stock of Allegiance and joins Morgan Stanley Dean Witter Capital Partners and Madison Dearborn Capital Partners as Allegiance's leading private equity sponsors. In connection with the Vulcan Ventures investment, we began to develop a strategic alliance with Go2Net, Inc., a Vulcan Ventures portfolio company. On December 16, 1999, we formally announced an alliance with Go2Net to jointly develop a customized Internet portal and a customized small business resource center for Allegiance customers as part of a larger effort by Allegiance to provide the small and medium-sized business user with Internet based products and e-commerce solutions that are typically available on a cost-effective basis only to large organizations.

     This customized Internet portal is designed to offer Allegiance customers communications (calendar, e-mail, contacts, instant messenger), general resources (search, weather/maps, yellow pages, knowledge links), community resources (forums, discussion database), current information (news, stock portfolio) and customer care (link to Allegiance's customer support). The Allegiance customized small business resource center, which will be made available through the customized portal, will allow Allegiance customers to gain direct access to many resources that serve this segment of the business market, including office supplies, information about incorporating, trademark registration, chambers of commerce, communications services, financial services and government agencies. The Allegiance customized small business resource center will also connect customers to transaction services, such as real-time credit card processing, on-line payroll and on-line educational courses. Allegiance is independently working on expanding its Internet-based service offering to include a web-based platform for software applications hosting. Allegiance expects this aspect of its Internet initiative to provide its typical small and medium-sized business customer with software applications at a more affordable price.

     In September 1999, we announced that we had completed deployment of asymmetric digital subscriber line services in selected areas in Chicago, New York, Philadelphia and Washington D.C., for a total of 19 collocations in central offices, and that we had deployed what we believe to be the industry's first commercial HDSL2 circuit, a new standard of high-bit rate digital subscriber line. This new service requires only a single copper wire pair rather than the two unbundled loops required for the older high-bit rate digital subscriber line standard. Given the significant network technology advances and economic efficiencies of HDSL2 and the added benefit of being able to carry voice traffic on these lines, we plan to deploy HDSL2 capacity in all of our existing and future collocations. This capability is now deployed in over 100 of our collocations in central offices throughout our markets.

     Based on preliminary information, we estimate that for the fourth quarter and for the year ended December 31, 1999, we had consolidated revenues in the range of $38.5 million to $40.0 million and $98.3 million to $99.8 million, respectively; earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and noncash deferred compensation in the range of negative $26.0 million to negative $27.0 million and negative $103.4 million to negative $104.4 million, respectively; capital expenditures in the range of $55.0 million to $57.0 million and $270.9 million to $272.9 million, respectively. Based on preliminary information, we estimate that we sold between 73,000 and 75,000 lines and installed between 59,500 and 61,000 lines during the fourth quarter ended December 31, 1999 and that we have sold between 335,100 to 337,100 lines and have installed between 240,900 to 242,400 lines to date.

     Our principal executive offices are located at 1950 N. Stemmons Freeway, Suite 3026, Dallas, Texas 75207 and our telephone number is (214) 261-7100.

                                  THE OFFERING

     The following information assumes that the underwriters do not exercise the option granted by Allegiance to purchase additional shares in the offering. See "Underwriting".

Shares offered by
Allegiance.................  6,000,000 shares

Shares offered by selling
  stockholders.............  4,000,000 shares

Common stock outstanding
  after the offering.......  70,947,706 shares

Nasdaq National Market
  symbol...................  "ALGX"

Use of proceeds............  We intend to use the net proceeds from this offering and our new credit facilities primarily to fund the costs of our expanded business plan. We may also use a portion of the net proceeds for other general corporate purposes, which may include acquisitions.

                             We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy............  We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors deems relevant.

     If the underwriters exercise their over-allotment option in full, 72,447,706 shares of common stock will be outstanding after the offering.

     The number of shares of common stock to be outstanding immediately after the offering does not take into account 275,580 shares reserved for issuance upon the exercise of outstanding warrants, 11,059,905 shares reserved under our 1997 Stock Option Plan and 1998 Stock Incentive Plan and 2,208,676 shares reserved under our Employee Stock Discount Purchase Plan. See "Description of Capital Stock" and "Management -- Stock Plans" in our Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in this prospectus.

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors relating to our business and an investment in the common stock.

                             SUMMARY FINANCIAL DATA

     The summary consolidated financial data presented below for the year ended December 31, 1998 was derived from the audited consolidated financial statements of Allegiance and the notes thereto contained elsewhere in this prospectus, which statements have been audited by Arthur Andersen LLP, independent public accountants. The summary consolidated financial data presented below as of and for the nine months ended September 30, 1999 and 1998 were derived from the unaudited condensed consolidated financial statements of Allegiance and the notes thereto contained elsewhere in this prospectus.

     The as adjusted balance sheet data is unaudited and gives effect to the issuance of 6,000,000 shares of common stock by Allegiance in this offering as if such transaction had occurred on September 30, 1999. Dollar amounts are in thousands, except share amounts.

     Allegiance has generated operating losses and negative cash flow from its operating activities to date. The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, contained elsewhere in this prospectus.

                                                           NINE MONTHS ENDED
                                                ---------------------------------------      YEAR ENDED
                                                SEPTEMBER 30, 1999   SEPTEMBER 30, 1998   DECEMBER 31, 1998
                                                ------------------   ------------------   -----------------
                                                              (UNAUDITED)                     (AUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues......................................     $    59,773          $     4,201          $     9,786
Operating expenses:
  Network.....................................          38,626                4,506                9,529
  Selling, general and administrative.........          98,539               26,076               46,089
  Management ownership allocation charge(1)...          15,584              160,534              167,312
  Non-cash deferred compensation..............           5,841                3,759                5,307
  Depreciation and amortization...............          35,085                3,705                9,003
                                                   -----------          -----------          -----------
        Total operating expenses..............         193,675              198,580              237,240
                                                   -----------          -----------          -----------
Loss from operations..........................        (133,902)            (194,379)            (227,454)
Interest income...............................          23,159               13,059               19,917
Interest expense..............................         (43,902)             (25,278)             (38,952)
                                                   -----------          -----------          -----------
Net loss......................................        (154,645)            (206,598)            (246,489)
Accretion of redeemable convertible preferred
  stock and warrant values....................            (130)             (11,844)             (11,971)
                                                   -----------          -----------          -----------
Net loss applicable to common stock...........     $  (154,775)         $  (218,442)         $  (258,460)
                                                   ===========          ===========          ===========
Net loss per share, basic and diluted.........     $     (2.62)         $    (13.02)         $    (10.53)
                                                   ===========          ===========          ===========
Weighted average number of shares outstanding,
  basic and diluted...........................      58,988,867           16,780,802           24,550,346
                                                   ===========          ===========          ===========
OTHER FINANCIAL DATA:
EBITDA(2).....................................     $   (77,392)         $   (26,381)         $   (45,832)
Net cash used in operating activities.........         (64,308)             (10,498)             (17,270)
Net cash used in investing activities.........        (120,255)            (183,699)            (319,170)
Net cash provided by financing activities.....         504,507              593,216              593,216
Capital expenditures..........................         215,893               63,550              113,539

                                                               AS OF SEPTEMBER 30, 1999
                                                              ---------------------------
                                                                ACTUAL     AS ADJUSTED(3)
                                                                ------     --------------
                                                                      (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents, short-term investments, and
  restricted short-term investments.........................  $  635,369     $1,166,613
Property and equipment, net.................................     345,130        345,130
Total assets................................................   1,095,244      1,626,488
Long-term debt..............................................     505,677        505,677
Total stockholders' equity..................................     497,610      1,028,854
Total liabilities and stockholders' equity..................   1,095,244      1,626,488

                                                                                     AS OF
                                                                  AS OF          DECEMBER 31,
                                                              SEPTEMBER 30,   -------------------
                                                                  1999           1998        1997
                                                              -------------      ----        ----
OTHER OPERATIONAL DATA:
Markets served..............................................            17              9      0
Number of switches deployed.................................            13              7      0
Central office collocations.................................           260            101      0
Addressable market (business lines).........................   8.4 million    3.6 million      0
Lines sold..................................................       262,100         86,500     20
Lines installed.............................................       181,400         47,700      9
Sales force employees.......................................           608            295      0
Total employees.............................................         1,525            649     40

---------------

(1) In connection with the initial public offering of common stock, Allegiance Telecom, LLC, an entity that owned substantially all of Allegiance's outstanding capital stock, was dissolved and its assets, which consisted almost entirely of such capital stock, were distributed to the Allegiance Telecom, LLC investors in accordance with its limited liability company agreement. This agreement provides that the equity allocation between the original fund investors and the management investors be 66.7% and 33.3%, respectively, based upon the valuation implied by the initial public offering of common stock.

    Under generally accepted accounting principles, upon consummation of the initial public offering of common stock, Allegiance recorded the increase in the assets of Allegiance Telecom, LLC allocated to the management investors as a $193.5 million increase in additional paid-in capital, of which $122.5 million was recorded as a non-cash, non-recurring charge to operating expense and $71.0 million was recorded as deferred management ownership allocation charge. The deferred charge was amortized at $44.8 million, $15.6 million and $38.0 million during the year ended December 31, 1998, and the nine months ended September 30, 1999 and 1998, respectively. The deferred charge will be further amortized at $3.2 million, $7.2 million and $0.2 million during the fourth quarter of 1999, and for the years 2000 and 2001, respectively; this is the period over which Allegiance has the right to repurchase the securities, at the lower of fair market value or the price paid by the employee, in the event the management employee's employment with Allegiance is terminated. See "Certain Relationships and Related Transactions" in our Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in this prospectus.

(2) EBITDA represents earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and non-cash deferred compensation. EBITDA is not a measurement of financial performance under generally accepted accounting principles, is not intended to represent cash flow from operations, and should not be considered as an alternative to net loss as an indicator of Allegiance's operating performance or to cash flows as a measure of liquidity. Allegiance believes that EBITDA is widely used by analysts, investors and other interested parties in the telecommunications industry. EBITDA is not necessarily comparable with similarly titled measures for other companies.

(3) Reflects $531.2 million of net proceeds from the issuance of common stock by Allegiance in this offering.

                                  RISK FACTORS

     You should carefully consider the following risk factors, as well as other information in this prospectus, before you decide whether to invest in our common stock.

OUR LIMITED HISTORY OF OPERATIONS MAY NOT BE A RELIABLE BASIS FOR EVALUATING OUR PROSPECTS

     Because of our short operating history, you have limited operating and financial data that you can use to evaluate our performance and determine whether you should invest in our common stock.

IF WE DO NOT EFFECTIVELY MANAGE RAPID EXPANSION OF OUR BUSINESS, OUR FINANCIAL CONDITION WILL SUFFER

     We are rapidly expanding our operations and providing bundled telecommunications services on a widespread basis. This continued rapid expansion may place a significant strain on our management, financial and other resources. If we fail to manage our growth effectively, we may not be able to expand our customer base and service offerings as we have planned.

OUR SUCCESS DEPENDS ON OUR KEY PERSONNEL AND WE MAY NOT BE ABLE TO REPLACE KEY EXECUTIVES WHO LEAVE

     We are managed by a small number of key executive officers, most notably Royce J. Holland, our Chairman and Chief Executive Officer. The loss of services of one or more of these key individuals, particularly Mr. Holland, could materially and adversely affect our business and our prospects. Most of our executive officers do not have employment agreements, and we do not maintain key person life insurance for any of our executive officers. The competition for qualified personnel in the telecommunications industry is intense. For this reason, we cannot assure you that we will be able to hire or retain necessary personnel in the future.

WE ARE DEPENDENT ON EFFECTIVE BILLING, CUSTOMER SERVICE AND INFORMATION SYSTEMS AND WE MAY HAVE DIFFICULTIES IN DEVELOPING THESE SYSTEMS

     Sophisticated back office information and processing systems are vital to our growth and our ability to monitor costs, bill customers, initiate, implement and track customer orders and achieve operating efficiencies. We cannot assure you that these systems will be successfully implemented on a timely basis or at all or will perform as expected because:

     - we have and will likely continue to have difficulties in getting products and services from our vendors delivered in a timely and effective manner, at acceptable costs and at the service and performance level required;

     - we may fail to adequately identify all of our information and processing needs;

     - our processing or information systems may fail or be inadequate;

     - we may not be able to effectively integrate such products or services;

     - we may fail to upgrade systems as necessary; and

     - third party vendors may cancel or fail to renew license agreements that relate to these systems.

UNDER CERTAIN CIRCUMSTANCES WE MAY NEED ADDITIONAL CAPITAL TO EXPAND OUR BUSINESS AND INCREASE REVENUE

     We may need additional capital to fund capital expenditures, working capital, debt service and cash flow deficits during the period in which we are expanding and developing our business and deploying our networks, services and systems. We estimate, based on our expanded
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business plan, that approximately $700.0 million to $860.0 million of additional capital will be necessary to fund our expanded business plan. This amount includes capital expenditures, working capital, cash flow deficits and debt service.

     We believe that the proceeds from this offering and borrowings expected to be available under our new credit facilities, together with our cash on hand, will be sufficient to pre-fund our expanded business plan. However, we will only be able to borrow under these new credit facilities if they are successfully closed and we are in compliance with the financial covenants and other conditions. In the event we cannot borrow under these new credit facilities, we may need to access alternative sources of capital. If we are unable to do so we may not be able to expand as we expect, which may have an adverse effect on us.

     The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of financial, business and other factors, many of which are beyond our control, as well as prevailing economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

OUR SUBSTANTIAL INDEBTEDNESS COULD MAKE US UNABLE TO SERVICE INDEBTEDNESS AND MEET OUR OTHER REQUIREMENTS AND COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH

     We have a significant amount of debt outstanding and plan to access additional debt financing to fund our expanded business plan, including under our new credit facilities that we expect to close in February 2000. See the discussion of these new credit facilities in the section titled "Description of Certain Indebtedness -- New Credit Facilities". On September 30, 1999, we had $505.7 million of outstanding indebtedness and $497.6 million of stockholders' equity.

     This level of debt could:

     - impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

     - require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for the growth of our networks;

     - place us at a competitive disadvantage with those of our competitors who do not have as much debt as we do;

     - impair our ability to adjust rapidly to changing market conditions; and

     - make us more vulnerable if there is a downturn in general economic conditions or in our business.

     Allegiance's earnings for the nine months ended September 30, 1999 and year ended December 31, 1998 were insufficient to cover fixed charges by approximately $158.8 million and $249.3 million, respectively. We cannot assure you that we will be able to meet our working capital, capital expenditure and debt service requirements.

LIMITATIONS IMPOSED BY RESTRICTIVE COVENANTS COULD LIMIT HOW WE CONDUCT BUSINESS AND A DEFAULT UNDER OUR INDENTURES AND FINANCING AGREEMENTS COULD SIGNIFICANTLY IMPACT OUR ABILITY TO REPAY OUR INDEBTEDNESS

     Our indentures and our existing senior secured revolving credit facility contain covenants that restrict our ability to:

     - incur additional indebtedness;

     - pay dividends and make other distributions;

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

     - prepay subordinated indebtedness;

     - make investments and other restricted payments;

     - enter into sale and leaseback transactions;

     - create liens;

     - sell assets; and

     - engage in certain transactions with affiliates.

     Our current and future financing arrangements, including the new credit facilities discussed in the section titled "Description of Certain
Indebtedness -- New Credit Facilities," contain and will continue to contain similar or more restrictive covenants, as well as other covenants that will require us to maintain specified financial ratios and satisfy financial tests. As a result of these restrictions, we are limited in how we conduct business and we may be unable to raise additional debt or equity financing to operate during general economic or business downturns, to compete effectively or to take advantage of new business opportunities. This may affect our ability to generate revenues and make profits. Without sufficient revenues and cash, we may not be able to pay interest and principal on our indebtedness.

     Our failure to comply with the covenants and restrictions contained in our indentures and other financing agreements could lead to a default under the terms of these agreements. If such a default occurs, the other parties to such agreements could declare all amounts borrowed and all amounts due under other instruments that contain provisions for cross-acceleration or cross-default due and payable. In addition, lenders under our current and future financing arrangements could terminate their commitments to lend to us. If that occurs, we cannot assure you that we would be able to make payments on our indebtedness, meet our working capital or meet our capital expenditure requirements, or that we would be able to find additional alternative financing. Even if we could obtain additional alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

WE MAY NOT HAVE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER WHICH MAY BE REQUIRED BY OUR FINANCING AGREEMENTS

     Our indentures provide that upon a change of control, each note holder will have the right to require us to purchase all or a portion of such holder's notes. We would be required to purchase the notes at a purchase price of 101% of the accreted value of the 11 3/4% notes and 101% of the principal amount of the 12 7/8% notes, plus any accrued and unpaid interest to the date of repurchase. Our existing senior secured revolving credit facility provides that upon a change of control, we may be required to repay all of our obligations under this credit facility. The new credit facilities will contain a similar requirement. It is possible that we will not have sufficient funds at that time to repurchase our notes or repay any debt outstanding under our new credit facilities.

IF WE DO NOT INTERCONNECT WITH OUR PRIMARY COMPETITORS, THE INCUMBENT LOCAL EXCHANGE CARRIERS, OUR BUSINESS WILL BE ADVERSELY AFFECTED

     Many new carriers, including Allegiance, have experienced difficulties in working with the incumbent local exchange carriers (the "ILECs") with respect to initiating, interconnecting, and implementing the systems used by these new carriers to order and receive unbundled network elements and wholesale services and locating the new carriers' equipment in the offices of the incumbent local exchange carriers. As a new carrier, we must coordinate with incumbent local exchange carriers so that we can provide local service to customers on a timely and competitive basis. The Telecommunications Act created incentives for regional Bell operating companies to cooperate with new carriers and permit access to their facilities by denying such companies the
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

ability to provide in-region long distance services until they have satisfied statutory conditions designed to open their local markets to competition. The FCC recently granted approval to Bell Atlantic to provide in-region long distance service in New York. In addition, SBC has announced its intention to file a petition to offer such service in Texas. Other regional Bell operating companies in our markets may petition and receive approval from the FCC to offer long distance services. These companies may not be accommodating to us once they are permitted to offer long distance service. If we cannot obtain the cooperation of a regional Bell operating company in a region, whether or not it has been authorized to offer long distance service, our ability to offer local services in such region on a timely and cost-effective basis will be adversely affected.

IF WE DO NOT OBTAIN PEERING ARRANGEMENTS WITH INTERNET SERVICE PROVIDERS, THE PROFITABILITY OF OUR INTERNET ACCESS SERVICES WILL SUFFER

     The profitability of our Internet access services, and related services such as Web site hosting, may be adversely affected if we are unable to obtain "peering" arrangements with Internet service providers. In the past, major Internet service providers routinely exchanged traffic with other Internet service providers that met technical criteria on a "peering" basis, meaning that each Internet service provider accepted traffic routed to Internet addresses on their system from their "peers" on a reciprocal basis, without payment of compensation. However, since 1997 UUNET Technologies, Inc., the largest Internet service provider, has been greatly restricting the use of peering arrangements with other providers and has been imposing charges for accepting traffic from providers other than its "peers". Other major Internet service providers have adopted similar policies. We do not currently have any peering arrangements and cannot assure you that we will be able to negotiate "peer" status with any of the major nationwide Internet service providers in the future, or that we will be able to terminate traffic on Internet service providers' networks at favorable prices.

OUR OFFERING OF LONG DISTANCE SERVICES IS AFFECTED BY OUR ABILITY TO ESTABLISH EFFECTIVE RESALE AGREEMENTS

     We offer long distance services as part of our "one-stop shopping" offering of bundled telecommunications services to our customers. We have relied and will continue to rely on other carriers to provide transmission and termination services for all of our long distance traffic. We will continue to enter into resale agreements with long distance carriers to provide us with transmission services. Such agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling pattern and traffic levels of our future customers. If we fail to meet our minimum volume commitments, we may be obligated to pay underutilization charges and if we underestimate our need for transmission capacity, we may be required to obtain capacity through more expensive means.

OUR PRINCIPAL COMPETITORS FOR LOCAL SERVICES, THE INCUMBENT LOCAL EXCHANGE CARRIERS, AND POTENTIAL ADDITIONAL COMPETITORS, HAVE ADVANTAGES THAT MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE WITH THEM

     The telecommunications industry is highly competitive. Many of our current and potential competitors in the local market have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us. In each of the markets targeted by us, we will compete principally with the ILEC serving that area. These ILECs enjoy advantages that may adversely affect our ability to compete with them. Incumbent local exchange carriers are established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. Incumbent local exchange carriers also have long-standing relationships

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

with federal and state regulatory authorities. FCC and state administrative decisions and initiatives provide the incumbent local exchange carriers with pricing flexibility for their:

     - private lines, which are private, dedicated telecommunications connections between customers;

     - special access services, which are dedicated lines from a customer to a long distance company provided by the local phone company; and

     - switched access services, which refers to the call connection provided by the local phone company's switch between a customer's phone and the long distance company's switch.

     In addition, with respect to competitive access services, such as special access services as opposed to switched access services, the FCC recently approved incumbent local exchange carriers increased pricing flexibility and deregulation for such access services after certain competitive levels are reached. If the incumbent local exchange carriers are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, competitors such as us could be materially adversely affected. If future regulatory decisions afford the incumbent local exchange carriers increased pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on competitors such as us.

     We also face, and expect to continue to face, competition in the local market from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange marketplace such as AT&T, MCI WorldCom and Sprint, and from other competitive local exchange carriers ("CLECs"), resellers, competitive access providers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, the development of new technologies could give rise to significant new competitors in the local market.

SIGNIFICANT COMPETITION IN PROVIDING LONG DISTANCE AND INTERNET SERVICES COULD REDUCE THE DEMAND FOR AND PROFITABILITY OF OUR SERVICES

     We also face significant competition in providing long distance and Internet services. Many of these competitors have greater financial, technological, marketing, personnel and other resources than those available to us.

     The long distance telecommunications market has numerous entities competing for the same customers and a high average turnover rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We face competition from large carriers such as AT&T, MCI WorldCom and Sprint and many smaller long distance carriers. Other competitors are likely to include regional Bell operating companies providing long distance services outside of their local service area and, with the removal of regulatory barriers, long distance services within such local service areas, other competitive local exchange carriers, microwave and satellite carriers and private networks owned by large end users. The FCC has recently granted approval to Bell Atlantic to provide in-region long distance service in New York and other regional Bell operating companies may petition and be granted such approval in the future. We may also increasingly face competition from companies offering local and long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because they do not currently pay many of the charges or fees that we have to pay.

     The Internet services market is highly competitive and there are limited barriers to entry. We expect that competition will continue to intensify. Our competitors in this market include Internet

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

service providers, other telecommunications companies, online service providers and Internet software providers. Most of the regional Bell operating companies and GTE Corporation operating units have announced plans to rapidly roll out digital subscriber line ("DSL") services. Some of these entities, including SBC Communications, US West and Bell Atlantic, have already commenced deployment of DSL services in selected markets and may in the future deploy DSL services on a widespread basis.

OUR NEED TO COMPLY WITH EXTENSIVE GOVERNMENT REGULATION CAN INCREASE OUR COSTS AND SLOW OUR GROWTH

     Our networks and the provision of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may slow our growth and have a material adverse effect upon us.

     The FCC exercises jurisdiction over us with respect to interstate and international services. We must obtain, and have obtained through our subsidiary, Allegiance Telecom International, Inc., prior FCC authorization for installation and operation of international facilities and the provision, including by resale, of international long distance services. Additionally, we file publicly available documents detailing our services and pricing, also known as "tariffs," with the FCC for both international and domestic long-distance services.

     State regulatory commissions exercise jurisdiction over us because we provide intrastate services. We are required to obtain regulatory authorization and/or file tariffs at state agencies in most of the states in which we operate. If and when we seek to build our own network segments, local authorities regulate our access to municipal rights-of-way. Constructing a network is also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis.

     Regulators at both the federal and state level require us to pay various fees and assessments, file periodic reports, and comply with various rules regarding the contents of our bills, protection of subscriber privacy, and similar matters on an ongoing basis.

     We cannot assure you that the FCC or state commissions will grant required authority or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations, or to have violated other requirements of their rules and orders. Regulators or others could challenge our compliance with applicable rules and orders. Such challenges could cause us to incur substantial legal and administrative expenses.

DEREGULATION OF THE TELECOMMUNICATIONS INDUSTRY INVOLVES UNCERTAINTIES, AND THE RESOLUTION OF THESE UNCERTAINTIES COULD ADVERSELY AFFECT OUR BUSINESS

     The Telecommunications Act provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. The Telecommunications Act remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation will have on us and our operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunications industry. We cannot assure you that these changes will not have a material adverse effect upon us.

THE REGULATION OF INTERCONNECTION WITH INCUMBENT LOCAL EXCHANGE CARRIERS INVOLVES UNCERTAINTIES, AND THE RESOLUTION OF THESE UNCERTAINTIES COULD ADVERSELY AFFECT OUR BUSINESS

     Although the incumbent local exchange carriers are required under the Telecommunications Act to unbundle and make available elements of their network and permit us to purchase only the

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

origination and termination services that we need, thereby decreasing our operating expenses, such unbundling may not be done as quickly as we require and may be priced higher than we expect. This is important because we rely on the facilities of these other carriers to connect to our high capacity digital switches so that we can provide services to our customers. Our ability to obtain these interconnection agreements on favorable terms, and the time and expense involved in negotiating them, can be adversely affected by legal developments.

     A recent Supreme Court decision vacated a FCC rule determining which network elements the incumbent local exchange carriers must provide to competitors on an unbundled basis. On November 5, 1999, the FCC released an order revising its unbundled network element rules to conform to the Supreme Court's interpretation of the law, and reaffirmed the availability of the basic network elements, such as loops and dedicated transport, used by Allegiance. It is likely that this order may be subject to further agency reconsideration and/or court review. While these court and FCC proceedings were pending, Allegiance entered into interconnection agreements with a number of ILECs through negotiations or, in some cases, adoption of another CLEC's approved agreement. These agreements remain in effect, although in some cases one or both parties may be entitled to demand renegotiation of particular provisions based on intervening changes in the law. However, it is uncertain whether any of these agreements will be so renegotiated or whether Allegiance will be able to obtain renewal of these agreements on favorable terms when they expire.

WE COULD LOSE REVENUE IF CALLS TO INTERNET SERVICE PROVIDERS ARE TREATED AS LONG DISTANCE INTERSTATE CALLS

     We believe that other local exchange carriers should have to compensate us when their customers place calls to Internet service providers who are our customers. Most incumbent local exchange carriers disagree. Reciprocal compensation represents a material portion of our revenues. A majority of these revenues are from Internet service providers. Decisions providing that other carriers do not have to compensate us for these calls could limit our ability to service this group of customers profitably.

     For all other local calls, it is clear that the telecommunications company whose customer calls a customer of a second telecommunications company must compensate the second company. This is known as reciprocal compensation. This rule does not apply to long distance interstate calls and the FCC in its Declaratory Ruling of February 26, 1999, determined that Internet service provider traffic is interstate for jurisdictional purposes, but that its current rules neither require nor prohibit the payment of reciprocal compensation for such calls. In the absence of a federal rule, the FCC determined that state commissions have authority to interpret and enforce the reciprocal compensation provisions of existing interconnection agreements and to determine the appropriate treatment of Internet service provider traffic in arbitrating new agreements.

     Currently, over 30 state commissions and several federal and state courts have ruled that reciprocal compensation arrangements do apply to calls to Internet service providers, while four jurisdictions have ruled to the contrary. Certain of these rulings are subject to appeal. Additional disputes over the appropriate treatments of Internet service provider traffic are pending in other states.

     In addition, we anticipate that the per minute reciprocal compensation rate we receive from ILECs under our new interconnection agreements will be lower than it was under our previous agreements. These reductions in reciprocal compensation will have a material adverse effect on us if we are unable to offset it with other revenues.

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THE REGULATION OF ACCESS CHARGES INVOLVES UNCERTAINTIES, AND THE RESOLUTION OF
THESE UNCERTAINTIES COULD ADVERSELY AFFECT OUR BUSINESS

     To the extent we provide long-distance, often referred to as "interexchange," telecommunications service, we are required to pay access charges to other local exchange carriers when we use the facilities of those companies to originate or terminate interexchange calls. As a competitive local exchange carrier, we also provide access services to other long distance service providers. The interstate access charges of incumbent local exchange carriers are subject to extensive regulation by the FCC, while those of competitive local exchange carriers are subject to a lesser degree of FCC regulation, but remain subject to the requirement that all charges be just, reasonable, and not unreasonably discriminatory. Disputes have arisen regarding the regulation of access charges and these may be resolved adversely to us.

     Some interexchange carriers, including AT&T and Sprint, have challenged the switched access rates of Allegiance and other CLECs and have withheld some or all payments for the switched access services that they continue to receive. Although no formal complaints have been filed against us, AT&T and other interexchange carriers have asserted that they have not ordered switched access service from us and/or that our charges for switched access services are higher than those of the ILEC serving the same territory and are therefore unjust and unreasonable. AT&T has refused to pay us any originating access charges at our tariffed rates and other carriers are paying us less than our tariffed rates.

     On July 5, 1999, the FCC issued a ruling to address this issue in the context of a complaint case filed by MGC Communications, Inc., a CLEC that had not been receiving payments from AT&T. In that ruling, the FCC stated that "AT&T is liable to MGC, at MGC's tariffed rate, for the originating access service that it received . . ." The FCC indicated that AT&T had no obligation to purchase access from MGC based on the arguments that MGC had made, but the FCC also made clear that there may be other requirements that could limit AT&T's ability to not purchase such access from a CLEC. In response to that FCC decision, AT&T filed a Petition for Review with the FCC, which was denied on December 28, 1999. AT&T may pursue an appeal of this ruling.

     Several states, including Colorado, Missouri, New York, Texas and Virginia, have proposed or required that CLEC access charges be limited to those charged by ILECs operating in the same area as the CLEC with respect to calls originating or terminating in such area, except where the CLEC in question can establish that its costs justify a higher access rate through a formal cost proceeding. We believe that it is possible that other states will enact similar requirements. We also believe, however, that it is more likely that many states will use the same approach for intrastate long distance as the FCC ultimately decides to use for interstate long distance.

     It is our belief that the FCC's decision in the MGC/AT&T matter has established the approach that will be applied for all similarly-situated CLECs such as Allegiance. Further, the FCC is reviewing the switched access rate level issue and related matters in its Access Charge Reform docket. In this docket, the FCC has requested comment as to whether interexchange carriers may refuse to purchase switched access services from particular carriers. Allegiance is an active participant in that proceeding.

     In light of the FCC's decision in the MGC/AT&T proceeding and the support ILECs, including the large ILECs, have generally given to the principle that interexchange carriers should not be permitted to refuse to purchase switched access services from particular carriers, we believe that we will ultimately receive payment owed to us from AT&T, Sprint and any other interexchange carrier that withholds payment for switched access services that we provide. We cannot provide any assurance, however, as to the amount of payments that we will ultimately receive, the actual outcome of the FCC proceedings or the positions various states will take on the similar issue of intrastate switched access rates. Our switched access rates will have to be adjusted to comport
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

with future decisions of the FCC or state commissions and these adjustments could have a material adverse effect on Allegiance.

IF WE DO NOT CONTINUALLY ADAPT TO TECHNOLOGICAL CHANGE, WE COULD LOSE CUSTOMERS AND MARKET SHARE

     The telecommunications industry is subject to rapid and significant changes in technology, and we rely on outside vendors for the development of and access to new technology. The effect of technological changes on our business cannot be predicted. We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. We cannot assure you that we will obtain access to new technology on a timely basis or on satisfactory terms. Any failure by us to obtain new technology could cause us to lose customers and market share.

WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY FUND INVESTOR CONTROL WHICH COULD BE DETRIMENTAL TO HOLDERS OF OUR SECURITIES

     You should be aware that the investment funds that provided our initial equity hold a majority of our board seats and a significant amount of our common stock and that as a result, our direction and future operations may be controlled by these funds. For a discussion of the voting agreement among our original fund and management investors regarding the election of nominees to the board of directors, see the discussion under "Management and Directors". In addition, Vulcan Ventures recently purchased four million shares of our common stock from existing stockholders and in connection with that transaction, Allegiance agreed to nominate two Vulcan Ventures designated directors to Allegiance's board. As a result of these relationships, decisions concerning our operations or financial structure may present conflicts of interest between these investors and our management and other holders of our securities, including our notes. In addition to their investments in us, these investors or their affiliates currently have significant investments in other telecommunications companies and may in the future invest in other entities engaged in the telecommunications business or in related businesses, including entities that compete with us. Conflicts may also arise in the negotiation or enforcement of arrangements entered into by us and entities in which these investors have an interest.

FUTURE SALES OF OUR STOCK BY EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE

     After this offering, we will have approximately 70.9 million shares of common stock outstanding. While certain of these shares are "restricted securities" under the federal securities laws, such shares are or will be eligible for sale subject to restrictions as to timing, manner, volume, notice and the availability of current public information regarding Allegiance. See "Shares Eligible for Future Sale". Sales of substantial amounts of stock in the public market, or the perception that sales could occur, could depress the prevailing market price for our stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

ANTI-TAKEOVER PROVISIONS IN ALLEGIANCE'S CHARTER AND BYLAWS COULD LIMIT OUR SHARE PRICE AND DELAY A CHANGE OF MANAGEMENT

     Our certificate of incorporation and by-laws contain provisions that could make it more difficult or even prevent a third party from acquiring Allegiance without the approval of our incumbent board of directors. See "Description of Capital Stock".

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IF WE BECOME SUBJECT TO THE INVESTMENT COMPANY ACT, IT COULD ADVERSELY AFFECT
OUR FINANCING ACTIVITIES AND FINANCIAL RESULTS

     Allegiance currently has substantial short-term investments, pending the deployment of our capital in the pursuit of building our business and these will increase if we complete this offering or borrow funds under our credit facilities. This may result in Allegiance being treated as an "investment company" under the Investment Company Act of 1940. This statute requires the registration of, and imposes various substantive restrictions on, certain companies that are, or hold themselves out as being, engaged primarily, or propose to engage primarily in, the business of investing, reinvesting or trading in securities, or that fail certain statistical tests regarding composition of assets and sources of income and are not primarily engaged in businesses other than investing, reinvesting, owning, holding or trading securities.

     Allegiance believes that it is primarily engaged in a business other than investing, reinvesting, owning, holding or trading securities and, therefore, is not an investment company within the meaning of this statute. While we believe this means we are not an investment company within the meaning of the law, we are currently relying on an exemption from these Investment Company Act requirements. This exemption remains in effect until June 8, 2000.

     If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure, management, operations, transactions with affiliated persons and other matters. To avoid having to register as an investment company, we may have to seek an extension of the effectiveness of our exemption from the SEC or we may have to invest a portion of our liquid assets in cash and demand deposits instead of securities. The extent to which we will have to do so will depend on the composition and value of our total assets on June 8, 2000. Having to register as an investment company or having to invest a material portion of our liquid assets in cash and demand deposits to avoid such registration, could have a material adverse effect on our business, financial condition and results of operations.

OUR FORWARD-LOOKING STATEMENTS MAY MATERIALLY DIFFER FROM ACTUAL EVENTS OR
RESULTS

     This prospectus contains "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended, and Allegiance intends that such forward-looking statements be subject to the safe harbors created by this law. You generally can identify these statements by our use of forward-looking words such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative or other variations of such terms or comparable terminology, or by discussion of strategy that involve risks and uncertainties. We often use these types of statements when discussing our plans and strategies, our anticipation of revenues from designated markets, and statements regarding the development of our businesses, the markets for our services and products, our anticipated capital expenditures, operations support systems or changes in regulatory requirements and other statements contained in this prospectus regarding matters that are not historical facts.

     We caution you that these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you that we will achieve the future results reflected in these statements. The risks we face that could cause us not to achieve these results include, but are not limited to our ability to do the following in a timely manner, at reasonable costs and on satisfactory terms and conditions:

     - successfully market our services to current and new customers;

     - interconnect with and develop cooperative working relationships with incumbent local exchange carriers;

     - develop efficient operations support systems and other back office systems;

     - successfully and efficiently transfer new customers to our networks and access new geographic markets;

     - identify, finance and complete suitable acquisitions;

     - close and borrow under our new credit facilities or borrow under alternative financing sources;

     - install new switching facilities and other network equipment;

     - electronically bond with ILECs; and

     - obtain leased fiber optic line capacity, rights-of-way, building access rights and any required governmental authorizations, franchises and permits.

     Regulatory, legislative and judicial developments could also cause actual results to differ materially from the future results reflected in such forward-looking statements. You should consider all of our subsequent written and oral forward-looking statements only in light of such cautionary statements. You should not place undue reliance on these forward-looking statements and you should understand that they speak only as of the dates we make them.

                                USE OF PROCEEDS

     The net proceeds to Allegiance from the sale of the 6,000,000 shares of common stock in this offering at the assumed public offering price of $92.25 per share are estimated to be approximately $531.2 million (approximately $664.4 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by Allegiance. We intend to use the net proceeds from this offering and our new credit facilities primarily to fund the costs of our expanded business plan. We may also use a portion of the net proceeds for other general corporate purposes, which may include acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     Allegiance will not receive any of the proceeds from the sale of common stock by the selling stockholders.

                                DIVIDEND POLICY

     We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors our board of directors deems relevant. In addition, our current financing agreements effectively prohibit us from paying cash dividends for the foreseeable future.

                          MARKET PRICE OF COMMON STOCK

     Allegiance's common stock is traded on the Nasdaq National Market under the symbol "ALGX". Allegiance completed the initial public offering of its common stock on July 1, 1998. The following table sets forth, for the periods indicated, the high and low sales prices for the common stock as reported by the Nasdaq National Market.

                                                                   COMMON
                                                                STOCK PRICE
                                                              ----------------
                                                               HIGH      LOW
                                                               ----      ---
Year ended December 31, 1998:
  Third quarter.............................................  $15.688   $6.250
  Fourth quarter............................................   13.375    5.000
Year ended December 31, 1999:
  First quarter.............................................   31.000   11.563
  Second quarter............................................   58.500   25.375
  Third quarter.............................................   65.250   40.000
  Fourth quarter............................................   92.250   57.250

                                    DILUTION

     The net tangible book value of Allegiance as of September 30, 1999 was approximately $461.7 million or $7.12 per share. Net tangible book value per share represents the amount of Allegiance's total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to the sale by Allegiance of 6,000,000 shares of common stock offered hereby at an assumed offering price of $92.25 per share and after deducting underwriting discounts and commissions and estimated offering expenses of $3.71 per share, the net tangible book value at September 30, 1999 would have been approximately $992.9 million or $14.01 per share. This represents an immediate increase in net tangible book value of $6.89 per share to existing stockholders and an immediate dilution of $78.24 per share to new investors in this offering, as illustrated by the following table:

                                                                    PER SHARE
                                                               --------------
Assumed public offering price per share.....................           $92.25
  Net tangible book value per share before the offering.....   $7.12
  Increase per share attributable to new investors..........    6.89
Pro forma net tangible book value per share after the
  offering..................................................            14.01
Net tangible book value dilution per share to new
  investors.................................................           $78.24
                                                                       ======

                                 CAPITALIZATION

     The following table sets forth the capitalization of Allegiance as of September 30, 1999 and as adjusted to reflect the sale of 6,000,000 shares of common stock pursuant to this offering, assuming an offering price of $92.25 and that the underwriters' over-allotment option is not exercised. This table should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.

                                                              AS OF SEPTEMBER 30, 1999
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                    (UNAUDITED)
                                                               (DOLLARS IN THOUSANDS)
Cash, cash equivalents and short-term investments...........  $  609,642   $1,140,886
Short-term investments, restricted..........................      25,727       25,727
                                                              ----------   ----------
          Total cash, cash equivalents, short-term
            investments and restricted short-term
            investments.....................................  $  635,369   $1,166,613
                                                              ==========   ==========
Long-term debt:
  11 3/4% senior discount notes, at accreted value..........  $  295,470   $  295,470
  12 7/8% senior notes, at accreted value...................     201,196      201,196
  Other.....................................................       9,011        9,011
                                                              ----------   ----------
          Total long-term debt..............................  $  505,677   $  505,677
                                                              ==========   ==========
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, no shares issued and outstanding, actual
     and as adjusted........................................          --           --
  Common stock, $.01 par value, 150,000,000 shares
     authorized, 64,890,147 and 70,890,147 shares issued and
     64,864,835 and 70,864,835 shares outstanding, actual
     and as adjusted, respectively..........................         649          709
Common stock in treasury, at cost, 25,312 shares, actual and
  as adjusted...............................................          (5)          (5)
Warrants....................................................       3,896        3,896
Additional paid-in capital..................................     940,029    1,471,213
Deferred compensation.......................................     (15,583)     (15,583)
Deferred management ownership allocation charge.............     (10,640)     (10,640)
Accumulated deficit.........................................    (420,736)    (420,736)
                                                              ----------   ----------
          Total stockholders' equity........................     497,610    1,028,854
                                                              ----------   ----------
          Total capitalization..............................  $1,003,287   $1,534,531
                                                              ==========   ==========

                            SELECTED FINANCIAL DATA

     The selected consolidated financial data presented below as of and for the year ended December 31, 1998 and as of and for the period from inception on April 22, 1997 through December 31, 1997 were derived from the audited consolidated financial statements of Allegiance and the notes thereto contained elsewhere in this prospectus, which statements have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data presented below as of and for the nine months ended September 30, 1999 and 1998 were derived from the unaudited condensed consolidated financial statements of Allegiance and the notes thereto contained elsewhere in this prospectus. Dollar amounts are in thousands, except share amounts.

     Allegiance has generated operating losses and negative cash flow from its operating activities to date. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, contained elsewhere in this prospectus.

                                                                                        PERIOD FROM
                                                   NINE MONTHS                          INCEPTION ON
                                                      ENDED                            APRIL 22, 1997
                                                  SEPTEMBER 30,          YEAR ENDED       THROUGH
                                            -------------------------   DECEMBER 31,    DECEMBER 31,
                                               1999          1998           1998            1997
                                               ----          ----       ------------   --------------
                                                   (UNAUDITED)           (AUDITED)       (AUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues..................................  $    59,773   $     4,201   $     9,786      $        --
Operating expenses:
  Network.................................       38,626         4,506         9,529              151
  Selling, general and administrative.....       98,539        26,076        46,089            3,426
  Management ownership allocation
    charge(1).............................       15,584       160,534       167,312               --
  Non-cash deferred compensation..........        5,841         3,759         5,307              210
  Depreciation and amortization...........       35,085         3,705         9,003               12
                                            -----------   -----------   -----------      -----------
         Total operating expenses.........      193,675       198,580       237,240            3,799
                                            -----------   -----------   -----------      -----------
Loss from operations......................     (133,902)     (194,379)     (227,454)          (3,799)
Interest income...........................       23,159        13,059        19,917              111
Interest expense..........................      (43,902)      (25,278)      (38,952)              --
                                            -----------   -----------   -----------      -----------
Net loss..................................     (154,645)     (206,598)     (246,489)          (3,688)
Accretion of redeemable convertible
  preferred stock and warrant values......         (130)      (11,844)      (11,971)          (3,814)
                                            -----------   -----------   -----------      -----------
Net loss applicable to common stock.......  $  (154,775)  $  (218,442)  $  (258,460)     $    (7,502)
                                            ===========   ===========   ===========      ===========
Net loss per share, basic and diluted.....  $     (2.62)  $    (13.02)  $    (10.53)     $(17,610.68)
                                            ===========   ===========   ===========      ===========
Weighted average number of shares
  outstanding, basic and diluted..........   58,988,867    16,780,802    24,550,346              426
                                            ===========   ===========   ===========      ===========
OTHER FINANCIAL DATA:
EBITDA(2).................................  $   (77,392)  $   (26,381)  $   (45,832)     $    (3,577)
Net cash used in operating activities.....      (64,308)      (10,498)      (17,270)          (1,943)
Net cash used in investing activities.....     (120,255)     (183,699)     (319,170)         (21,926)
Net cash provided by financing
  activities..............................      504,507       593,216       593,216           29,595
Capital expenditures......................      215,893        63,550       113,539           21,926

                                                            AS OF SEPTEMBER 30,    AS OF DECEMBER 31,
                                                           ---------------------   -------------------
                                                              1999        1998       1998       1997
                                                              ----        ----       ----       ----
                                                                (UNAUDITED)             (AUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents, short-term investments, and
  restricted short-term investments......................  $  635,369   $477,096   $431,435    $ 5,726
Property and equipment, net..............................     345,130    100,541    144,860     23,900
Total assets.............................................   1,095,244    646,772    637,874     30,047
Long-term debt...........................................     505,677    463,752    471,652         --
Redeemable cumulative convertible preferred stock, $.01
  par value, 0 shares authorized and 0 shares issued and
  outstanding at September 30, 1999, September 30, 1998
  and December 31, 1998 and 40,498,062 shares authorized
  and 40,498,062 shares issued and outstanding at
  December 31, 1997......................................          --         --         --     33,409
Redeemable warrants......................................          --      8,507      8,634         --
Total stockholders' equity (deficit).....................     497,610    142,121    110,430     (7,292)
Total liabilities and stockholders' equity...............   1,095,244    646,772    637,874     30,047

---------------

(1) In connection with the initial public offering of common stock, Allegiance Telecom, LLC, an entity that owned substantially all of Allegiance's outstanding capital stock, was dissolved and its assets, which consisted almost entirely of such capital stock, were distributed to the Allegiance Telecom, LLC investors in accordance with its limited liability company agreement. This agreement provides that the equity allocation between the original fund investors and the management investors be 66.7% and 33.3%, respectively, based upon the valuation implied by the initial public offering of common stock.

     Under generally accepted accounting principles, upon consummation of the initial public offering of common stock, Allegiance recorded the increase in the assets of Allegiance Telecom, LLC allocated to the management investors as a $193.5 million increase in additional paid-in capital, of which $122.5 million was recorded as a non-cash, non-recurring charge to operating expense and $71.0 million was recorded as deferred management ownership allocation charge. The deferred charge was amortized at $44.8 million, $15.6 million and $38.0 million during the year ended December 31, 1998, and the nine months ended September 30, 1999 and 1998, respectively. The deferred charge will be further amortized at $3.2 million, $7.2 million and $0.2 million during the fourth quarter of 1999 and for the years 2000 and 2001, respectively; this is the period over which Allegiance has the right to repurchase the securities, at the lower of fair market value or the price paid by the employee, in the event the management employee's employment with Allegiance is terminated. See "Certain Relationships and Related Transactions" in our Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in this prospectus.

(2) EBITDA represents earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and non-cash deferred compensation. EBITDA is not a measurement of financial performance under generally accepted accounting principles, is not intended to represent cash flow from operations, and should not be considered as an alternative to net loss as an indicator of Allegiance's operating performance or to cash flows as a measure of liquidity. Allegiance believes that EBITDA is widely used by analysts, investors and other interested parties in the telecommunications industry. EBITDA is not necessarily comparable with similarly titled measures for other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Allegiance is a leading competitive provider of telecommunications services to small and medium-sized business, government and other institutional users in major metropolitan areas across the United States. Allegiance offers an integrated set of telecommunications services including local exchange, local access, domestic and international long distance, data and a full suite of Internet services. Its principal competitors are incumbent local exchange carriers, such as the regional Bell operating companies and GTE Corporation operating units.

     Allegiance is developing its networks throughout the United States using what it refers to as a "smart build" approach. In contrast to the traditional network build-out strategy under which carriers install their own telecommunications switch in each market and then construct their own fiber optic networks to reach customers, Allegiance installs its own switch in each market but then leases other elements of the network from the ILECs. The smart build strategy specifically involves:

     - leasing existing ILEC copper wire connections throughout a local market area, also called the "local loop," which connect customers to the central offices or "hubs" of an ILEC network, and

     - installing, or physically locating, transmission equipment in these central offices to route customer traffic through them to Allegiance's own switch.

     Locating equipment at ILEC facilities, also known as "collocation," is central to the success of the smart build strategy. By collocating, Allegiance has the ability to lease, on a monthly or long-term basis, local loop and other network elements owned by the ILEC. This enables Allegiance to reach a wide range of customers without having to build network connections to each one of them.

     Management believes that the smart build approach offers a number of competitive advantages over the traditional build-out strategy by allowing Allegiance to:

     - accelerate market entry by nine to eighteen months through eliminating or at least deferring the need for city franchises, rights-of-way and building access;

     - reduce initial capital expenditures in each market, allowing Allegiance to focus its initial capital resources on the critical areas of sales, marketing, and operations support systems, instead of on constructing extensive fiber optic networks to each customer;

     - improve return on capital by generating revenue with a smaller capital investment;

     - defer capital expenditures for network assets to the time when revenue generated by customer demand is available to finance such expenditures; and

     - address attractive service areas selectively throughout target markets and not just in those areas where Allegiance has constructed fiber transmission facilities.

     Allegiance believes that its smart build approach allows it to reduce its up-front capital expenditures to approximately 25% of the total capital expenditures required to develop such a network as compared with up-front capital expenditures of approximately 50% under traditional build-out models. The level of "up-front" capital required to be spent by Allegiance to develop a network will vary depending on a number of factors. These factors include:

     - the size and geography of the market;

     - the cost of development of Allegiance's network in each market;

     - the degree of penetration of the market;

     - the extent of price and service competition for telecommunications services, regulatory and technological developments; and

     - Allegiance's ability to negotiate favorable prices for purchases of equipment.

     We initiated service by buying phone lines at wholesale prices and then reselling them to customers in Dallas during December 1997. We began providing service using our own switch and transmission equipment in April 1998 to customers in New York City. Throughout the remainder of 1998, we initiated facilities based services in Atlanta, Boston, Chicago, Dallas, Fort Worth, Los Angeles, Oakland and San Francisco. During 1999, we commenced operations in:
Philadelphia (January 1999), Washington, D.C., including suburban Maryland and Virginia, and San Jose (March 1999), Houston (April 1999), Northern New Jersey (May 1999), San Diego (July 1999), Long Island (August 1999), Orange County (September 1999), Baltimore (October 1999), and Detroit (November 1999).

     Although we initiated resale of local services in Dallas in 1997, reselling local service is not our core focus and comprises a small percentage of our sales. We now generally resell local services in order to provide a comprehensive telecommunications solution to a customer that has a need for local services both within and outside of our markets. In these cases, we resell services to those locations that are not within markets where we have facilities. We also resell services in certain cases where customers require services that we do not currently provide on a facilities basis. We earn significantly higher margins by providing facilities based services instead of resale services and our sales teams have focused their efforts on selling services that require the use of our facilities.

     We may acquire unused fiber capacity to which Allegiance adds its own electronic transmission equipment once traffic volume justifies this investment or other factors make it attractive. This unused fiber is known as "dark fiber" because no light is transmitted through it while it is unused. Allegiance believes that dark fiber is readily available in most major markets. We are moving to the next stage of our smart build strategy in most of our existing markets by acquiring dark fiber capacity to connect many of the central offices at which we are located. These dark fiber rings will replace the network elements that we are leasing on a short-term basis from the ILECs and are expected to provide us with higher operating margins and more reliable network services. We currently have dark fiber rings in operation in New York City, Dallas and Houston and we have entered into contracts for dark fiber rings in an additional 16 metropolitan markets, all of which are expected to be in operation before the end of 2000. We have also contracted for similar long-term arrangements for long-haul fiber routes connecting our Boston, New York City and Washington, D.C. networks.

     The table below provides selected key operational data:

                                                         AS OF             AS OF
                                                     SEPTEMBER 30,     DECEMBER 31,
                                                    ----------------   -------------
                                                     1999      1998     1998    1997
                                                     ----      ----     ----    ----
Markets served....................................       17        6        9     0
Number of switches deployed.......................       13        5        7     0
Central office collocations.......................      260       54      101     0
Addressable market (business lines) (in
  millions).......................................      8.4      2.0      3.6     0
Lines sold........................................  262,100   43,400   86,500    20
Lines installed...................................  181,400   25,900   47,700     9
Sales force employees.............................      608      195      295     0
Total employees...................................    1,525      462      649    40

     Our initial business plan covered 24 of the largest metropolitan areas in the United States. We have successfully raised the projected capital to build our networks and operate in each of these markets to the point at which operating cash flow from the market is sufficient to fund such market's operating costs and capital expenditures. In light of this progress, we have expanded our business plan as described under "Prospectus Summary".

RESULTS OF OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1998

     For the nine months ended September 30, 1999 and 1998, we generated revenues of $59.8 million and $4.2 million, respectively. As of September 30, 1999, we sold 262,100 lines and installed 181,400 lines. As of September 30, 1998, we sold 43,400 lines and installed 25,900 lines. Facilities based lines represented 87% of all lines installed at September 30, 1999 as compared to 47% at September 30, 1998.

     Local service revenues for the nine months ended September 30, 1999 and 1998 were approximately $25.5 million and $3.5 million, respectively. Local service revenues consisted of:

     - the monthly recurring charge for basic service;

     - usage based charges for local calls in certain markets;

     - charges for services such as call waiting and call forwarding; and

     - to a lesser extent, non-recurring charges, such as charges for additional lines for an existing customer.

     We earn "access charges" revenue by connecting our local service customers to their selected long distance carriers for outbound calls or by delivering inbound long distance traffic to our local service customers. We earn "reciprocal compensation" revenue by terminating on our network local calls that originate on another carrier's network. Access charge revenue and reciprocal compensation revenue accounted for $27.1 million of our revenues for the nine months ended September 30, 1999 and $0.3 million of our revenues for the nine months ended September 30, 1998. Our interstate access charges were filed largely mirroring those used by the National Exchange Carrier Association ("NECA"), an association of independent local exchange carriers and our state access charges were generally set the same as those of state associations similar to NECA or of individual ILECs operating in other areas within the same state. These charges are generally higher than those charged by the large ILECs operating in the same areas as Allegiance because, for instance, these large ILECs have many more customers and therefore have lower unit costs. Access charges are intended to compensate the local exchange carrier for the costs incurred in originating and terminating long distance calls on its network and we believe our access charges are appropriately set at levels approximately the same as those of the smaller ILECs. Access charge levels in general, and those charged by CLECs in particular, are subject to various disputes and are under review by the FCC. See "Risk Factors -- The Regulation of Access Charges Involves Uncertainties, and the Resolution of These Uncertainties Could Adversely Affect Our Business". Reciprocal compensation charges as they relate to Internet service provider traffic are also subject to various disputes. See "Risk Factors -- We Could Lose Revenue if Calls to Internet Service Providers Are Treated As Long Distance Interstate Calls".

     Long distance revenues for the nine months ended September 30, 1999 and 1998 were approximately $1.7 million and $0.4 million, respectively. Internet access and other Internet revenues for the nine months ended September 30, 1999 were approximately $5.0 million.

     All other sources of revenue accounted for approximately $0.5 million for the nine months ended September 30, 1999. Other revenues for the nine months ended September 30, 1998 were immaterial.

     We are using the purchase accounting method to account for the acquisitions of the common stock of Kivex, Inc. and ConnectNet, Inc. and the acquisition of certain assets of ConnecTen, L.L.C. We have recognized the revenues earned since the ConnecTen, L.L.C. and ConnectNet, Inc. transactions, both of which closed in April 1999, and the Kivex, Inc. transaction which closed on June 30, 1999, in our condensed consolidated statement of operations for the period ended September 30, 1999. Kivex, Inc. revenues contributed approximately $2.4 million to consolidated revenues for the third quarter of 1999. The other two companies' revenues were immaterial to revenues for the period ended September 30, 1999. We have had discussions, and will continue to have discussions in the foreseeable future, concerning other potential acquisitions of Internet service providers and other providers of telecommunications services.

     The systems that have historically been used to switch customers from their existing carrier to Allegiance and to begin providing them service generally required multiple entries of customer information by hand and were exchanged by fax with the ILEC. In January 1999, we announced that we had successfully achieved "electronic bonding" between our operations support systems and those of Bell Atlantic in the New York City market with respect to processing local service orders. Electronic bonding is a method by which manual processing and faxing of information is replaced with electronic processing where our computer systems and those of other carriers communicate directly. The manual approach which we must use in the absence of electronic bonding is not only labor intensive, but also creates numerous opportunities for:

     - errors in providing new service and billing;

     - service interruptions;

     - poor customer service; and

     - increased customer turnover.

     These problems create added expenses and decrease customer satisfaction. Without electronic bonding, confirmation of receipt and installation of orders has taken from two business days to one month. Electronic bonding is expected to improve productivity by decreasing the period between the time of sale and the time a customer's line is installed.

     In addition to Bell Atlantic in New York City, we are now electronically bonding with Bell Atlantic in Boston and Long Island and with Southwestern Bell in Dallas, Fort Worth, and Houston. Testing with SBC and Pacific Bell in California was completed during the third quarter 1999 on the electronic data interface which is now in use there. Local service requests for all Texas and California markets are now processed electronically with SBC. We are currently testing electronic bonding with Ameritech and expect to begin sending production orders in January 2000. Electronic bonding with Bell Atlantic in their southern region should also be completed by the end of the first quarter 2000. We plan on testing with BellSouth and US West in the second quarter 2000. We are also working towards the electronic bonding of that portion of the billing process in which we gather customer specific information, including their current service options, and the process of identifying and resolving customer service problems. These additional "electronic bonding" initiatives will require additional capital expenditures and should result in additional efficiencies.

     For the nine months ended September 30, 1999 and 1998, network expenses were $38.6 million and $4.5 million, respectively. This sharp increase is consistent with the deployment of our networks and initiation and growth of our services during 1999 and 1998. Network expenses included:

     - the cost of leasing high capacity digital lines that interconnect our network with ILEC networks;

     - the cost of leasing high capacity digital lines that connect our switching equipment to Allegiance transmission equipment located in ILEC central offices;

     - the cost of leasing local loop lines which connect our customers to our network;

     - the cost of completing local and long distance calls originated by our customers;

     - the cost of leasing space in ILEC central offices for collocating Allegiance transmission equipment; and

     - the cost of leasing our nationwide Internet network.

     The costs to lease local loop lines and high capacity digital lines from the ILECs vary by ILEC and are regulated by state authorities under the Telecommunications Act of 1996. We believe that in many instances there are multiple carriers in addition to the ILEC from which we can lease high capacity lines, and that we can generally lease those lines at lower prices than are charged by the ILEC. We expect that the costs associated with these leases will increase with customer volume and will be a significant part of our ongoing cost of services. The cost of leasing switch sites is also a significant part of our ongoing cost of services.

     In constructing switching and transmission equipment for a new market, we capitalize as a component of property and equipment only the non-recurring charges associated with our initial network facilities and the monthly recurring costs of those network facilities until the switching equipment begins to carry revenue producing traffic. Typically, the charges for just one to two months are capitalized. We expense the monthly recurring and non-recurring costs resulting from the growth of existing collocation sites, and the costs related to expansion of the network to additional collocation sites in operational markets as we incur these charges.

     We incur "reciprocal compensation" costs in providing both voice and data services and expect reciprocal compensation costs to be a major portion of our cost of services. We must enter into an interconnection agreement with the ILEC in each market to make widespread calling available to our customers. These agreements typically set the cost per minute to be charged by each party for the calls that are exchanged between the two carriers' networks. Generally, a carrier must compensate another carrier when a local call by the first carrier's customer terminates on the other carrier's network. These reciprocal compensation costs will grow as our customers' outbound calling volume grows.

     The cost of securing long distance service capacity is a variable cost that increases in direct relationship to increases in our customer base and their long distance calling volumes. We believe that these costs, measured as a percentage of long distance revenues, will be relatively consistent from period to period. However, we do expect period over period growth in the absolute cost of such capacity, and that the cost of long distance capacity will be a significant portion of our cost of long distance services. We have entered into one resale agreement with a long distance carrier to provide Allegiance with the ability to provide our customers with long distance service. We expect to enter into resale agreements for long distance service with other carriers in the future. Such agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. Our existing resale agreement, however, does not contain a minimum volume commitment. If we agree to minimum volume commitments and fail to meet them, we may be obligated to pay underutilization charges. Under most of these types of agreements, if a company underestimates its need for transmission capacity and exceeds the maximum amount agreed to under such agreements, it may be required to obtain capacity through more expensive means.

     We have developed a national Internet data network by connecting our cities with leased high capacity digital lines. The costs of these lines will increase as we increase capacity to address customer demand, open new markets and connect additional markets to our Internet network.

     For the nine months ended September 30, 1999, selling, general and administrative expenses increased to $98.5 million from $26.1 million for the nine months ended September 30, 1998. Selling, general and administrative expenses include salaries and related personnel costs, facilities costs and legal and consulting fees. The number of employees increased to 1,525 as of September 30, 1999, from 462 as of September 30, 1998. As of September 30, 1999, the sales force, including sales managers and sales administrators, had grown to 608, from 195 as of September 30, 1998. We currently do not have any print or other media advertising campaigns. Although we currently do not use sales agents, we may use agents in the future. As we continue to grow in terms of number of customers and call volume, we expect that ongoing expenses for customer care and billing will increase.

     We amortized $15.6 million and $38.0 million of the deferred management ownership allocation charge, a non-cash charge to income, for the nine months ended September 30, 1999 and 1998, respectively. Our original private equity fund investors and original management team investors owned 95.0% and 5.0%, respectively, of the ownership interests of Allegiance Telecom, LLC, an entity that owned substantially all of our outstanding capital stock prior to our initial public offering of common stock. As a result of that offering, the assets of Allegiance Telecom, LLC, which consisted almost entirely of such capital stock, were distributed to the original fund investors and management investors in accordance with the Allegiance Telecom, LLC limited liability company agreement. This agreement provided that the equity allocation between the fund investors and management investors would be 66.7% and 33.3%, respectively, based upon the valuation implied by the initial public offering. We recorded the increase in the assets of Allegiance Telecom, LLC allocated to the management investors as a $193.5 million increase in additional paid-in capital. This transaction was recorded during the third quarter of 1998. Of this charge, we recorded $122.5 million as a non-cash, non-recurring charge to operating expense and $71.0 million as a deferred management ownership allocation charge. We will further amortize this deferred charge at $3.2 million, $7.2 million and $0.2 million during the fourth quarter of 1999, and for the years 2000 and 2001, respectively. This period is the time-frame over which we have the right to repurchase a portion of the securities, at the lower of fair market value or the price paid by the employee, in the event the management employee's employment with Allegiance is terminated. For the nine months ended September 30, 1999 and 1998, we recorded $5.8 million and $3.8 million of amortization of deferred compensation expense, respectively. Such deferred compensation was recorded in connection with membership units of Allegiance Telecom, LLC sold to certain management employees and grants to employees under our 1997 Stock Option Plan and 1998 Stock Incentive Plan.

     For the nine months ended September 30, 1999 and 1998, we recorded $31.7 million of depreciation and amortization of property and equipment and $3.7 million, respectively. Such increase was consistent with the deployment of our networks and initiation of services in seventeen markets by September 30, 1999.

     In connection with the ConnecTen, ConnectNet and Kivex acquisitions completed during the second quarter of 1999, we assigned an aggregate of $5.5 million of the purchase price to customer lists and $0.2 million to workforces. We also recorded an aggregate of $33.7 million of goodwill. Each of these intangible assets is being amortized over their estimated useful lives of three years, beginning at their respective date of the acquisition. For the nine months ended

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

September 30, 1999, we recorded $2.9 million of amortization for goodwill and $0.5 million of amortization of customer list and workforces.

     For the nine months ended September 30, 1999 and 1998, interest expense was $43.9 million and $25.3 million, respectively. Interest expense recorded during the period ended September 30, 1999 reflects the accretion of the 11 3/4% notes and related amortization of the original issue discount, and the amortization of the original issue discount on the 12 7/8% notes. The 12 7/8% notes were issued on July 1, 1998. The amount of interest capitalized for the nine months ended September 30, 1999 and 1998 was $4.1 million and $1.8 million, respectively. Interest income for the nine months ended September 30, 1999 and 1998 was $23.2 million and $13.1 million, respectively. Interest income results from the investment of cash and from U.S. Government securities which we purchased and placed in a pledge account to secure the semi-annual payments of interest through May 2001 on the 12 7/8% notes. Interest income during 1999 is greater than for the comparable periods in 1998 because we had additional cash generated from our initial public offering of stock, sale of 11 3/4% notes in February 1998 and sale of 12 7/8% notes in July 1998, as well as the additional sale of common stock during April 1999.

     From February 1998 through March 1999, we recorded accretion of our redeemable warrants to reflect the possibility that they would be redeemed at fair market value in February 2008. Amounts were accreted using the effective interest method and management's estimates of the future fair market value of such warrants at the time redemption is permitted. Amounts accreted increased the recorded value of such warrants on the balance sheet and resulted in non-cash charges to increase the net loss applicable to common stock. As the terms and conditions of the Warrant Agreement do not specify a date certain for redemption of the warrants and the exchange of warrants for cash is no longer beyond the control of management, we have ceased accretion of the warrants and reclassified the accreted value of the redeemable warrants at April 1, 1999 to the stockholders' equity section. If a repurchase event occurs in the future or becomes probable, we will adjust the warrants to the estimated redemption value at that time.

     Until the consummation of our initial public offering of common stock in July 1998, we also recorded the potential redemption values of redeemable convertible preferred stock, in the event that those shares would be redeemed at fair market value in August 2004. At the time of our initial public offering, such preferred stock was converted into common stock. Accordingly, the amounts accreted for the redeemable convertible preferred stock were reclassified as an increase to additional paid-in capital in the stockholders' equity section of the balance sheet, and there has been, and will be, no additional accretion of redeemable convertible preferred stock values. Accretion related to the redeemable convertible preferred stock was $11.5 million for the nine months ended September 30, 1998.

     Our net loss for the nine months ended September 30, 1999, after amortization of the non-cash management allocation charge and amortization of deferred compensation, but before accretion of redeemable warrants, was $154.6 million. Our net loss for the nine months ended September 30, 1998, after amortization of the non-cash management allocation charge and amortization of deferred compensation, but before the accretion of the redeemable convertible preferred stock and redeemable warrants, was $206.6 million. After deducting accretion of redeemable warrant values, the net loss applicable to common stock was $154.8 million for the nine months ended September 30, 1999. After deducting accretion of redeemable preferred stock and warrant values, the net loss applicable to common stock was $218.4 million for the nine months ended September 30, 1998.

     Many securities analysts use the measure of earnings before deducting interest, taxes, depreciation and amortization, also commonly referred to as "EBITDA," as a way of evaluating a company. We had EBITDA losses of $77.4 million for the nine months ended September 30, 1999, and EBITDA losses of $26.4 million for the same period in 1998. In calculating EBITDA, we also exclude the non-cash charges to operations for management ownership allocation charge

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

and deferred stock compensation expense totaling $21.4 million for the nine months ended September 30, 1999 and $164.3 million for the nine months ended September 30, 1998.

     We expect to continue to experience operating losses and negative EBITDA as a result of our development and market expansion activities. We typically do not expect to achieve positive EBITDA in any market until at least its third year of operation.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Allegiance commenced operations in August 1997. During the period from August to December 1997, Allegiance did not sell any services or open any markets. Instead, substantial effort was devoted to developing business plans, initiating applications for governmental authorizations, hiring management and other key personnel, working on the design and development of local exchange telephone networks and operations support systems, acquiring equipment and facilities, and negotiating interconnection agreements. Allegiance initiated service by buying phone lines at wholesale prices and then reselling them to nine "beta" customers in Dallas during December 1997, generating only $400 of revenue for that period. Given that Allegiance has significantly increased its customer base and geographic markets from the commencement of operations in Dallas during 1997, comparisons of 1998 results with those of 1997 are not meaningful.

     For the year ended December 31, 1998, we sold 67,100 facilities-based lines and installed 30,500 lines. Resale lines sold during 1998 totaled 19,400, of which 17,200 were installed. During 1998, Allegiance generated $9.8 million of revenue. The majority, $6.9 million, was local service revenue. During 1998, access charges accounted for $2.2 million of Allegiance's revenues and long distance revenues accounted for $0.7 million of Allegiance's revenues. All other sources of revenue accounted for approximately $10,000 during 1998. During 1998, Allegiance recognized an insignificant amount of revenue from "reciprocal compensation". Allegiance had no revenue from reciprocal compensation during 1997.

     Network expenses increased to $9.5 million in 1998 from $0.2 million in 1997. This sharp increase was consistent with the deployment of our networks and initiation and growth of our services during 1998.

     Selling, general and administrative expenses increased to $46.1 million in 1998 from $3.4 million in 1997, which is primarily due to the growth of our business. Selling, general and administrative expenses include salaries and related personnel costs, facilities costs and legal and consulting fees.

     As of December 31, 1998, we had 649 employees, compared to 40 as of December 31, 1997. As of December 31, 1998, the sales force, including sales managers and sales administrators, had grown to 295. Allegiance did not employ any account executives, major account managers or sales engineers prior to January 1998.

     The magnitude of our net loss for 1998 is principally due to the management ownership allocation charge, a non-cash charge to income. See "-- Nine Months Ended September 30, 1999 Compared With Nine Months Ended September 30,
1998". Under generally accepted accounting principles, Allegiance recorded a $193.5 million increase in additional paid-in capital. Of this charge, we recorded $122.5 million as a non-cash, non-recurring charge to operating expense and $71.0 million as a deferred management ownership allocation charge. We amortized $44.8 million of the deferred charge in 1998. In addition to these expenses, Allegiance recognized $5.3 million and $0.2 million amortization of deferred stock compensation expense for the years ended December 31, 1998 and 1997, respectively, also non-cash charges. Such deferred compensation was recorded in connection with membership units of Allegiance Telecom, LLC sold to certain management employees and grants to employees under Allegiance's 1997 Stock Option Plan made prior to Allegiance's initial public offering of common stock.

     Depreciation and amortization expense increased to approximately $9.0 million in 1998 from $13,000 in 1997, consistent with the completion of Allegiance's networks and initiation of services in nine markets by December 31, 1998.

     Interest expense for the year ended December 31, 1998, was $39.0 million. There was no interest expense incurred during 1997. Interest expense recorded during 1998 reflects: the issuance on February 3, 1998, of 11 3/4% notes, and the issuance on July 7, 1998, of 12 7/8% notes. See "Liquidity and Capital Resources" for a discussion of these note offerings. The amount of interest capitalized during 1998 was $2.8 million. No interest was capitalized during 1997. Interest income during 1998 and 1997 was $19.9 million and $0.1 million, respectively, resulting from the investment of excess cash and from U.S. government securities that we purchased and placed in a pledge account to secure the semiannual payments of interest through May 2001 on the 12 7/8% notes.

     Our net loss for the period ended December 31, 1998, after the non-cash, one-time management allocation charge and amortization of deferred compensation and a portion of the deferred management allocation charge, but before the accretion of the redeemable convertible preferred stock and redeemable warrants, was $246.5 million and was $3.7 million for the period from inception to December 31, 1997. After deducting accretion of preferred stock and warrant values, the net loss applicable to common stock was $258.5 million and $7.5 million for the year ended December 31, 1998, and for the period from inception to December 31, 1997, respectively.

     Allegiance had negative EBITDA of $45.8 million and $3.6 million for the year ended December 31, 1998, and for the period from inception to December 31, 1997, respectively. In calculating EBITDA, Allegiance also excludes the non-cash charges to operations for management ownership allocation charge and deferred stock compensation expense totaling $172.6 million and $0.2 million for the year ended December 31, 1998 and for the period from inception to December 31, 1997, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Our financing plan is predicated on the pre-funding of each market's expansion to positive free cash flow. By using this approach, we avoid being in the position of seeking additional capital to fund a market after we have already made significant capital investment in that market. We believe that by raising all required capital prior to making any commitments in a market, we can raise capital on more favorable terms and conditions.

     Under our old business plan, we planned to establish networks in 24 of the largest U.S. metropolitan markets. On January 3, 2000, we announced a significant expansion of our business plan which includes an additional 12 markets, for a total of 36 target markets and which:

     - includes an increase in our collocation footprint by approximately 100 central offices in our initial 24 target markets, and

     - provides for the acquisition of dark fiber capacity in an additional 16 of our target markets as well as in the Boston-New York-Washington D.C. corridor.

     We do not begin to develop a new market until we have raised the capital that we project to be necessary to build our network and operate in the market to the point at which operating cash flow from the market is sufficient to fund such market's ongoing operating costs and capital expenditures. All of our initial 24 target markets are now fully funded in this manner. We believe that the new credit facilities described in this prospectus will provide the funding necessary for us to expand into 30 target markets. We will need to complete this offering or obtain additional financing to expand into our remaining six target markets.

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

     We may decide to seek additional capital in the future to expand our business. Sources of additional financing may include vendor financing and/or the private or public sale of Allegiance's equity or debt securities. We cannot assure you, however, that such financing will be available at all or on terms acceptable to Allegiance, or that Allegiance's estimate of additional funds required is accurate. The actual amount and timing of future capital requirements may differ materially from our estimates as a result of, among other things:

     - the cost of the development of our networks in each of our markets;

     - a change in or inaccuracy of our development plans or projections that leads to an alteration in the schedule or targets of our roll-out plan;

     - the extent of price and service competition for telecommunications services in our markets;

     - the demand for our services;

     - regulatory and technological developments, including additional market developments and new opportunities in our industry;

     - an inability to borrow under our new credit facilities; and

     - the consummation of acquisitions.

     Our cost of rolling out our networks and operating our business, as well as our revenues, will depend on a variety of factors, including:

     - our ability to meet our roll-out schedules;

     - our ability to negotiate favorable prices for purchases of equipment;

     - our ability to develop, acquire and integrate the necessary operations support systems and other back office systems;

     - the number of customers and the services for which they subscribe;

     - the nature and penetration of new services that we may offer; and

     - the impact of changes in technology and telecommunication regulations.

     As such, actual costs and revenues may vary from expected amounts, possibly to a material degree, and such variations are likely to affect our future capital requirements.

     For the nine months ended September 30, 1999 and 1998, we made capital expenditures of $215.9 million and $63.6 million, respectively. For the years ended 1998 and 1997, we made capital expenditures of $113.5 million and $21.9 million, respectively. Allegiance also used capital during these periods to fund our operations; excess cash was used to purchase short-term investments and money market investments. As of September 30, 1999, we had transmission equipment collocated in 260 ILEC central offices. Based on preliminary information, we made capital expenditures of between $55.0 million and $57.0 million for the fourth quarter 1999, including purchases of switching equipment, switch and sales facilities, transmission equipment and collocation facilities. Under our expanded business plan, we expect to incur approximately $400.0 million of capital expenditures in 2000.

     As of September 30, 1999, we had approximately $609.6 million of cash and short-term investments. This amount excludes $51.2 million of restricted U.S. Government securities that have been placed in a pledge account to fund interest payments on our 12 7/8% notes through May 2001.

     Allegiance initially raised approximately $50.1 million from certain members of the Allegiance management team and from affiliates of four private equity investment funds with extensive
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

experience in financing telecommunications companies: Madison Dearborn Capital Partners, Morgan Stanley Dean Witter Capital Partners, Frontenac Company and Battery Ventures.

     On February 3, 1998, Allegiance raised gross proceeds of approximately $250.5 million in an offering of 445,000 units, each unit consisting of one
11 3/4% note and one redeemable warrant. Net proceeds of approximately $240.7 million were received from that offering. The 11 3/4% notes have a principal amount at maturity of $445.0 million and an effective interest rate of 12.21%. The 11 3/4% notes mature on February 15, 2008. From and after February 15, 2003, interest on such notes will be payable semi-annually in cash at the rate of 11 3/4% per annum. The accretion of original issue discount will cause an increase in indebtedness from December 31, 1998 to February 15, 2008 of $174.5 million.

     Allegiance completed the initial public offering of its common stock and the offering of the 12 7/8% notes early in the third quarter of 1998. Allegiance raised net proceeds of approximately $137.8 million from its initial public offering of common stock and approximately $124.8 million from the offering of these notes. The 12 7/8% notes mature on May 15, 2008. Interest on these notes is payable in cash semi-annually, commencing November 15, 1998. The 12 7/8% notes were sold at less than par, resulting in an effective rate of 13.24%, and the value of the 12 7/8% notes is being accreted, using the effective interest method, from the $200.9 million gross proceeds realized at the time of the sale to the aggregate value at maturity, $205.0 million, over the period ending May 15, 2008. In connection with the sale of the 12 7/8% notes, Allegiance purchased U.S. Government securities for approximately $69.0 million and placed them in a pledge account to fund interest payments for the first three years the 12 7/8% notes are outstanding. The first interest payment was made in November 1998. Such U.S. Government securities are reflected in the balance sheet as of September 30, 1999, at an accreted value of approximately $51.2 million, $25.7 million of which we classified as current assets and $25.5 million of which we classified as other non-current assets.

     We completed a senior secured revolving credit facility under which we may borrow up to $225.0 million, subject to the satisfaction of certain terms and conditions, during the second quarter of 1999. This revolving facility will be available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for the acquisition, construction and improvement of telecommunications assets by our operating subsidiaries. Borrowings under the facility will not be available until we reach certain financial and operating objectives, and then will only be available to the extent we have achieved certain further objectives and have maintained certain financial ratios and covenants. This existing credit facility is structurally senior to our 12 7/8% notes and 11 3/4% notes issued in 1998. The facility is secured by substantially all of the assets of our subsidiaries and the stock of the Allegiance borrowing subsidiary and is guaranteed by Allegiance Telecom, Inc. Interest rates under the facility are tied to the level of debt compared to consolidated EBITDA and is initially expected to be the London Interbank Offered Rate + 3.75%. The current commitment fee is 1.50% of the undrawn portion of the total facility, with step-downs based on utilization. The facility also contains certain representations, warranties, covenants and events of default customary for credit of this nature and otherwise agreed upon by the parties.

     On April 20, 1999, we completed the public offering of 11,826,000 new shares of our common stock at a price of $38.00 per share, raising gross proceeds of $449.4 million. After underwriters' fees and other expenses, we realized net proceeds of approximately $430.3 million. On April 28, 1999, the underwriters of this offering exercised an option to purchase an additional 2,201,400 shares of common stock at the same price per share. As a result, we raised an additional $83.6 million of gross proceeds and $80.3 million of net proceeds, at that time.

     On January 3, 2000, we announced that we had obtained a commitment from Goldman Sachs Credit Partners L.P., Toronto Dominion (Texas), Inc., BankBoston, N.A., Morgan Stanley Senior Funding, Inc. and various other lenders to fully underwrite $500.0 million of senior secured credit facilities. These new credit facilities would replace our existing senior secured revolving credit facility. The new credit facilities consist of a $350.0 million revolving credit facility and a $150.0 million delayed draw term loan facility. The new credit facilities are subject to conditions customary for closing a transaction of this type, including completion of definitive documentation and finalization of all terms and conditions. We expect to close these facilities in February 2000. The closing is not contingent on the completion of this offering. See "Description of Certain Indebtedness -- New Credit Facilities".

IMPACT OF THE YEAR 2000

     The "year 2000" issue generally describes the various problems that may result from the improper processing of dates and date-sensitive transactions by computers and other equipment as a result of computer hardware and software using two digits to identify the year in a date. If a computer program or other piece of equipment fails to properly process dates including and after the year 2000, date-sensitive calculations may be inaccurate. The failure to process dates could result in network and system failures or miscalculations causing disruptions in operations including, among other things, a temporary inability to process transactions, send invoices or engage in other routine business activities.

     State of Readiness. Generally, we have identified two areas for year 2000 review: internal systems and operations, and external systems and services. As a new enterprise, we do not have older systems that are not year 2000 ready. As we develop network and support systems, we intend to ensure that all systems will be year 2000 ready. We are purchasing our operations support systems with express specifications, warranties and remedies that all systems be year 2000 ready. In addition, we require all vendors supplying third party software and hardware to warrant year 2000 readiness. However, there can be no assurance until we are operating in the year 2000 that all systems will then function adequately. Also, we intend to sell our telecommunications services to companies that may rely upon computerized systems to make payments for such services, and to interconnect certain portions of our network and systems with other companies' networks and systems. These transactions and interactions could expose our operations to year 2000 problems.

     We have completed a company-wide inventory of all computer systems on which the company relies, both within and outside of Allegiance. We have concluded that our internal systems are year 2000 compliant. We are using the inventory to contact our external suppliers, vendors and providers to obtain information about their year 2000 readiness. Based on that information, we have assessed and will continue to assess the extent to which these external information technology and non-information technology systems, including embedded technology, could cause a material adverse effect on our operations in the event that the systems fail to properly process date-sensitive transactions after December 31, 1999.

     Costs to Address Year 2000 Issues. We have used our internal information technology and other personnel in identifying year 2000 issues. We do not anticipate any significant costs to make our internal systems year 2000 compliant because we do not expect any remediation to be required.

     We engaged a consultant during the third quarter of 1999 to review:

     - the process that we have undertaken to determine the extent of our year 2000 readiness;

     - the results of our internal inventory of systems;

     - our conclusions concerning the year 2000 readiness of our internal systems;

     - responses we received from vendors and other third parties regarding potential year 2000 exposure through our business relationships with them; and

     - our company-wide contingency plans.
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

     We have paid an aggregate of $200,000 for this consultant and this consultant has not identified any material issues.

     Because no material year 2000 issues have been identified in connection with external sources, we cannot reasonably estimate costs that may be required for remediation or for implementation of contingency plans.

     Risks of Year 2000 Issues. We cannot reasonably ascertain the extent of the risks involved in the event that any one system fails to process date-sensitive calculations accurately because we have not identified any material year 2000 issues. Potential risks include:

     - the inability to process customer billing accurately or in a timely manner;

     - the inability to provide accurate financial reporting to management, auditors, investors and others;

     - litigation costs associated with potential suits from customers and investors;

     - delays in implementing other information technology projects as a result of work by internal personnel on year 2000 issues;

     - delays in receiving payment or equipment from customers or suppliers as a result of their systems' failure; and

     - the inability to occupy and operate in a facility.

     Any one of these risks, if they materialize, could individually have a material adverse effect on our business, financial condition or results of operations.

     All of our information technology and non-information technology systems and products relating to our external issues are manufactured or supplied by other companies outside of our control. As a result, we cannot assure you that the systems of any of those companies will be year 2000 ready. In particular, we will be dependent upon other ILECs, long distance carriers and other companies for interconnection and completion of off-network calls. These interconnection arrangements are material to our ability to conduct our business and failure by any of these providers to be year 2000 ready may have a material adverse effect on our business in the affected market. Moreover, although we have taken every precaution to purchase our internal systems to be fully year 2000 ready, there can be no assurance that every vendor will fully comply with the contract requirements. If some or all of our internal and external systems fail or are not year 2000 ready in a timely manner, there could be a material adverse effect on our business, financial condition or results of operations.

     Contingency Plans. Even though we have not identified or experienced any specific year 2000 issues, we believe that the design of our networks and support systems could provide Allegiance with certain operating contingencies in the event material external systems fail. In all of our markets, however, we have or intend to establish interconnection agreements with the ILECs and other regional and international carriers. If one of these carriers fails for any reason, including year 2000 problems, there may be little we can do to mitigate the impact of such a failure on our operations.

     We have developed contingency plans for all of our operating support systems. If we should experience year 2000 issues with any of these operating support systems, we will have our personnel resort to the manual systems which we used prior to implementing the operating support systems, during the period that remediation efforts would be undertaken.

     We have attempted to ensure that our own operating facilities and systems are fully backed up with auxiliary power generators capable of operating all equipment and systems for indeterminate periods should power supplies fail, subject to the availability of fuel to run these generators. We also have the ability to relocate headquarters and administrative personnel to other Allegiance facilities should power and other services at our Dallas headquarters fail. Because of the inability of our contingency plans to eliminate the negative impact that disruptions in ILEC service or the service of other carriers would create, there can be no assurance that we will not experience numerous disruptions that could have a material effect on our operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our investment policy is limited by our existing bond indentures. We are restricted to investing in financial instruments with a maturity of one year or less. The indentures require investments in high quality instruments, such as obligations of the U.S. Government or any agency thereof guaranteed by the United States of America, money market deposits, and commercial paper with a rating of A1/P1.

     We are thus exposed to market risk related to changes in short-term U.S. interest rates. We manage these risks by closely monitoring market rates and the duration of our investments. We do not enter into financial or commodity investments for speculation or trading purposes and are not a party to any financial or commodity derivatives.

     Interest income earned on our investment portfolio is affected by changes in short-term interest rates. We believe that we are not exposed to significant changes in fair value because of our conservative investment strategy. However, the estimated interest income for 1999, based on the estimated average 1999 earned rate on investments is $28.4 million. Assuming a 100 basis point drop in the estimated average rate, we would be exposed to a $5.5 million reduction in interest income for the year. The following table illustrates this impact on a quarterly basis:

                                                       QUARTER ENDING
                                    -----------------------------------------------------
                                     MARCH       JUNE     SEPTEMBER    DECEMBER
                                      1999       1999       1999         1999       TOTAL
                                     -----       ----     ---------    --------     -----
                                                     (DOLLARS IN MILLIONS)
Estimated average investments.....   $365.6     $645.7     $654.2       $562.9         --
Estimated average interest earned
  at the estimated average rate of
  5.1% for the year ended December
  31, 1999........................   $  4.7     $  8.2     $  8.3       $  7.2      $28.4
Estimated impact of interest rate
  drop............................   $  0.9     $  1.6     $  1.6       $  1.4      $ 5.5

     We have outstanding long term, fixed rate notes, not subject to interest rate fluctuations.

                                    BUSINESS

OVERVIEW

     Allegiance is a leading competitive provider of telecommunications services to small and medium-sized business, government and other institutional users in major metropolitan areas across the United States. We offer an integrated set of telecommunications services including local exchange, local access, domestic and international long distance, enhanced voice, data and a full suite of Internet services. We were operating in the following 19 markets as of December 31, 1999:
Atlanta, Baltimore, Boston, Chicago, Dallas, Detroit, Fort Worth, Houston, Long Island, Los Angeles, New York, Northern New Jersey, Oakland, Orange County, Philadelphia, San Diego, San Francisco, San Jose and Washington, D.C.

     Allegiance was founded in April 1997 by a management team led by Royce J. Holland, the former President, Chief Operating Officer and co-founder of MFS Communications, and Thomas M. Lord, a former Managing Director of Bear, Stearns & Co. Inc., where he specialized in the telecommunications, information services and technology industries.

     Allegiance believes that the Telecommunications Act, by opening the local exchange market to competition, has created an attractive opportunity for facilities-based competitive local exchange carriers like Allegiance that were created after the enactment of this legislation and specifically designed to take advantage of the opportunity it created. Most importantly, the Telecommunications Act stated that competitive local exchange carriers, known as CLECs, should be able to lease the various elements of the ILECs' networks, which are necessary for the cost-effective provision of service. This aspect of the Telecommunications Act, which is referred to as "unbundling" the ILEC networks, has enabled Allegiance to deploy digital switches with local and long distance capability, and lease copper wires and fiber optic lines from the ILECs, other CLECs, and other telecommunications companies, so that Allegiance can directly serve its customers. Once traffic volume growth justifies further capital investment, Allegiance leases dark fiber or otherwise acquires its own fiber network.

     Allegiance has developed procedures, together with its back office systems vendors, including MetaSolv, DSET and Lucent, that it believes will provide it with a competitive advantage in terms of reducing costs, processing large order volumes and providing customer service. Back office systems enable a phone company to enter, schedule and track a customer's order from the point of sale to the installation and testing of service. These systems also include or interface with trouble management, inventory, billing, collection and customer service systems.

     Allegiance is determined to achieve electronic bonding, the on-line and real-time connection of Allegiance's operations support systems with those of the ILECs, with each of the incumbent telecommunications companies in most of its markets by the end of 2000. Allegiance has already achieved such bonding with Bell Atlantic in Boston and Long Island and with Southwestern Bell in Dallas, Fort Worth and Houston. Testing with SBC and Pacific Bell in California was completed during the third quarter of 1999 on the electronic data interface that is now in use there. We are currently testing electronic bonding with Ameritech and expect to begin sending production orders in January 2000. Electronic bonding with Bell Atlantic in their southern region should also be completed by the end of the first quarter of 2000. We plan on testing with BellSouth and US West in the second quarter of 2000. This electronic interface allows Allegiance to create service requests on-line, leading to faster installations of customer orders through a reduction in errors associated with multiple manual inputs. Allegiance expects electronic bonding to improve productivity by decreasing the period between the time of sale and the time a customer's line is installed in the Allegiance network. In addition, Allegiance expects that the simplified process will reduce selling, general and administrative costs.

     Allegiance intends to continue network deployment of its 36 target markets. With a strategy focusing on the central business districts and suburban commercial districts in these areas,

Allegiance plans to address a majority of the non-residential access lines in most of its targeted markets.

BUSINESS STRATEGY

     Allegiance has developed a customer-focused business strategy designed to achieve significant market penetration and deliver superior customer care while maximizing operating margins. The key components of this strategy include the following:

     Leverage Proven Management Team. Allegiance's veteran management team has extensive experience and past successes in the CLEC industry. Allegiance believes that its ability to combine and draw upon the collective talent and expertise of its senior management gives it a competitive advantage in the effective and efficient execution of network deployment, sales, provisioning, service installation, billing and collection, and customer service functions. Allegiance's Chairman and Chief Executive Officer, Royce J. Holland, has more than 25 years of experience in the telecommunications and energy industries. He served as President, Chief Operating Officer and co-founder of MFS Communications, one of the first companies to compete with the ILECs. Under his leadership, MFS Communications grew from a start-up operation to become the largest competitor to the incumbent local exchange carriers. It grew to $1.1 billion in revenues before its acquisition by WorldCom, Inc. in 1996. Dan Yost, the President and Chief Operating Officer of Allegiance, has more than 26 years of telecommunications industry experience, including experience as President and Chief Operating Officer of Netcom On-Line Communications Services, Inc. from July 1997 to February 1998, and as President, Southwest Region of AT&T Wireless Services, Inc. from June 1994 to July 1997. Thomas M. Lord, the Chief Financial Officer of Allegiance is a former Managing Director of Bear, Stearns & Co. Inc., where he specialized in the telecommunications, information services and technology industries and played a key role in the financing of many of the first competitive local access providers. Other key Allegiance executives have significant experience in the critical functions of network operations, sales and marketing, back office and operations support systems, finance and regulatory affairs.

     Target Customers with Integrated Service Offerings. Allegiance focuses principally on customers in the business, government and other institutional market segments. The majority of our customers are small and medium-sized businesses, to which we offer "one-stop shopping" by giving them the ability to purchase a comprehensive package of communications services from a single supplier. We also offer convenient integrated billing and a single point of contact for sales and service. We offer the following services:

     - local and long distance services;

     - local area network interconnection;

     - Internet services; and

     - integrated services digital network trunking, an international standard for voice and/or data transmission using digital signals.

     In addition, we began to offer the following services in 1999:

     - digital subscriber lines, which allow high speed digital connection for carrying voice and data traffic over copper lines, and

     - Web server hosting.

     These comprehensive services are generally not available from the ILECs, or available only at relatively higher prices. By offering a comprehensive package of communications services together with traditional local and long distance services, we believe that we can accelerate our ability to establish new customer accounts and reduce the number of customers who discontinue our services and switch to other telecommunications providers.

     For large businesses and government and other institutional users, which typically obtain telecommunications services from a variety of suppliers, we focus primarily on capturing a significant portion of these customers' local exchange, intraLATA toll, which are the calls that fall within a local service area, and data traffic. Although we will principally target end-users in markets where we believe we can achieve significant market penetration by providing superior customer care at competitive prices, we may augment our core business strategy by selectively supplying wholesale services including equipment collocation and facilities management services to Internet service providers.

     To address the expected demand by small and medium-sized business customers for Internet based products and e-commerce solutions, we recently announced a comprehensive Internet portal and small business resource center that we will offer to these customers as a means of facilitating their entry into e-commerce.

     Utilize "Smart Build" Strategy to Maximize Speed to Market and Minimize Investment Risk. We pursue what we refer to as a "smart build" strategy. Under this strategy, we

     - purchase and install switches;

     - locate our equipment in the central office facilities of incumbent local exchange carriers; and

     - lease unbundled network elements from the incumbent local exchange carriers until growth justifies our ownership of additional network assets.

     Once traffic volume justifies further investment, we may then lease dark fiber or construct our own fiber network.

     We believe that this smart build strategy offers a number of economic benefits. First, the strategy allows us to enter into a new market in a six- to nine-month time frame, less than half the 18 to 24 months generally required under the traditional "build first, sell later" approach required before the Telecommunications Act established a framework for CLECs to acquire unbundled network elements. We believe that this smart build strategy has the additional advantage of reducing initial capital requirements in each market, allowing us to focus our initial capital resources on the critical areas of sales, marketing and operations support systems, instead of on constructing extensive fiber optic networks to each customer.

     We are moving to the next stage of our smart build strategy in most of our existing markets by acquiring long-term rights to use dark fiber rings that will connect many of the central offices at which we are located. These dark fiber rings will replace the network elements that we are leasing on a short-term basis from the ILECs and are expected to provide us with higher operating margins and more reliable network services. We currently have dark fiber rings in operation in New York City, Dallas and Houston and we have entered into contracts for dark fiber rings in an additional 16 metropolitan markets, all of which are expected to be in operation before the end of 2000. We have also contracted for similar long-term arrangements for long-haul fiber routes connecting our Boston, New York City and Washington, D.C. networks.

     Achieve Broad Coverage of Attractive Areas within Each Targeted Market. As a result of the substantial up-front capital requirements necessary to construct metropolitan area fiber networks, CLECs have traditionally limited their initial networks to highly concentrated downtown areas, which limits their ability to provide service to customers in other attractive, but geographically dispersed, markets. We prepare a detailed, "bottoms-up" analysis of a market's local exchange areas using FCC and demographic data. We use this analysis, together with estimates of the costs and potential benefits of addressing particular service areas to:

     - identify attractive markets;

     - determine the optimal concentration of areas to be served; and

     - develop our schedule for deploying and expanding our network.

     This will enable us to address the most attractive service areas throughout each of our target markets, such as suburban business parks and concentrated downtown areas, without having to construct our own fiber network to the customer premises in each of these areas.

     Maximize Operating Margins by Emphasizing Facilities-Based Services. We believe that by using our own facilities to provide local exchange, local access, and long distance service, we should generate significantly higher operating margins than we could obtain by reselling services provided entirely on another carrier's facilities. As a result, we focus our marketing activities on areas where we can serve customers through a direct connection using unbundled loops or high capacity circuits connected to our facilities. We generally resell ILEC services in order to provide comprehensive geographical service coverage to customers with multiple sites where the customer is physically connected to our switches and which can be addressed by our facilities-based services, and a few off-switch sites, which can be addressed only by reselling ILEC services. We also resell certain ILEC services that we do not yet have available on a facilities basis.

     Build Market Share by Focusing on Direct Sales. We use a direct sales force to sell directly to customers and provide them personalized customer care through a single point of contact. By using this approach, we hope to maximize our market share, particularly among small and medium-sized businesses. We believe that ILECs have generally neglected to target small and medium-sized business customers with direct sales efforts. Our sales management team is composed of executives with experience in managing a large number of direct sales specialists in the telecommunications and data networking industries. Additionally, we believe that we can attract and retain highly qualified sales and support personnel by offering them the opportunity to:

     - work with an experienced and success-proven management team in building a developing, entrepreneurial company;

     - market a comprehensive set of products and services and customer care options; and

     - participate in the potential economic returns made available through a results-oriented compensation package emphasizing sales commissions and stock options.

     Develop Efficient Automated Back Office Systems. We are automating most of the processes involved in switching a customer to our networks. Our goal is to decrease the time between customer order and service installation, reduce overhead costs and improve customer service. To achieve this goal, we are developing, acquiring and integrating information technology systems to support our operations, and we are establishing electronic bonding arrangements with the incumbent local exchange carriers. To address these critical issues, we have hired an experienced team of engineering and information technology professionals. This team is working to develop, with the assistance of key third party vendors, operations support systems that synchronize multiple tasks such as provisioning, customer service and billing and provide management with timely operating and financial data to most efficiently direct network, sales and customer service resources. In addition, with electronic bonding, we should be able to provide better customer care since we will be able to more readily pinpoint any problems with a customer's order. See "-- Information Systems and Order Provisioning" for a discussion of electronic bonding.

     Expand Through Acquisitions. We plan to pursue strategic acquisitions to accelerate our market penetration, expand our products and customer base, and acquire additional experienced management. We purchased three Internet service providers in the second quarter of 1999, including Kivex, Inc., a Maryland based provider of DSL and other broadband Internet access services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

MARKET OPPORTUNITY

     U.S. Census Bureau data indicates that the United States communications services market, including cable television, but excluding Internet access and content, in 1998 totaled approximately $285 billion in revenue. As depicted on the chart below, wireline telecommunications services, other than Internet access and content, purchased by non-residential users accounted for about 43%, or approximately $122 billion, of the total U.S. market in 1998:

                                    [GRAPH]

     The major segments of the non-residential wireline telecommunications services market, based on U.S. Census Bureau data, are as follows:

                                    [GRAPH]

     Traditional voice traffic accounted for the vast majority of non-residential communications revenue in 1998, with local exchange and exchange access accounting for over half of the total non-residential wireline telecommunications market, excluding Internet access and content. Due to its rapid growth, estimates of data and Internet services revenue are not as well established as those relating to traditional voice traffic communications. However, Allegiance believes that a significant market opportunity exists for providers of non-residential Internet services.

     Allegiance believes that the rapid opening of the local market to competition, accelerated growth rates in local traffic related to increases in Internet access, the desire for multiple suppliers by large businesses, and the desire for "one-stop shopping" by small and medium-sized businesses, present an opportunity for new entrants to achieve product differentiation and significant penetration into this very large, established market. Success in this environment will, in the opinion of management, depend primarily on speed-to-market, marketing creativity, superior customer service, and a CLEC's ability to provide competitively priced services rapidly and accurately and to issue concise, accurate integrated billing statements.

ALLEGIANCE'S TELECOMMUNICATIONS SERVICES

     Allegiance tailors its service offerings to meet the specific needs of the business, government, and other institutional customers in its target markets. Management believes that Allegiance's close contact with customers from its direct sales force and customer care personnel enable Allegiance to tailor its service offerings to meet customers' needs and to creatively package its services to provide "one-stop shopping" solutions for those customers.

     Local Exchange Services. Allegiance offers local telephone services, including local dial tone as well as other features such as:

     - call forwarding;

     - call waiting;

     - caller number identification and/or calling name identification;

     - call transfer;

     - distinctive ringing;

     - station-to-station four-digit dialing without a private branch exchange; and

     - voice mail.

     By offering dial tone service, Allegiance also receives originating and terminating access charges for interexchange calls placed or received by its subscribers. Allegiance offers local voice services over unbundled local loops as well as high capacity lines such as T-1 connections. Allegiance also combines voice and data offerings over T-1 and digital subscriber line connections. Allegiance believes that digital subscriber line technology offers an attractive opportunity for offering local voice services at lower costs and higher gross profit margins.

     Integrated Services Digital Network, Digital Subscriber Line and Other High Speed Data Services. Allegiance offers high speed data transmission services, such as:

     - wide area network interconnection, which are remote computer communications systems that allow file sharing among geographically distributed workgroups; wide area networks typically use links provided by local telephone companies; and

     - broadband Internet access, also known as "wideband," which allows large quantities of data to be transmitted simultaneously.

     These services may be provided via frame relay and dedicated point-to-point connections. In order to provide these services, Allegiance uses leased high capacity connections, such as multiple DS-1, DS-3, T1 or T3 connections, to medium- and large-sized business, government and other institutional customers. In 1999, Allegiance rolled out DSL services to its customers. DSL allows high-speed digital connectivity over traditional copper telephone lines and thereby provides an economic alternative to high-speed cable, T1 and integrated service digital networks. Allegiance is now offering symmetric (equal download and upload speeds) DSL service, facilitating the convergence of the customer's voice, high-speed data and Internet traffic on one unbundled loop. Allegiance has deployed DSL equipment to over 100 total collocations in central offices throughout its operational markets. Allegiance has also deployed asymmetric DSL equipment to collocations in Chicago, New York, Philadelphia and Washington, D.C. Also, during the third quarter of 1999, Allegiance deployed what we believe to be the industry's first commercial HDSL2 circuit, a new standard of high-bit-rate digital subscriber line. HDSL2 allows the equivalent of 1.544 megabits T1 service over a single copper wire pair rather than the two unbundled loops required under older high-bit rate digital subscriber line standards.

     Many of Allegiance's current and target future small and medium-sized business customers do not use data or Internet access services in their businesses. It is expected that small and medium-sized businesses will increasingly find the need to use these services as e-commerce and other Internet-based products develop. To facilitate this expected trend and to assist its customers in taking advantage of the opportunities offered by e-commerce and related Internet developments, on December 16, 1999, Allegiance formally announced the alliance with Go2Net, Inc. to jointly develop a customized Internet portal and a customized small business resource center for Allegiance customers .

     The customized Internet portal is designed to offer Allegiance customers communications (calendar, e-mail, contacts, instant messenger), general resources (search, weather/maps, yellow pages, knowledge links), community access (forums, discussion database), current information (news, stock portfolio) and customer care (link to Allegiance's customer support). The Allegiance customized small business resource center, which will be made available through the customized portal, will allow Allegiance customers to gain direct access to many resources that serve this segment of the business market, including office supplies, information about incorporating, trademark registration, chambers of commerce, communications services, financial services and government agencies. The Allegiance customized small business resource center will also connect customers to transaction services, such as real-time credit card processing, on-line payroll and on-line educational courses. Allegiance is independently working on expanding its Internet-based service offering to include a web-based platform for software applications hosting. Allegiance expects this aspect of its Internet initiative to provide its typical small and medium-sized business customer with software applications at a more affordable price.

     Interexchange/Long Distance Services. Allegiance offers a full range of domestic and international long distance services. These services include "1+" outbound calling, inbound toll free service and such complementary services as calling cards, operator assistance and conference calling.

     Web Hosting Services. During 1999, Allegiance started offering Web site hosting on its own computer servers to provide customers with a complete, easy to use turnkey solution that gives them a presence on the World Wide Web.

     Wholesale Services to Internet Service Providers. Allegiance believes that with the recent growth in demand for Internet services, numerous Internet service providers are unable to obtain network capacity rapidly enough to meet customer demand and eliminate network congestion problems. Allegiance supplements its core customer product offerings by providing a full array of local services to Internet service providers, including telephone numbers, managed modem switch ports and switched and dedicated access to the Internet.

SALES AND CUSTOMER SUPPORT

     Allegiance offers an integrated package of local exchange, local access, domestic and international long distance, enhanced voice, data, and a full suite of Internet services to small and medium-sized businesses. Unlike large corporate, government, or other institutional users, small and medium-sized businesses often have no in-house telecommunications manager. Based on management's previous experience, Allegiance believes that a direct sales and customer care program focusing on complete, "one-stop shopping" solutions will have a competitive advantage in capturing this type of customer's total telecommunications traffic.

     Although the vast majority of Allegiance's sales force is focused primarily on the small and medium-sized business segment, Allegiance also provides services to, and receives a material portion of its revenue from, large business, government, and other institutional users, as well as to Internet service providers. Therefore, Allegiance has organized its sales and customer care organizations to serve each of these three market segments. Sales and marketing approaches in the telecommunications market are market-segment specific, and Allegiance believes the following are the most effective approaches with respect to its three targeted market segments:

     - Small and medium-sized businesses -- Allegiance uses direct sales with sales forces based locally in each target market and plans to offer its customized Internet portal and small business resource center to facilitate Internet access sales to this market;

     - Large business, government, and other institutional users -- Allegiance uses account teams, established business relationships and applications sales, and is an exhibitor at trade shows; and

     - Wholesale carriers, primarily Internet service providers -- Allegiance uses direct sales, established business relationships, competitive pricing and integrated services.

     Allegiance organizes account executives into teams of six to eight persons with a team manager and a sales support specialist for each market. These teams utilize telemarketing to "qualify" leads and set up initial appointments. Allegiance closely manages the number of sales calls that account executives make per week, with the goal of eventually calling on every prospective business customer in an account executive's sales territory. Allegiance uses commission plans and incentive programs to reward and retain the top performers and encourage strong customer relationships. The sales team managers for each market report to a city sales vice president who in turn reports to a regional vice president.

     Allegiance's wholesale sales to Internet service providers are performed by regional sales managers reporting to the director of wholesale accounts, who in turn reports to the vice president of national accounts. The vice president of national accounts also has responsibility for large corporate, government and other institutional accounts, with designated national account managers and sales support personnel assigned to the major accounts. Unlike the small and medium-sized business segment, the national account program is being built by recruiting experienced national account managers with established business relationships with large corporate accounts, supported by pre-sales engineers, program managers and service coordinators. These individuals proactively manage the account before and after the sale.

     Allegiance has focused its efforts on developing a personalized customer care program. Allegiance's customer service representatives are available seven days a week, 24 hours a day. In addition, Allegiance has separate customer care specialists to support its national accounts. Allegiance monitors and seeks to continuously reduce the time to answer each call into its customer care department. All customer service issues are tracked and escalated to appropriate network personnel through software interfaces as well as personal management of each issue by an Allegiance customer care representative.

INFORMATION SYSTEMS AND ORDER PROVISIONING

     Allegiance is continuing to develop its customized information systems and procedures for operations support and other back office systems that it believes will provide a significant competitive advantage in terms of cost, processing large order volumes and customer service. Allegiance believes that the ability to successfully manage the process of converting customers from ILEC and other networks to the Allegiance network, especially with respect to local loops leased from ILECs, is one of the key functions required to succeed as a competitive local exchange carrier. As a result, Allegiance has devoted significant resources to this aspect of its operations and continues to develop its information systems to facilitate this function. These systems are required to enter, schedule, provision, and track a customer's order from the point of sale to the installation and testing of service and also include or interface with trouble management, inventory, billing, collection and customer service systems. The existing systems currently employed by most ILECs, CLECs and long distance carriers, which were developed prior to the passage of the Telecommunications Act, generally require multiple entries of customer information to accomplish order management, provisioning, switch administration and billing. This process is not only labor intensive, but it creates numerous opportunities for errors in provisioning service and billing, delays in installing orders, service interruptions, poor customer service, increased customer turnover, and significant added expenses due to duplicated efforts and decreased customer satisfaction.

     Allegiance believes that the practical problems and costs of upgrading existing systems are often prohibitive for companies whose existing systems support a large number of customers with ongoing service. Because Allegiance does not have systems designed prior to the expanded interaction between CLECs and ILECs introduced by the Telecommunications Act, Allegiance's team of engineering and information technology professionals experienced in the CLEC industry is free to develop operations support and other back office systems designed to facilitate a smooth, efficient order management, provisioning, trouble management, billing and collection and customer care process. See "Risk Factors -- We Are Dependent on Effective Billing, Customer Service and Information Systems and We May Have Difficulties in Developing These Systems".

     Order Management. Allegiance has used MetaSolv's order management software to develop processes that allow the sales team not only to enter customer orders onsite, via computer and/or over the Internet, but also to monitor the status of an order as it progresses through the service initiation process.

     Provisioning Management. The licensed order management software, together with the proprietary processes developed by Allegiance to optimize the usefulness of this software, supports the design and management of the process by which Allegiance converts a customer to the Allegiance network from the local exchange network of an ILEC or other carrier, including circuit design and work flow management. The system has been designed to permit programming into the system of a standard schedule of tasks that must be accomplished to initiate service to a customer, as well as the standard time intervals during which each such task must be completed. This way, when a standard order is selected in the system, each required task in the service initiation process can be efficiently managed to its assigned time interval.

     External Interfaces. Several external interfaces are required to initiate service for a customer. While some of these are automated via gateways from the order management software, the most important interfaces, those to the ILEC, have generally been accomplished via fax or e-mail. In an effort to make this process more efficient, Allegiance and Bell Atlantic announced on January 8, 1999, the first implementation of electronic bonding between the operations support system of a facilities-based CLEC and an ILEC. Without electronic bonding, confirmation of receipt and installation of orders has taken from two business days to one month. Electronic bonding is expected to improve productivity by decreasing the period between the time of sale and the time a customer's line is installed. We completed testing in the third quarter of 1999 and are now electronically bonding with Bell Atlantic in Boston and Long Island and with Southwestern Bell in Dallas, Fort Worth and Houston. Testing with SBC and Pacific Bell in California was completed during the third quarter of 1999 on the electronic data interface that is now in use there. Local service requests for all of our three Texas markets and six California markets are now processed electronically with SBC. We are currently testing electronic bonding with Ameritech and expect to be sending production orders under this system in January 2000. We also expect to complete electronic bonding with Bell Atlantic in their southern region by the end of the first quarter 2000. We plan on testing electronic bonding with BellSouth and US West in the second quarter 2000.

     In all of these markets, we are also working towards the electronic bonding of that portion of the billing process in which we gather customer specific information, including their current service options, and the process of identifying and resolving customer service problems.

     Electronic bonding allows Allegiance to access data from the ILEC, submit service requests electronically, and more quickly attend to errors in the local service request form because an order is bounced back immediately if the ILEC determines that there is a mistake. As a result, Allegiance expects to be able to eventually reduce the time frame required to switch service to Allegiance from approximately 25 business days to as low as five business days, as compared to three days currently required to switch to a new long distance carrier. Electronic bonding should also enable Allegiance to improve its ability to provide better customer care since Allegiance will more readily be able to pinpoint where any problems may have occurred with a customer's order.

     Network Element Administration. Allegiance has automated each element of its network. Allegiance continues to develop an interface between its order management system and the network element manager to integrate data integrity and eliminate redundant data entry.

     Customer Billing. Allegiance has selected a billing service provider that credits the collections made from Allegiance's lock-box. Customer information is electronically interfaced with this provider from Allegiance's order management system via a gateway, thereby integrating all repositories of information. We are continuing to develop other enhancements to the gateway.

     Billing Records. Local and intraLATA billing records are generated by our Lucent Series 5ESS(R)-2000 switches to record customer calling activity. The long distance carrier with whom Allegiance has a resale agreement generates InterLATA billing records for Allegiance so that it can record customer calling activity. The billing service provider will automatically process these records in order to calculate and produce bills in a customer-specified billing format.

NETWORK DEPLOYMENT AND TRAFFIC MANAGEMENT

     As of December 31, 1999, we were operating in 19 markets: Atlanta, Baltimore, Boston, Chicago, Dallas, Detroit, Fort Worth, Houston, Long Island, Los Angeles, New York, Northern New Jersey, Oakland, Orange County, Philadelphia, San Diego, San Francisco, San Jose and Washington, D.C.

     The following table sets forth the markets targeted by Allegiance and the current buildout schedule. The order and timing of network deployment may vary and will depend on a number of factors, including recruiting city management, the regulatory environment, Allegiance's results of operations and the existence of specific market opportunities, such as acquisitions. Allegiance may also elect not to deploy networks in each such market. Those markets designated for deployment in 2001 are preliminary and one or more of these may be replaced by other comparable markets.

                                          ESTIMATED TOTAL     % OF TOTAL U.S.
                                          NON-RESIDENTIAL     NON-RESIDENTIAL   INITIAL FACILITIES BASED
MARKET                                    ACCESS LINES(1)     ACCESS LINES(2)       SERVICE DATE(3)
------                                    ---------------     ---------------   ------------------------
                                          (IN THOUSANDS)
New York City............................      3,298(4)             6.7%(4)     March 1998
Dallas, TX...............................        867(5)             1.8%(5)     April 1998
Atlanta, GA..............................        612                1.2%        April 1998
Fort Worth, TX...........................         --(5)               --(5)     July 1998
Chicago, IL..............................      1,951                4.0%        September 1998
Los Angeles, CA..........................      3,430(6)             7.0%(6)     October 1998
San Francisco, CA........................      2,148(7)             4.4%(7)     November 1998
Boston, MA...............................        649                1.3%        December 1998
Oakland, CA..............................         --(7)               --(7)     December 1998
Philadelphia, PA.........................      1,754                3.6%        February 1999
Washington, D.C. ........................        871                1.8%        March 1999
San Jose, CA.............................         --(7)               --(7)     March 1999
Houston, TX..............................        765                1.6%        April 1999
Northern New Jersey......................         --(4)               --(4)     May 1999
San Diego, CA............................        790                1.6%        July 1999
Long Island, NY..........................         --(4)               --(4)     August 1999
Orange County, CA........................         --(6)               --(6)     September 1999
Baltimore, MD............................        639                1.3%        October 1999
Detroit, MI..............................        821                1.7%        November 1999
Denver, CO...............................        632                1.3%        First Half 2000
St. Louis, MO............................        449                0.9%        First Half 2000
Seattle, WA..............................        779                1.6%        First Half 2000
Cleveland, OH............................        654                1.3%        First Half 2000
Miami, FL................................        769                1.6%        First Half 2000
Phoenix, AZ..............................        466                1.0%        Second Half 2000
Minneapolis, MN..........................        562                1.1%        Second Half 2000
Tampa, FL................................        435                0.9%        Second Half 2000
Pittsburgh, PA(8)........................        512                1.0%        2001
Sacramento, CA(8)........................        449                0.9%        2001
Portland, OR(8)..........................        408                0.8%        2001
Cincinnati, OH(8)........................        381                0.8%        2001
Orlando, FL(8)...........................        367                0.7%        2001
Milwaukee, WI(8).........................        355                0.7%        2001
Charlotte-Gastonia, NC(8)................        327                0.7%        2001
Indianapolis, IN(8)......................        292                0.6%        2001
San Antonio, TX(8).......................        272                0.6%        2001
                                              ------               -----
          Total..........................     26,704               54.5%
                                              ======               =====

---------------

(1) Data as of December 31, 1996.

(2) Based on an estimated 49.0 million U.S. non-residential access lines as of December 31, 1996.

(3) Refers to the first month during which Allegiance could offer facilities-based service or the year during which Allegiance expects to be able to offer facilities-based service based on its expanded business plan.

(4) Data for New York City also includes Northern New Jersey and Long Island,
    NY.

(5) Data for Dallas, TX also includes Fort Worth, TX.

(6) Data for Los Angeles, CA also includes Orange County, CA.

(7) Data for San Francisco, CA also includes San Jose, CA and Oakland, CA.

(8) Represents markets currently under evaluation for 2001. There can be no assurance that we will actually initiate services in these markets; we may select alternative markets. Under the terms of our new credit facilities, we need to complete this offering to expand beyond our 30 target markets.

     In the majority of its targeted markets, Allegiance initially deploys switches and collocates transmission equipment in ILEC central offices with heavy concentrations of non-residential access lines. Over time, Allegiance plans to expand its networks throughout the metropolitan areas to address the majority of the business market in each area. In some markets, such as Northern New Jersey, Allegiance does not initially deploy its own switch, but deploys transmission equipment in major central offices and route traffic to an existing Allegiance switch until traffic growth warrants the addition of a switch to service that market. Given current traffic growth, Allegiance plans to deploy additional switches in 2000 in the following existing Allegiance markets:
Northern New Jersey, Orange County and San Jose.

     After the initial implementation activities are completed in a market, Allegiance follows an ongoing capacity management plan to ensure that adequate quantities of network facilities, such as interconnection trunks are in place, and a contingency plan must be devised to address spikes in demand caused by events such as a larger-than-expected customer sale in a relatively small geographic area.

NETWORK ARCHITECTURE

     An important element of Allegiance's smart build strategy is the installation of Lucent Series 5ESS(R)-2000 digital switches and related equipment at a central location in each market. As of December 31, 1999, Allegiance had deployed 15 switches to serve nineteen markets. The switches are located in: Dallas (two switches), New York City (two switches), Atlanta, Baltimore, Boston, Chicago, Detroit, Houston, Los Angeles, Philadelphia, San Diego, San Francisco and Washington, D.C. The Allegiance nationwide network is controlled and monitored by a state of the art network operations control center located in Dallas. Locally based switch engineers and technicians also manage each switch.

     Allegiance generally leases local network trunking facilities from the ILEC and/or one or more CLECs in order to connect Allegiance's switch to major ILEC central offices serving the central business district and outlying areas of business concentrations in each market. The switch is also connected to ILEC tandem switches and certain interexchange carrier points-of-presence, the equivalent of a local phone company's central office. To access the largest number of customers possible without having to lay fiber to each of their premises, Allegiance locates access equipment such as integrated digital loop carriers and related equipment in each of the ILEC central offices in which it is connected.

     As each customer is signed up, service is provided by leasing unbundled loops from the ILEC to connect Allegiance's integrated digital loop carriers located in the serving central office to the customer premise equipment. For large business, government, or other institutional customers or for numerous customers located in large buildings, it can be more cost-effective for Allegiance to use leased ILEC or CLEC capacity in the 1.5 to 150 megabit range, or a wireless local loop leased from one of the emerging wireless CLECs, to connect the customer(s) to the Allegiance network. In this case, Allegiance will locate its integrated digital loop carriers or other equipment in the customer's building.

     Although Allegiance initially leases its local network transmission facilities from other carriers, Allegiance replaces leased capacity with its own fiber optic facilities, such as dark fiber, as and when it experiences sufficient traffic volume growth between its switch and specific ILEC central offices or as other factors make these arrangements more attractive. Allegiance has already implemented this next phase by operating on fiber rings obtained under long-term leases from Metropolitan Fiber Networks, Inc. in Dallas, Houston and New York. On January 3, 2000, Allegiance announced that it had entered into commitments to obtain similar fiber rings in 16 additional markets. These fiber rings are expected to provide Allegiance with a reliable diverse connection to most of its central office collocations throughout a market.

IMPLEMENTATION OF SERVICES

     To offer services in a market, Allegiance generally must secure certification from the state regulator and typically must file tariffs or price lists for the services that it will offer. The certification process varies from state to state; however, the fundamental requirements are largely the same. State regulators require new entrants to demonstrate that they have secured adequate financial resources to establish and maintain good customer service. New entrants must also show that they possess the knowledge and ability required to establish and operate a telecommunications network. Allegiance has made such demonstrations in California, Colorado, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, Missouri, New Jersey, New York, Pennsylvania, Texas, Virginia, Washington, D.C., and Washington where Allegiance has obtained certificates to provide local exchange and intrastate toll services. Allegiance has similar applications pending in Arizona and Ohio.

     Before providing local service, a new entrant must negotiate and execute an interconnection agreement with the ILEC. While such agreements can be voluminous and may take months to negotiate, most of the key interconnection issues have now been thoroughly addressed and commissions in most states have ruled on arbitrations between the ILECs and new entrants. However, interconnection rates and conditions may be subject to change as the result of future commission actions or other changes in the regulatory environment. Under a United States Supreme Court ruling, new entrants may adopt either all or portions of an interconnection agreement already entered into by the ILEC and another carrier. Such an approach is selectively adopted by Allegiance to enable it to enter markets quickly while at the same time preserving its right to replace the adopted agreement with a customized interconnection agreement that can be negotiated once service has already been established.

     While such interconnection agreements include key terms and prices for interconnection, a significant joint implementation effort must be made with the ILEC in order to establish operationally efficient and reliable traffic interchange arrangements. Such interchange arrangements must include those between the new entrant's network and the facilities of other service providers as well as public service agencies. For example, Allegiance worked closely with Southwestern Bell to devise and implement an efficient 911 call routing plan that will meet the requirements of each individual 911 service bureau in Southwestern Bell areas that Allegiance will serve using its own switches. Allegiance meets with key personnel from 911 service bureaus to obtain their acceptance and to establish dates for circuit establishment and joint testing. Other examples of traffic interchange and interconnection arrangements utilizing the ILEC's network include connectivity to its out-of-band signaling facilities, interconnectivity to the ILEC's operator services and directory assistance personnel, and access through the ILEC to the networks of wireless companies and interexchange carriers.

     Allegiance has entered into interconnection agreements with the ILECs in each of the states in which its current geographic markets are located. In Maryland, New Jersey, New York, Pennsylvania, Virginia and Washington, D.C., however, the original interconnection agreements have expired. Allegiance is operating under the terms of these agreements while negotiating new interconnection agreements.

REGULATION

     Allegiance's telecommunications services business is subject to federal, state and local regulation.

  FEDERAL REGULATION

     The FCC regulates interstate and international telecommunications services, including the use of local telephone facilities to originate and terminate interstate and international calls. Allegiance provides such services on a common carrier basis. The FCC imposes certain regulations on common carriers such as the ILECs that have some degree of market power. The FCC imposes less regulation on common carriers without market power including, to date, CLECs like Allegiance. The FCC requires common carriers to receive an authorization to construct and operate telecommunications facilities, and to provide or resell telecommunications services, between the United States and international points.

     Under the Telecommunications Act, any entity, including cable television companies and electric and gas utilities, may enter any telecommunications market, subject to reasonable state regulation of safety, quality and consumer protection. Because implementation of the Telecommunications Act is subject to numerous federal and state policy rulemaking proceedings and judicial review there is still uncertainty as to what impact such legislation will have on Allegiance.

     The Telecommunications Act is intended to increase competition. The Act opens the local services market by requiring ILECs to permit interconnection to their networks and establishing ILEC obligations with respect to:

          Reciprocal Compensation. Requires all local exchange carriers to complete calls originated by competing local exchange carriers under reciprocal arrangements at prices based on tariffs or negotiated prices.

          Resale. Requires all ILECs and CLECs to permit resale of their telecommunications services without unreasonable restrictions or conditions. In addition, ILECs are required to offer wholesale versions of all retail services to other telecommunications carriers for resale at discounted rates, based on the costs avoided by the ILEC in the wholesale offering.

          Interconnection. Requires all ILECs and CLECs to permit their competitors to interconnect with their facilities. Requires all ILECs to permit interconnection at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost, which may include a reasonable profit. At the option of the carrier seeking interconnection, collocation of the requesting carrier's equipment in the ILECs' premises must be offered, except where an ILEC can demonstrate space limitations or other technical impediments to collocation.

          Unbundled Access. Requires all ILECs to provide nondiscriminatory access to unbundled network elements including, network facilities, equipment, features, functions, and capabilities, at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost, which may include a reasonable profit.

          Number Portability. Requires all ILECs and CLECs to permit users of telecommunications services to retain existing telephone numbers without impairment of quality, reliability or convenience when switching from one telecommunications carrier to another.

          Dialing Parity. Requires all ILECs and CLECs to provide "1+" equal access to competing providers of telephone exchange service and toll service, and to provide nondiscriminatory access to telephone numbers, operator services, directory assistance, and directory listing, with no unreasonable dialing delays.

          Access to Rights-of-Way. Requires all ILECs and CLECs to permit competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

     ILECs are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, ILECs remain subject to interconnection obligations established by the FCC and state telecommunication regulatory commissions.

     In August 1996, the FCC released a decision establishing rules implementing the ILEC interconnection obligations described above. On July 18, 1997, the Eighth Circuit vacated certain portions of this decision and narrowly interpreted the FCC's power to prescribe and enforce rules implementing the Telecommunications Act. On January 25, 1999, the United States Supreme Court reversed the Eighth Circuit decision and reaffirmed the FCC's broad authority to issue rules implementing the Telecommunications Act, although it did vacate a rule determining which network elements the incumbent local exchange carriers must provide to competitors on an unbundled basis. On November 5, 1999, the FCC issued revised rules that largely reaffirmed, and in some respects expanded, the duty of incumbent carriers to offer unbundled network elements. These rules may be subject to further court appeals, and we cannot predict the outcome of such proceedings. Allegiance, however, leases only the basic unbundled network elements from the ILEC and therefore does not expect reconsideration of the unbundling rules to have an adverse effect on its smart build strategy.

     While these court and FCC proceedings were pending, Allegiance entered into interconnection agreements with a number of ILECs through negotiations or, in some cases, adoption of another CLEC's approved agreement. These agreements remain in effect, although in some cases one or both parties may be entitled to demand renegotiation of particular provisions based on intervening changes in the law. However, it is uncertain whether Allegiance will be able to obtain renewal of these agreements on favorable terms when they expire.

     On December 9, 1999, the FCC released an order requiring the incumbent carriers to offer "line sharing" arrangements that will permit competitors like Allegiance to offer DSL service over the same copper wires used by the incumbent to provide voice service. The specific prices and terms of these arrangements will be determined by future decisions of state utility commissions, and cannot be predicted at this time. The FCC's ruling may also be challenged in court. Allegiance expects, however, that this order, if implemented, will allow Allegiance to offer DSL services at significantly lower cost than is now possible.

     The Telecommunications Act codifies the ILECs' equal access and nondiscrimination obligations and preempts inconsistent state regulation. The Telecommunications Act also contains special provisions that replace prior antitrust restrictions that prohibited the regional Bell operating companies from providing long distance services and engaging in telecommunications equipment manufacturing. The Telecommunications Act permits the regional Bell operating companies to enter the out-of-region long distance market immediately upon its enactment. Further, provisions of the Telecommunications Act permit a regional Bell operating company to enter the long distance market in its in-region states if it satisfies several procedural and substantive requirements, including:

     - obtaining FCC approval upon a showing that the regional Bell operating company has entered into interconnection agreements or, under some circumstances, has offered to enter into such agreements in those states in which it seeks long distance relief;

     - the interconnection agreements satisfy a 14-point "checklist" of competitive requirements; and

     - the FCC is satisfied that the regional Bell operating company's entry into long distance markets is in the public interest.

The FCC recently granted approval to Bell Atlantic to provide in-region long distance service in New York. In addition, SBC has announced its intention to file a petition to offer such service in Texas. It is possible that other regional Bell operating companies may petition and receive approval to offer long distance services in one or more states. This may have an unfavorable effect on Allegiance's business. Allegiance is legally able to offer its customers both long distance and local exchange services, which the regional Bell operating companies, other than

Bell Atlantic in New York, currently may not do. This ability to offer "one-stop shopping" gives Allegiance a marketing advantage that it would no longer enjoy. See "-- Competition".

     On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime. For example, the FCC established new subsidies for telecommunications and information services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded the federal subsidies for local exchange telephone services provided to low-income consumers. Providers of interstate telecommunications service, such as Allegiance must pay for a portion of these programs. Allegiance's share of these federal subsidy funds will be based on its share of certain defined telecommunications end user revenues. Currently, the FCC is assessing such payments on the basis of a provider's revenue for the previous year. The FCC recently adopted rules for subsidizing service provided to consumers in high cost areas, which may result in further substantial increases in the overall cost of the subsidy program. We estimate that our contribution liability for 1999 will be immaterial. With respect to subsequent periods, however, Allegiance is currently unable to quantify the amount of subsidy payments that it will be required to make or the effect that these required payments will have on its financial condition.

     Under authority granted by the FCC, Allegiance will resell the international telecommunications services of other common carriers between the United States and international points. In connection with such authority, Allegiance's subsidiary, Allegiance Telecom International, Inc., has filed tariffs with the FCC stating the rates, terms and conditions for its international services.

     With respect to its domestic service offerings, various subsidiaries of Allegiance have filed tariffs with the FCC stating the rates, terms and conditions for their interstate services. Allegiance's tariffs are generally not subject to pre-effective review by the FCC, and can be amended on one day's notice. Allegiance's interstate services are provided in competition with interexchange carriers and, with respect to access services, the ILECs. With limited exceptions, the current policy of the FCC for most interstate access services dictates that ILECs charge all customers the same price for the same service. Thus, the ILECs generally cannot lower prices to those customers likely to contract for their services without also lowering charges for the same service to all customers in the same geographic area, including those whose telecommunications requirements would not justify the use of such lower prices. The FCC may, however, alleviate this constraint on the ILECs and permit them to offer special rate packages to very large customers, as it has done in a few cases, or permit other forms of rate flexibility. The FCC has adopted some proposals that significantly lessen the regulation of ILECs that are subject to competition in their service areas and provide such ILECs with additional flexibility in pricing their interstate switched and special access on a central office specific basis, and, as discussed in the following paragraph, is considering expanding such flexibility.

     In two orders released on December 24, 1996, and May 16, 1997, the FCC made major changes in the interstate access charge structure. In the December 24th order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If federal regulators do not effectively monitor this increased pricing flexibility, it could have a material adverse effect on Allegiance's ability to compete in providing interstate access services. The May 16th order substantially increased the costs that ILECs subject to the FCC's price cap rules recover through monthly, non-traffic sensitive access charges and substantially decreased the costs that these carriers recover through traffic sensitive access charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules that may grant these carriers increased pricing flexibility upon demonstrations of increased competition or potential competition in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material adverse effect on Allegiance's ability to compete in providing interstate access services. Several parties appealed the May 16th order.

     ILECs around the country have been contesting whether the obligation to pay reciprocal compensation to competitive local exchange carriers should apply to local telephone calls from an ILEC's customers to Internet service providers served by competitive local exchange carriers. The ILECs claim that this traffic is interstate in nature and therefore should be exempt from compensation arrangements applicable to local, intrastate calls. Competitive local exchange carriers have contended that the interconnection agreements provide no exception for local calls to Internet service providers and reciprocal compensation is therefore applicable. Currently, over 30 state commissions and several federal and state courts have ruled that reciprocal compensation arrangements do apply to calls to Internet service providers, while four jurisdictions have ruled to the contrary. Certain of these rulings are subject to appeal. Additional disputes over the appropriate treatment of Internet service provider traffic are pending in other states.

     On February 26, 1999, the FCC released a Declaratory Ruling determining that Internet service provider traffic is interstate for jurisdictional purposes, but that its current rules neither require nor prohibit the payment of reciprocal compensation for such calls. In the absence of a federal rule, the FCC determined that state commissions have authority to interpret and enforce the reciprocal compensation provisions of existing interconnection agreements, and to determine the appropriate treatment of Internet service provider traffic in arbitrating new agreements. The FCC also requested comment on alternative federal rules to govern compensation for such calls in the future. In response to the FCC ruling, some regional Bell operating companies have asked state commissions to reopen previous decisions requiring the payment of reciprocal compensation on Internet service provider calls. Some Bell companies have also appealed the FCC's Declaratory Ruling to the United States Court of Appeals for the District of Columbia Circuit, which recently heard oral arguments and is expected to render a decision in the next several months.

     Internet service providers are among Allegiance's target customers, and adverse decisions in state proceedings could limit its ability to service this group of customers profitably. Given the uncertainty as to whether reciprocal compensation should be payable in connection with calls to Internet service providers, Allegiance recognizes such revenue only when realization of it is certain, which in most cases will be upon receipt of cash. See "Risk
Factors -- We Could Lose Revenue if Calls to Internet Service Providers Are Treated As Long Distance Interstate Calls".

  STATE REGULATION

     The Telecommunications Act is intended to increase competition in the telecommunications industry, especially in the local exchange market. With respect to local services, ILECs are required to allow interconnection to their networks and to provide unbundled access to network facilities, as well as a number of other pro-competitive measures. Because the implementation of the Telecommunications Act is subject to numerous state rulemaking proceedings on these issues, it is currently difficult to predict how quickly full competition for local services, including local dial tone, will be introduced.

     State regulatory agencies have regulatory jurisdiction when Allegiance facilities and services are used to provide intrastate services. A portion of Allegiance's current traffic may be classified as intrastate and therefore subject to state regulation. Allegiance expects that it will offer more intrastate services, including intrastate switched services, as its business and product lines expand and state regulations are modified to allow increased local services competition. To provide intrastate services, Allegiance generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements.

     State agencies, like the FCC, require Allegiance to file periodic reports, pay various fees and assessments, and comply with rules governing quality of service, consumer protection, and similar issues. Although the specific requirements vary from state to state, they tend to be more detailed than the FCC's regulation because of the strong public interest in the quality of basic local exchange service. Allegiance intends to comply with all applicable state regulations, and as a general matter does not expect that these requirements of industry-wide applicability will have a material adverse effect on its business. However, no assurance can be given that the imposition of new regulatory burdens in a particular state will not affect the profitability of Allegiance's services in that state.

  LOCAL REGULATION

     Allegiance's networks are subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. If Allegiance decides in the future to install its own fiber optic transmission facilities, it will need to obtain rights-of-way over private and publicly owned land. There can be no assurance that such rights-of-way will be available to Allegiance on economically reasonable or advantageous terms.

COMPETITION

     The telecommunications industry is highly competitive. Allegiance believes that the principal competitive factors affecting its business are pricing levels and clear pricing policies, customer service, accurate billing and, to a lesser extent, variety of services. The ability of Allegiance to compete effectively depends upon its continued ability to maintain high quality, market-driven services at prices generally equal to or below those charged by its competitors. To maintain its competitive posture, Allegiance believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, by others. Any such reductions could materially adversely affect Allegiance. Many of Allegiance's current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those of Allegiance, as well as other competitive advantages over Allegiance.

     Local Exchange Carriers. In each of the markets targeted by Allegiance, Allegiance will compete principally with the ILEC serving that area, such as Ameritech, BellSouth, Southwestern Bell, Bell Atlantic or US WEST. Allegiance believes that one of the objectives of the regional Bell operating companies is to be able to offer long distance service in their service territories. The independent telephone companies have already achieved this goal with good early returns. Many experts expect the regional Bell operating companies to be successful in entering the long distance market in a few states sometime in 2000. On December 23, 1999, Bell Atlantic was granted permission by the FCC to provide in region long distance service in New York. Allegiance believes the regional Bell operating companies expect to offset share losses in their local markets by capturing a significant percentage of the in-region long distance market, especially in the residential segment where the regional Bell operating companies' strong regional brand names and extensive advertising campaigns may be very successful.

     As a recent entrant in the integrated telecommunications services industry, Allegiance has not achieved and does not expect to achieve a significant market share for any of its services. In particular, the ILECs have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than those of Allegiance, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from certain existing regulations that favor the ILECs over Allegiance in certain respects. While recent regulatory initiatives, which allow CLECs such as Allegiance to interconnect with ILEC facilities, provide increased business opportunities for Allegiance, such interconnection opportunities have been and likely will continue to be accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECs.

     ILECs have long-standing relationships with regulatory authorities at the federal and state levels. While recent FCC administrative decisions and initiatives provide increased business opportunities to telecommunications providers such as Allegiance, they also provide the ILECs with increased pricing flexibility for their private line and special access and switched access services. In addition, with respect to competitive access services as opposed to switched access services, the FCC recently adopted a rule that would provide for increased ILEC pricing flexibility and deregulation for such access services either automatically or after certain competitive levels are reached. If the ILECs are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, the income of competitors to the ILECs, including Allegiance, could be materially adversely affected. If future regulatory decisions afford the ILECs increased access services pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on competitors to the ILEC, including Allegiance.

     Competitive Access Carriers/Competitive Local Exchange Carriers/Interexchange Carriers/ Other Market Entrants. Allegiance also faces, and expects to continue to face, competition from other current and potential market entrants, including long distance carriers such as AT&T, MCI WorldCom and Sprint seeking to enter, reenter or expand entry into the local exchange market and from other CLECs, resellers of local exchange services, competitive access providers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, a continuing trend toward consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors to Allegiance. For example, WorldCom acquired MFS Communications in December 1996, acquired another CLEC, Brooks Fiber Properties, Inc. in 1997, merged with MCI and has agreed to merge with Sprint. AT&T acquired Teleport Communications Group Inc., a CLEC, and TeleCommunications, Inc., a cable, telecommunications and high-speed Internet services provider. Ameritech Corporation has merged with SBC Communications. Bell Atlantic has agreed to merge with GTE Corporation. These types of consolidations and strategic alliances could put Allegiance at a competitive disadvantage.

     The Telecommunications Act includes provisions that impose certain regulatory requirements on all local exchange carriers, including competitors such as Allegiance, while granting the FCC expanded authority to reduce the level of regulation applicable to any or all telecommunications carriers, including ILECs. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on Allegiance's ability to successfully compete against ILECs and other telecommunications service providers. Allegiance also competes with equipment vendors and installers, and telecommunications management companies with respect to certain portions of its business.

     The changes in the Telecommunications Act radically altered the market opportunity for traditional competitive access providers and CLECs. Due to the fact that many existing competitive access providers and CLECs initially entered the market providing dedicated access in the pre-1996 era, these companies had to build a fiber infrastructure before offering services. Most competitive access providers and CLECs added switches in the last year to take advantage of the opening of the local market. With the Telecommunications Act requiring unbundling of the local exchange carrier networks, competitive access providers and CLECs are now be able to more rapidly enter the market by installing switches and leasing trunk and loop capacity until traffic volume justifies building facilities. New CLECs do not have to replicate existing facilities and can be more opportunistic in designing and implementing networks.

     A number of CLECs have entered or announced their intention to enter into one or more of the same markets as Allegiance. Allegiance believes that not all CLECs however, are pursuing the same target customers as Allegiance. Demographically, business customers are commonly divided into three segments: small, medium and large. Targeted cities are commonly divided into three segments by population: Tier 1, Tier 2 and Tier 3. As would be expected, each CLEC may focus on different combinations of primary and secondary target customers.

     Allegiance has chosen to focus primarily on small and medium-sized business customers in large "Tier 1" markets and selected "Tier 2" markets. To help distinguish it from other competitors who have adopted a similar strategy, Allegiance uses a direct sales approach to offer potential customers "one-stop shopping" services through a single point of contact. In addition, Allegiance is actively pursuing collocations throughout all of its target markets which, in combination with its smart build strategy, is expected to allow Allegiance to access its markets and provide a greater array of services more quickly than if it were able to use a traditional build approach.

     Allegiance believes the major interexchange carriers, such as AT&T, MCI WorldCom and Sprint, have a two pronged strategy:

     - keep the regional Bell operating companies out of in-region long distance as long as possible; and

     - develop facilities-based and unbundled local service, an approach already being pursued by MCI WorldCom with the acquisition of MFS Communications, and by AT&T with its acquisitions of Teleport Communications and TeleCommunications, Inc.

     Competition for Provision of Long Distance Services. The long distance telecommunications industry has numerous entities competing for the same customers and a high average turnover rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. Allegiance expects to increasingly face competition from companies offering long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because they do not currently pay carrier access charges or universal service fees. The FCC has recently granted approval to Bell Atlantic to provide in-region long distance service in New York and other regional Bell operating companies may petition and be granted such approval in the future.

     Data/Internet Service Providers. The Internet services market is highly competitive and there are limited barriers to entry. Allegiance expects that competition will continue to intensify. Allegiance's competitors in this market will include Internet service providers, other telecommunications companies, online service providers and Internet software providers. Most of the regional Bell operating companies and GTE Corporation operating units have announced plans to rapidly roll out DSL services. Some of these entities, including SBC, US West and Bell Atlantic, have already commenced deployment of DSL services in selected markets and may in the future deploy DSL services on a widespread basis. Many of these competitors have greater financial, technological and marketing resources than those available to Allegiance.

     Competition from International Telecommunications Providers. Under the recent World Trade Organization agreement on basic telecommunications services, the United States and 72 other members of the World Trade Organization committed themselves to opening their respective telecommunications markets and/or foreign ownership and/or to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telecommunications companies, effective in some cases as of January 1998. Although Allegiance believes that this agreement could provide Allegiance with significant opportunities to compete in markets that were not previously accessible and to provide more reliable services at lower costs than Allegiance could have provided prior to implementation of this agreement, it could also provide similar opportunities to Allegiance's competitors and facilitate entry by foreign carriers into the U.S. market. There can be no assurance that the pro-competitive effects of the World Trade Organization agreement will not have a material adverse effect on Allegiance's business, financial condition and results of operations or that members of the World Trade Organization will implement the terms of this agreement.

EMPLOYEES

     As of December 31, 1999, Allegiance had approximately 1,650 full-time employees. Allegiance believes that its future success will depend on its continued ability to attract and retain highly skilled and qualified employees. None of Allegiance's employees is currently represented by a collective bargaining agreement. Allegiance believes that it enjoys good relationships with its employees.

LEGAL PROCEEDINGS

     Allegiance is not party to any pending legal proceedings that Allegiance believes would, individually or in the aggregate, have a material adverse effect on Allegiance's financial condition or results of operations.

FACILITIES

     Allegiance is headquartered in Dallas, Texas and leases offices and space in each of its markets, primarily for sales offices and switch and other network equipment installations. Allegiance has two leases of approximately 90,000 square feet and 77,000 square feet for its Dallas headquarters, with such leases expiring February 2008 and June 2003, respectively. Allegiance's other leases expire in years ranging from 2001 to 2010.

     Allegiance believes that its leased facilities are adequate to meet its current needs in the markets in which it has begun to deploy networks, and that additional facilities are available to meet its development and expansion needs in existing and projected target markets for the foreseeable future.

                            MANAGEMENT AND DIRECTORS

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

     The following table sets forth information concerning the directors, executive officers and other key personnel of Allegiance, including their ages as of December 31, 1999:

NAME                                    AGE                POSITION(S)
----                                    ---                -----------
Royce J. Holland......................  51    Chairman of the Board and Chief
                                                Executive Officer
C. Daniel Yost........................  51    President and Chief Operating Officer
                                                and Director
Thomas M. Lord........................  43    Executive Vice President of Corporate
                                                Development, Chief Financial Officer
                                                and Director
Dana A. Crowne........................  39    Senior Vice President and Chief
                                                Technology Officer
Stephen N. Holland....................  48    Senior Vice President of Research
Patricia E. Koide.....................  51    Senior Vice President of Human
                                                Resources, Real Estate, Facilities
                                                and Administration
Gregg A. Long.........................  46    Senior Vice President of Quality and
                                                Audit
G. Clay Myers.........................  39    Senior Vice President, Finance and
                                                Accounting
Anthony J. Parella....................  40    Senior Vice President of Field Sales
                                              and Customer Care and Director
Jerrold Sklar.........................  40    Senior Vice President of Operational
                                                Support Systems and Customer
                                                Implementation
Mark B. Tresnowski....................  40    Senior Vice President, General Counsel
                                                and Secretary
Paul D. Carbery.......................  38    Director
James E. Crawford, III................  54    Director
John B. Ehrenkranz....................  34    Director
Paul J. Finnegan......................  46    Director
Richard D. Frisbie....................  50    Director
Alan E. Goldberg......................  45    Director
Reed E. Hundt.........................  51    Director
James N. Perry, Jr. ..................  39    Director
Dino Vendetti.........................  37    Director

     Royce J. Holland, Allegiance's Chairman of the Board and Chief Executive Officer, has more than 25 years of experience in the telecommunications, independent power and engineering/ construction industries. Prior to founding Allegiance in April 1997, Mr. Holland was one of several co-founders of MFS Communications, where he served as President and Chief Operating Officer from April 1990 until September 1996 and as Vice Chairman from September 1996 to February 1997. In January 1993, Mr. Holland was appointed by President George Bush to the National Security Telecommunications Advisory Committee. In December 1998, Mr. Holland was named Chairman of the Association for Local Telecommunications Services, the industry trade organization for the competitive local telephone sector. In November 1999, Mr. Holland was appointed by Texas Governor George W. Bush to the Texas (Electronic) E-Government Task Force. Mr. Holland also presently serves on the board of directors of CSG Systems, a publicly held billing services company. Mr. Holland's brother, Stephen N. Holland, is employed as Allegiance's Senior Vice President of Research.

     C. Daniel Yost, who joined Allegiance as President and Chief Operating Officer in February 1998, was elected to Allegiance's board of directors in March 1998. Mr. Yost has more than 26 years of experience in the telecommunications industry. From July 1997 until he joined Allegiance, Mr. Yost was the President and Chief Operating Officer for U.S. Operations of Netcom On-Line Communications Services, Inc., a leading Internet service provider. Mr. Yost served as the President, Southwest Region of AT&T Wireless Services, Inc. from June 1994 to July 1997. Prior to that, from July 1991 to June 1994, Mr. Yost was the President, Southwest Region of McCaw Cellular Communications/LIN Broadcasting.

     Thomas M. Lord, a co-founder and director of Allegiance and its Executive Vice President of Corporate Development and Chief Financial Officer, is responsible for overseeing Allegiance's mergers and acquisitions, corporate finance and investor relations functions. Mr. Lord is an 18-year veteran in investment banking, securities research and portfolio management, including serving as a managing director of Bear, Stearns & Co. Inc. from January 1986 to December 1996. In the five-year period ending December 1996, Mr. Lord oversaw 43 different transactions valued in excess of $6.2 billion for the telecommunications, information services and technology industries.

     Dana A. Crowne, Allegiance's Senior Vice President and Chief Technology Officer, joined Allegiance in August 1997 as its Senior Vice President and Chief Engineer. Prior to joining Allegiance, Mr. Crowne held various management positions at MFS Communications from the time of its founding in 1988, where his responsibilities included providing engineering support and overseeing budgets for the construction of MFS Communications' networks. Mr. Crowne ultimately became Vice President, Network Optimization for MFS Communications from January 1996 to May 1997 and managed the company's network expenses and planning and its domestic engineering functions. Prior to joining MFS Communications, Mr. Crowne designed and installed fiber optic transmission systems for Morrison-Knudsen and served as a consultant on the construction of private telecommunications networks with JW Reed and Associates.

     Stephen N. Holland, Allegiance's Senior Vice President of Research, joined Allegiance in September 1997 as its Senior Vice President and Chief Information Officer. Prior to that time, Mr. Holland held several senior level positions involving management of or consulting on information systems, accounting, taxation and finance. Mr. Holland's experience includes serving as Practice Manager and Information Technology Consultant for Oracle Corporation from June 1995 to September 1997, as Chief Financial Officer of Petrosurance Casualty Co. from September 1992 to June 1995, as Manager of Business Development for Electronic Data Systems, and as a partner of Price Waterhouse. Mr. Holland's brother, Royce J. Holland, presently serves as Allegiance's Chairman of the Board and Chief Executive Officer.

     Patricia E. Koide has been Allegiance's Senior Vice President of Human Resources, Real Estate, Facilities and Administration since August 1997. Before then, Ms. Koide was Vice President of Corporate Services, Facilities and Administration for WorldCom from March 1997 to August 1997. Ms. Koide also held various management positions within MFS Communications and its subsidiaries since 1989, including Senior Vice President of Facilities, Administration and Purchasing for MFS Communications North America from 1996 to 1997, Senior Vice President of Human Resources, Facilities and Administration for MFS Communications Telecom from 1994 to 1996, and Vice President of Human Resources and Administration for MFS Communications North America from 1989 to 1993. Prior to MFS Communications, Ms. Koide was with Sprint for eight years where she managed the company's human resources, real estate and facilities for the Midwest.

     Gregg A. Long, Allegiance's Senior Vice President of Quality and Audit, joined Allegiance in September 1997 as its Senior Vice President of Regulatory and Development. Mr. Long spent

11 years at Destec Energy, Inc. as Project Development Manager -- Partnership Vice President and Director. In that position, he was responsible for the development of gas-fired power plants from conceptual stages through project financing. Prior to joining Destec, Mr. Long was Manager of Project Finance at Morrison-Knudsen, where he was responsible for analyzing and arranging finance packages for various industrial, mining and civil projects and also served as financial consultant and analyst.

     G. Clay Myers joined Allegiance as its Senior Vice President, Finance and Accounting in December 1999. Prior to joining Allegiance, Mr. Myers was the Vice President, Finance, Chief Financial Officer and Treasurer of PageMart Wireless, Inc. Prior to joining PageMart, Mr. Myers was Senior Operations Manager for Dell Computer Corporation from 1991 to 1993 and was with Ernst & Young, LLP from 1982 to 1991. Mr. Myers is a certified public accountant.

     Anthony J. Parella, who joined Allegiance as its Regional Vice
President -- Central Division in August 1997, became its National Vice President of Field Sales in August 1998 and became its Senior Vice President of Field Sales and Customer Care in October 1999, has more than 10 years of experience in the telecommunications industry. Mr. Parella became a member of the board of directors in December 1999. Prior to joining Allegiance, Mr. Parella was Vice President and General Manager for MFS Intelenet, Inc., an operating unit of MFS Communications, from February 1994 to January 1997, where he was responsible for the company's sales and operations in Texas. Mr. Parella also served as Director of Commercial Sales for Sprint from 1991 to January 1994.

     Jerrold Sklar, Allegiance's Senior Vice President of Operation Support Systems and Customer Implementation, joined Allegiance in January of 1998 as its Vice President of Marketing, and has more than 17 years of experience in the telecommunications industry. Prior to joining Allegiance, Mr. Sklar served as Director of Strategic Sales and Director of Field Support for the Managed Services Division of Octel Communications Corporation (now Lucent Technologies) from October 1992 to December 1997. Prior to that time, Mr. Sklar managed the OEM sales channel for VMX, Inc. from October 1989 to October 1992. Additionally Mr. Sklar held various Sales and Sales Management positions with long distance carrier, Sprint from July 1982 to September 1989.

     Mark B. Tresnowski became Allegiance's Senior Vice President and General Counsel in February 1999. Mr. Tresnowski has been Allegiance's Secretary since September 1997. Mr. Tresnowski practiced law at Kirkland & Ellis for 13 years and was a partner of that firm from October 1992 to January 1999. In private practice, Mr. Tresnowski specialized in private and public financings, mergers and acquisitions and securities law.

     Paul D. Carbery, who was elected to Allegiance's board of directors in August 1997, is a general partner of Frontenac Company, a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications and technology industries. Mr. Carbery also presently serves on the boards of directors of Whittman Hart, Inc., a publicly traded information services company.

     James E. Crawford, III, who was elected to Allegiance's board of directors in August 1997, is a general partner of Frontenac Company, a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications and technology industries. Mr. Crawford also presently serves on the boards of directors of Focal Communications Corporation, a publicly traded CLEC that competes with Allegiance, as well as of Optika Incorporated, a publicly held imaging software document company, and Input Software Incorporated, a publicly held document imaging software company.

     John B. Ehrenkranz, who was elected to Allegiance's board of directors in March 1998, is a Managing Director of Morgan Stanley & Co. Incorporated where he has been employed since 1987. Mr. Ehrenkranz also presently serves on the board of directors of Choice One, a privately held CLEC that may compete with Allegiance. Mr. Ehrenkranz is also a Managing Director of Morgan Stanley Dean Witter Capital Partners.

     Paul J. Finnegan, who was elected to Allegiance's board of directors in August 1997, is a managing director of Madison Dearborn Partners, Inc., a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications industry. Mr. Finnegan also presently serves on the board of directors of Focal Communications Corporation, a publicly traded CLEC that competes with Allegiance in certain markets.

     Richard D. Frisbie, who was elected to Allegiance's board of directors in August 1997, is a Managing Partner of Battery Partners IV, LLC which is the general partner of Battery Venture IV, a Boston-based private equity investing firm, where he specializes in investing in companies in the telecommunications industry. Mr. Frisbie also presently serves on the board of directors of Focal Communications Corporation, a publicly traded CLEC that competes with Allegiance in certain markets.

     Alan E. Goldberg was elected to Allegiance's board of directors in March 1999. Mr. Goldberg has been Chairman, CEO and Director of Morgan Stanley Dean Witter Capital Partners since February 1998. Prior to that time, he was co-head of MSDW Capital Partners. He has been a Managing Director of Morgan Stanley & Co. Incorporated since January 1988. Mr. Goldberg also serves as a director of Catalytica, Inc., Smurfit-Stone Container Corporation, Equant, N.V., a provider of international data network services, and several private companies.

     Reed E. Hundt was elected to Allegiance's board of directors in March 1998. Mr. Hundt served as chairman of the Federal Communications Commission from 1993 to 1997. He currently serves as chairman of The Forum on Communications and Society at The Aspen Institute, is a senior advisor on information industries to McKinsey & Company, a worldwide management consulting firm, and a special advisor to Madison Dearborn Partners, Inc., a Chicago-based private equity investing firm. Mr. Hundt is a venture partner at Benchmark Capital, a venture capital firm and a principal of Charles Ross Partners, LLC, a consulting firm. Mr. Hundt also presently serves on the boards of directors of Novell, Inc., a publicly traded network software and Internet solutions provider, NorthPoint Communications Group, Inc., a publicly traded CLEC that competes with Allegiance in certain markets and Phone.Com, Inc., a publicly traded software provider for wireless telephones. Prior to joining the FCC, Mr. Hundt was a partner at Latham & Watkins, an international law firm.

     James N. Perry, Jr., who was elected to Allegiance's board of directors in August 1997, is a managing director of Madison Dearborn Partners, Inc., a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications industry. Mr. Perry also presently serves on the boards of directors of Focal Communications Corporation, a publicly traded CLEC that competes with Allegiance in certain markets, as well as Omnipoint Corporation, a publicly traded PCS provider, and Clearnet Communications, a Canadian publicly traded PCS and enhanced specialized mobile radio company.

     Dino J. Vendetti was appointed to Allegiance's board of directors in October 1999. Mr. Vendetti has managed investments in the telecommunications, cable and data networking industries for Vulcan Ventures Incorporated since May 1998. From August 1997 until joining Vulcan Ventures, Mr. Vendetti was Vice President and Research Analyst at Dain Rauscher covering the telecommunications industry. From July 1996 to April 1997, Mr. Vendetti was Vice President of Product Management at Metawave Communications Corporation. From October 1994 to July 1996, Mr. Vendetti served as Director of Business Development and Product Management for Qualcomm, Inc., where he was responsible for the global infrastructure product line. Mr. Vendetti also presently serves on the board of directors of NorthPoint Communications Group, Inc., a publicly traded CLEC that competes with Allegiance in certain markets.

ELECTION OF DIRECTORS; VOTING AGREEMENT

     Allegiance's by-laws provide that the number of directors shall be determined by resolution of the board of directors. The board currently consists of 12 directors. Allegiance's by-laws provide that its directors will be elected by plurality vote of Allegiance's stockholders, without cumulative voting. No director may be removed from office without cause and without the vote of the holders of a majority of the outstanding voting stock.

     The board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three year term and one class being elected at each year's annual meeting of stockholders. Messrs. Lord, Yost, Crawford, Frisbie and Vendetti are in the class of directors whose term expires at the 2000 annual meeting of Allegiance's stockholders. Messrs. Holland, Hundt, Perry and Goldberg are in the class of directors whose term expires at the 2001 annual meeting of Allegiance's stockholders. Messrs. Parella, Finnegan, Carbery and Ehrenkranz are in the class of directors whose term expires at the 2002 annual meeting of Allegiance's stockholders. At each annual meeting of Allegiance's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

     Certain of Allegiance's stockholders have each agreed to vote all of their shares in such a manner as to elect the following persons to serve as directors:
Madison Dearborn Capital Partners, Morgan Stanley Dean Witter Capital Partners, and Frontenac Company each have the right to designate two directors; Battery Ventures has the right to designate one director; the number of director(s) each fund shall be entitled to designate will decrease as such fund's percentage ownership of common stock decreases. In addition, Allegiance's Chief Executive Officer has the right to serve as a director; our original management investors have the right to designate three additional directors; and the final two directorships may be filled by representatives designated by the fund investors and acceptable to the management investors.

     In connection with the purchase by Vulcan Ventures of an aggregate of four million shares of Allegiance common stock in September and November 1999, Allegiance agreed to use its best efforts to cause two designees nominated by Vulcan Ventures to be appointed to the Board, so long as Vulcan Ventures continues to hold at least four million shares (in each case as adjusted for stock dividends, stock splits and other recapitalizations) of such stock. This right to designate director nominees is not assignable by Vulcan Ventures.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors currently has three committees:

     - an Executive Committee;

     - an Audit Committee; and

     - a Compensation Committee.

     The Executive Committee is currently comprised of Messrs. Holland, Crawford, Goldberg, Perry and Vendetti. The Executive Committee is authorized, subject to certain limitations, to exercise all of the powers of the board of directors during periods between board meetings.

     The Audit Committee is currently comprised of Messrs. Yost, Hundt, Carbery, Ehrenkranz and Finnegan. The Audit Committee is responsible for making recommendations to the board of directors regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by Allegiance's independent accountants and reviewing and evaluating Allegiance's audit and control functions and year 2000 issues.

     The Compensation Committee is currently comprised of Messrs. Frisbie, Crawford, Goldberg, Perry and Vendetti. The Compensation Committee is responsible for reviewing, and as it deems
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

appropriate, recommending to the board of directors, policies, practices and procedures relating to the compensation of the officers and other managerial employees of Allegiance and the establishment and administration of employee benefit plans. The Compensation Committee exercises all authority under any stock option or stock purchase plans of Allegiance, unless the board appoints any other committee to exercise such authority, and advises and consults with the officers of Allegiance as may be requested regarding managerial personnel policies.

COMPENSATION OF DIRECTORS

     Allegiance will reimburse the members of its board of directors for their reasonable out-of-pocket expenses incurred in connection with attending board or committee meetings. Additionally, Allegiance is obligated to maintain its present level of directors' and officers' insurance.

     In December 1999, the Compensation Committee issued to each of Reed Hundt and Dino Vendetti, stock options to purchase 25,000 shares of Allegiance common stock at an exercise price of $75.00 per share. One-third of such options vest on the first anniversary of the grant date, with 8.34% vesting every three months thereafter. Other than these stock options issued to Mr. Hundt and Mr. Vendetti, members of Allegiance's board of directors receive no other compensation for services provided as a director or as a member of any board committee.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth the beneficial ownership of Allegiance's common stock at December 28, 1999, by:

     - each of the directors and the named executive officers of Allegiance;

     - all directors and executive officers as a group;

     - each selling stockholder; and

     - each owner of more than 5% of the equity securities of Allegiance.

     The percentages specified below are based on 64,947,706 shares of common stock outstanding as of December 28, 1999 and on 70,947,706 shares of common stock outstanding after the offering. Unless otherwise noted, the address for each director and executive officer of Allegiance is c/o Allegiance Telecom, Inc., 1950 N. Stemmons Freeway, Suite 3026, Dallas, Texas 75207.

                                                    SHARES BENEFICIALLY
                                                      OWNED PRIOR TO                              SHARES BENEFICIALLY
                                                         OFFERING                                 OWNED AFTER OFFERING
                                                  -----------------------                        ----------------------
                                                               PERCENT OF     SHARES TO BE                   PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                NUMBER       CLASS      SOLD IN OFFERING      NUMBER       CLASS
------------------------------------                ------     ----------   ----------------      ------     ----------
DIRECTORS AND EXECUTIVE OFFICERS:
Royce J. Holland(1).............................   3,908,223       6.0%            --            3,908,223      5.5%
C. Daniel Yost..................................   1,457,946       2.2%            --            1,457,946      2.1%
Thomas M. Lord(2)...............................   1,612,189       2.5%            --            1,612,189      2.3%
Anthony J. Parella(3)...........................     300,239      *                --              300,239     *
Mark B. Tresnowski(4)...........................     113,065      *                --              113,065     *
Paul D. Carbery(5)..............................   1,828,923       2.8%            (7)
James E. Crawford, III(5)(6)....................   1,832,180       2.8%            (7)
John B. Ehrenkranz(8)...........................          --        --             --                   --       --
Paul J. Finnegan(9).............................          --        --             --                   --       --
Richard D. Frisbie(10)..........................   1,580,891       2.4%           (11)
Alan E. Goldberg(12)............................          --        --             --                   --       --
Reed E. Hundt(13)...............................      39,840      *                --               39,840     *
James N. Perry, Jr.(9)..........................          --        --             --                   --       --
Dino Vendetti(14)...............................       1,500      *                --                1,500     *
All directors and executive officers as a group
  (13 persons)..................................  10,853,167      16.7%            (7)(11)
SELLING STOCKHOLDERS:
Madison Dearborn Capital Partners(15)...........   6,157,612       9.5%
Morgan Stanley Dean Witter Capital
  Partners(16)..................................  10,302,247      15.9%
Frontenac Company(17)...........................   1,821,829       2.8%
Battery Ventures(18)............................   1,580,891       2.4%
OTHER 5% OWNERS:
Vulcan Ventures Incorporated....................   4,000,000       6.2%            --            4,000,000      5.6%
Jennison Associates LLC(19).....................   4,552,500       7.0%            --            4,552,500      6.4%
Putnam Investments, Inc.(20)....................   6,244,250       9.6%            --            6,244,250      8.8%

---------------

  *  Denotes less than one percent.

 (1) Includes 1,940,552 shares of common stock owned by the Royce J. Holland Family Limited Partnership, of which Royce J. Holland is the sole general partner, 1,000 shares of common stock owned by Mr. Holland's wife, 2,600 shares of common stock held by Mr. Holland as custodian for his children, as to which 2,600 shares Mr. Holland disclaims beneficial ownership. 3,881,105 of the shares of common stock owned by Mr. Holland and the Royce
     J. Holland Family Limited Partnership are subject to vesting, with 80% of such shares of common stock having vested and an additional 20% vesting on August 13, 2000.

 (2) Includes 806,095 shares of common stock owned by Mr. Lord's wife and children, as to which Mr. Lord disclaims beneficial ownership. All of the shares of common stock owned by Mr. Lord and his family are subject to vesting with 80% of such shares of common stock having vested and an additional 20% vesting on August 13, 2000.

 (3) Mr. Parella owns 300,239 shares of common stock. In addition, Mr. Parella has options to acquire an additional 200,000 shares of common stock at an exercise price per share of $52.625, with one-third vesting on October 1, 2000, and 2.78% vesting each month thereafter.

 (4) Includes options to acquire 110,000 shares of common stock on or after February 1, 2000, at an exercise price per share of $1.00. In addition, Mr. Tresnowski has options to acquire an additional 220,000 shares of common stock at an exercise price per share of $1.00, with 2.78% vesting each month after February 1, 2000.

 (5) 1,821,829 shares of common stock shown are owned by Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership. Messrs. Carbery and Crawford are members of Frontenac Company, VII, L.L.C., the general partner of Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership and their address is c/o Frontenac Company, 135 S. LaSalle Street, Suite 3800, Chicago, IL 60603. They disclaim beneficial ownership of these shares of common stock.

 (6) Includes 100 shares of common stock owned by Mr. Crawford's son, and 600 shares held by Mr. Crawford as custodian for his son, as to which 700 shares Mr. Crawford disclaims beneficial ownership.

 (7) Represents shares being sold by the Frontenac funds. Neither Mr. Carbery nor Mr. Crawford are selling any shares in their individual capacity.

 (8) Mr. Ehrenkranz is a Managing Director of Morgan Stanley Dean Witter Capital Partners, the managing member of the general partner of the funds described in footnote (16) below and their address is c/o Morgan Stanley Dean Witter Capital Partners, 1221 Avenue of the Americas, New York, NY 10020.

 (9) Messrs. Finnegan and Perry are managing directors of Madison Dearborn Partners, Inc., the general partner of the general partner of Madison Dearborn Capital Partners II, L.P. and their address is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, IL 60602.

(10) All shares of common stock shown are owned by Battery Ventures IV, L.P. and Battery Investment Partners IV, LLC. Mr. Frisbie is a member manager of Battery Partners IV, LLC, the general partner of Battery Ventures IV, L.P. and a member manager of Battery Investment Partners IV, LLC and his address is c/o Battery Ventures, 20 William Street, Wellesley, MA 02181. He disclaims beneficial ownership of these shares of common stock.

(11) Represents shares being sold by the Battery Ventures funds. Mr. Frisbie is not selling any shares in his individual capacity.

(12) Mr. Goldberg is Chairman, CEO and Director of Morgan Stanley Dean Witter Capital Partners, the managing member of the general partner of the funds described in footnote (16) below and their address is c/o Morgan Stanley Dean Witter Capital Partners, 1221 Avenue of the Americas, New York, NY 10020.

(13) In March 1998, Mr. Hundt was issued options to acquire 50,623 shares of common stock, with an exercise price per share of $2.47. 58.33% of such options are currently vested, and an additional 8.34% of such options will vest on each of March 13, 2000, June 13, 2000, September 13, 2000, December 13, 2000 and March 13, 2001, when all such options become exercisable. In December 1999, Mr. Hundt was issued options to acquire 25,000 shares of common stock, at an exercise price per share of $75.00. One-third of these options vest on December 8, 2000, with 8.34% vesting every three months thereafter. Mr. Hundt owns 10,312 shares of common stock.

(14) In December 1999, Mr. Vendetti was issued options to acquire 25,000 shares of common stock, at an exercise price per share of $75.00. One-third of these options vest on December 8, 2000, with 8.34% vesting every three months thereafter.

(15) These shares of common stock are owned by Madison Dearborn Capital Partners II, L.P.

(16) These shares of common stock are owned by Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P.

(17) These shares of common stock are owned by Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership.

(18) These shares of common stock are owned by Battery Ventures IV, L.P. and Battery Investment Partners IV, LLC.

(19) Of these shares, Jennison Associates LLC, a registered investment adviser ("Jennison"), has shared voting power as to 4,552,500 shares and sole voting power as to 4,329,700 shares. Jennison is a wholly-owned subsidiary of The Prudential Insurance Company of America. Jennison's address is 466 Lexington Avenue, New York, New York 10017. Information is as of May 6, 1999 and is derived from SEC filings.

(20) Of these shares, Putnam Investments, Inc., a registered investment adviser ("Putnam"), has shared voting power as to 198,546 shares and no voting power as to 6,045,704 shares. Putnam is a wholly-owned subsidiary of American Express Company. Putnam's address is One Post Office Square, Boston, Massachusetts 02109. Information is as of July 8, 1999 and is derived from SEC filings.

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

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

11 3/4% NOTES

     On February 3, 1998, we issued $445.0 million aggregate principal amount at maturity of 11 3/4% Senior Discount Notes. They will mature on February 15, 2008. The 11 3/4% notes were issued in units, with each unit consisting of one 11 3/4% note and one redeemable warrant.

     No cash interest is payable on the 11 3/4% notes prior to August 15, 2003. From and after February 15, 2003, interest on the 11 3/4% notes will accrue at the rate of 11 3/4% per annum. Interest on the 11 3/4% notes is payable semiannually on February 15 and August 15 of each year, commencing August 15, 2003. Payment of interest will be made to holders of record at the close of business on the February 1 or August 1 immediately preceding the interest payment date.

     The 11 3/4% notes are not secured by any of our assets and rank equally in right of payment with all of our unsubordinated and unsecured indebtedness, including the 12 7/8% notes described below. The 11 3/4% notes are senior in right of payment to all of our future subordinated indebtedness.

     We may redeem the 11 3/4% notes at our option, in whole or in part, at any time on or after February 15, 2003. The initial redemption price is 105.8750% of their principal amount at maturity, plus accrued interest. The redemption price will decline each year and will be 100% of their principal amount at maturity, plus accrued interest, beginning on February 15, 2006. In addition, at any time on or before February 15, 2001, we may redeem up to 35% of the aggregate principal amount at maturity of the 11 3/4% notes with the proceeds of certain public equity offerings at a redemption price equal to 111.75% of their accreted value on the redemption date. We may make this redemption only so long as at least $289.3 million aggregate principal amount at maturity of the 11 3/4% notes remains outstanding immediately after such redemption.

     The 11 3/4% notes indenture contains certain restrictive covenants, including among others limitations on the ability of Allegiance and its restricted subsidiaries to:

     - incur indebtedness;

     - pay dividends;

     - prepay subordinated indebtedness;

     - repurchase capital stock;

     - make investments;

     - engage in transactions with affiliates;

     - create liens;

     - sell assets; and

     - engage in mergers and consolidations and certain other events which could cause an event of default.

     Events of default under the 11 3/4% notes indenture include, among other things:

     - payment defaults;

     - covenant defaults;

     - cross-defaults to certain other indebtedness;

     - judgment defaults; and

     - certain events of bankruptcy and insolvency.

12 7/8% NOTES

     On July 7, 1998, we issued $205.0 million aggregate principal amount at maturity of 12 7/8% Senior Notes. They will mature on May 15, 2008.

     Interest on the 12 7/8% notes accrues at the rate of 12 7/8% per annum, payable semiannually on May 15 and November 15 of each year. Payment of interest will be made to holders of record at the close of business on the May 1 or November 1 immediately preceding the interest payment date.

     In connection with the sale of the 12 7/8% notes, we purchased approximately $69.0 million of U.S. Government securities and placed such securities in a pledge account to be used for payment in full of the first six scheduled interest payments due on the 12 7/8% notes.

     The 12 7/8% notes are not secured by any of our assets other than the pledge of the U.S. Government securities described above, and rank equally in right of payment with all of our unsubordinated and unsecured indebtedness, including the 11 3/4% notes described above. The 12 7/8% notes are senior in right of payment to all of our future subordinated indebtedness.

     We may redeem the 12 7/8% notes at our option, in whole or in part, at any time on or after May 15, 2003. The initial redemption price is 106.438% of their principal amount at maturity, plus accrued interest. The redemption price will decline each year and will be 100% of their principal amount at maturity, plus accrued interest, beginning on May 15, 2006. In addition, at any time on or before May 15, 2001, we may redeem up to 35% of the aggregate principal amount at maturity of the 12 7/8% notes with the proceeds of certain public equity offerings at a redemption price equal to 112.875% of the principal amount plus accrued interest. We may make this redemption only so long as at least $133.25 million aggregate principal amount at maturity of the 12 7/8% notes remains outstanding immediately after such redemption.

     The 12 7/8% notes indenture contains certain restrictive covenants and events of default that are substantially similar to those contained in the 11 3/4% indenture.

EXISTING REVOLVING CREDIT FACILITY

     On April 1, 1999, we entered into a credit agreement and related guaranty agreement with Goldman Sachs Credit Partners L.P., TD Securities (USA) Inc., Morgan Stanley Senior Funding, Inc. and various other lenders that provides for a $225 million senior secured revolving credit facility maturing December 31, 2005 for a subsidiary of Allegiance Telecom, Inc. This revolving facility is available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for the acquisition, construction and improvement of telecommunications assets by Allegiance's operating subsidiaries. Allegiance intends to replace this facility with the one described below under "-- New Credit Facilities". The following is a summary of material terms of the existing revolving credit facility.

     The borrower under the facility is Allegiance Finance Company, Inc., a wholly owned subsidiary of Allegiance Telecom, Inc. that will own Allegiance's operating subsidiaries. The facility is structurally senior to all of Allegiance's 12 7/8% notes and 11 3/4% notes issued in 1998. The facility is secured by substantially all of Allegiance's subsidiaries' assets and a pledge of the stock of Allegiance Finance Company. The facility is guaranteed by Allegiance Telecom, Inc. Interest rates under the facility are tied to the level of debt compared to consolidated EBITDA and are initially expected to be the London Interbank Offered Rate + 3.75%. The commitment fee on the undrawn portion of the facility is 1.50% of the total amount of the facility, with step-downs based on utilization.

     Allegiance's ability to borrow under the facility is dependent upon and fluctuates according to Allegiance's ability to meet the financial covenants and the ability of Allegiance's geographic markets to generate cash. Allegiance may borrow under the facility at such time as Allegiance has invested a minimum of $250 million in the operations of the borrower and/or its subsidiaries, and certifies that, in at least one market which operates as an independent business unit, Allegiance has achieved positive earnings before deducting interest, taxes, depreciation and amortization and before deducting overhead charges and other non-cash items. The facility refers to this measurement as "pre-overhead EBITDA". Allegiance must also certify that it projects such market to remain pre-overhead EBITDA positive through the maturity of the facility. The actual amount available under the initial availability test is equal to one-third of the total amount of the facility, plus three times the annualized pre-overhead EBITDA for such market. Thus, for example, if the Allegiance Dallas market operations turn pre-overhead EBITDA positive for one month and Allegiance projects that this market will remain positive through the maturity of the facility on December 31, 2005, the initial availability under the facility will be equal to one third of the total amount of the facility plus three times the annualized pre-overhead EBITDA for the Dallas market. The one-month results are annualized by multiplying these results by twelve. Allegiance would not be able to borrow if the market fails to remain pre-overhead EBITDA positive and is required to repay loans at such time in an amount equal to the availability created by such market.

     The availability derived from any single pre-overhead EBITDA positive market, however, will not exceed $100 million.

     The amount available will increase when two or more markets generate positive pre-overhead EBITDA for a given month. This incremental availability will equal three times the annualized pre-overhead EBITDA generated by each market other than the first market.

     The availability test also serves as a financial covenant, and Allegiance is required to maintain levels of pre-overhead EBITDA from individual markets that would support amounts outstanding under the facility. The commitments of the lenders under the facility will reduce in twelve consecutive quarterly installments, beginning on March 31, 2003, in annual amounts equal to the following respective percentages of the initial amount of the facility:

                                                          FACILITY
YEAR                                                      REDUCTION
----                                                      ---------
2003....................................................     20%
2004....................................................     30%
2005....................................................     50%

A comprehensive covenant package as well as the availability tests described above governs the facility. From April 1, 1999 through June 30, 2001, referred to as Stage 1, Allegiance's performance will be tested by one set of covenants. Another set of covenants will take effect July 1, 2001, referred to as Stage 2. Allegiance must be in compliance with each covenant in order to borrow under the facility and a failure to satisfy any of the covenants would enable the lender to declare outstanding amounts to be due and payable. The Stage 1 and Stage 2 covenants include:

              STAGE 1 COVENANTS                               STAGE 2 COVENANTS
              -----------------                               -----------------
- Minimum Revenues                              - Senior Secured Debt to Annualized
                                                  Consolidated EBITDA
- Maximum Consolidated EBITDA Loss/ Minimum     - Total Debt to Annualized Consolidated
  Consolidated EBITDA                             EBITDA
- Senior Secured Debt to Total Capitalization   - Annualized Consolidated EBITDA/Interest
                                                  Expense
- Maximum Unsecured Subordinated Debt           - Annualized Pro Forma Consolidated
                                                  EBITDA/Pro Forma Debt Service
- Maximum Capital Expenditures                  - Maximum Capital Expenditures

     Allegiance has flexibility under the facility to make unlimited acquisitions using equity consideration, including proceeds of equity issuances, or if financed with indebtedness, acquisitions totaling up to $75 million. There is an additional $25 million sub-limit with respect to acquisitions of entities generating negative free cash flow for the trailing twelve-month period, stepping up to $45 million at such time as the borrower generates positive pre-overhead EBITDA in two or more markets, all of which limits are subject to increase as additional equity is raised and contributed as common equity to the borrower and its subsidiaries.

     In addition, the borrower is subject to limitations, to be determined, with respect to investments in more than 24 initial markets. The borrower is permitted to make distributions to Allegiance Telecom, Inc. to enable the payment of interest and principal on the existing indebtedness of Allegiance Telecom, Inc.

     The facility is also subject to certain representations, warranties, covenants and events of default customary for credits of this nature and otherwise agreed upon by the parties.

NEW CREDIT FACILITIES

     We propose to replace the existing revolving credit facility with new credit facilities in the aggregate amount of $500 million. We have obtained commitments from Goldman Sachs Credit Partners L.P., Toronto Dominion (Texas), Inc., BankBoston, N.A., Morgan Stanley Senior Funding, Inc. and various other banks for the full amount of the new credit facilities. The new credit facilities are subject to conditions customary for closing a transaction of this type, including completion of definitive documentation and finalization of all terms and conditions. We expect to close these facilities in February 2000. The closing is not contingent on the completion of this offering.

     The new credit facilities will consist of a $350 million revolving credit facility and a $150 million delayed draw term loan facility, $100 million of which must be drawn within 12 months of closing and the remaining $50 million of which must be drawn within 18 months of closing. These facilities will mature on December 31, 2006. The borrower under the new credit facilities will be Allegiance Finance Company, Inc., a wholly-owned subsidiary of Allegiance Telecom, Inc. The lenders will be secured by a first priority security interest in substantially all of the assets of Allegiance's subsidiaries, including the capital stock and assets of the borrower and all of its subsidiaries. Drawn pricing on the new credit facilities will be tied to leverage and is initially expected to be LIBOR + 3.25%. The commitment fee on the undrawn portion is expected to be 1.50% initially, with step-downs based on utilization.

     Allegiance will have the right, on or prior to the maturity date of the new credit facilities, to establish a new tranche or to increase the amount of one or more of the new credit facilities by requesting additional commitments from the lenders and/or by obtaining commitments from new lenders. This incremental facility will be limited in size to no more than $200 million and will be made available only upon the satisfaction of the following conditions precedent: (i) the weighted average life and final maturity of the incremental facility will be no shorter than the weighted average life and final maturity of the other credit facilities, (ii) the borrower will have received at least $300 million in gross proceeds from one or more offerings of Allegiance common stock after January 1, 2000 and (iii) immediately prior to and after giving effect to the incurrence of the incremental facility, the Allegiance credit parties must be in full compliance with the terms of the loan documents.

     Commitments under this revolving credit facility and term loan facility will amortize in 12 consecutive quarterly installments, commencing on March 31, 2004, in annual amounts equal to the following respective percentages of the initial amount of each applicable facility:

                                                         REDUCTION/
YEAR                                                    AMORTIZATION
----                                                    ------------
2004.................................................       20%
2005.................................................       30%
2006.................................................       50%

     The new credit facilities will be supported by upstream secured guarantees from all current and future subsidiaries, and a downstream secured guaranty from Allegiance.

     The new credit facilities will be governed by a comprehensive covenant package. During the initial build-out phase from closing through December 31, 2002, Allegiance's performance will be measured against Stage 1 covenants. So long as no loans have been made under the new credit facilities there shall be no event of default even if Allegiance and its subsidiaries are not in compliance therewith. However, no loans will be made if Allegiance and its subsidiaries are not in compliance with such financial covenants. Stage 2 covenants will take effect on January 1, 2003. The Stage 1 and Stage 2 covenants will include:

              STAGE 1 COVENANTS                               STAGE 2 COVENANTS
              -----------------                               -----------------
- Minimum Revenues                              - Senior Secured Debt to Annualized
                                                  Consolidated EBITDA
- Maximum Senior Secured Debt to Annualized     - Total Debt to Annualized Consolidated
  Adjusted EBITDA                                 EBITDA
- Senior Secured Debt to Total Capitalization   - Annualized Consolidated EBITDA/Interest
                                                  Expense
- Total Debt to Total Capitalization            - Pro Forma Debt Service Coverage
- Maximum Capital Expenditures                  - Maximum Capital Expenditures

     Allegiance will have flexibility under the new credit facilities to make unlimited acquisitions using equity consideration, including proceeds of equity issuances, or if financed with indebtedness, acquisitions totaling up to $300 million in aggregate of entities generating positive consolidated EBITDA for the trailing twelve-month period. There shall be an additional $150 million sub-limit with respect to acquisitions of entities generating negative consolidated EBITDA for the trailing twelve-month period. If the borrower does not receive gross proceeds in excess of $300 million from the public issuance of Allegiance common stock after January 1, 2000, however, such amounts financed with indebtedness shall be limited to $100 million and $50 million, respectively.

     Allegiance is limited to expanding into no more than 36 target markets without obtaining consent under the new credit facilities. The failure to raise more than $300 million in additional equity capital will also limit Allegiance's ability to invest in more than 30 markets.

     The borrower will be permitted to make distributions to Allegiance to enable the payment of interest and principal on existing indebtedness.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     The total amount of authorized capital stock of Allegiance consists of 150,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of December 28, 1999, 64,947,706 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The following discussion describes Allegiance's capital stock, its charter and by-laws. This summary describes all material provisions of Allegiance's charter and by-laws. If you would like to read copies of these documents, we have filed copies with the SEC.

     Allegiance's charter and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors. These provisions may have the effect of delaying, deferring or preventing a future takeover or change in control of Allegiance unless the takeover or change in control is approved by the board of directors.

COMMON STOCK

     Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such time and in such amounts as the board of directors may from time to time determine. The shares of common stock are not convertible and the holders have no preemptive or subscription rights to purchase any securities of Allegiance. Upon liquidation, dissolution or winding up of Allegiance, the holders of common stock are entitled to receive pro rata, the assets of Allegiance which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

PREFERRED STOCK

     Allegiance's board of directors may, without further action by Allegiance's stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Allegiance before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Allegiance's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors of Allegiance, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. There are no shares of preferred stock currently outstanding, and Allegiance has no present intention to issue any shares of preferred stock.

CERTAIN PROVISIONS OF ALLEGIANCE'S CHARTER AND BY-LAWS

     Allegiance's charter provides for the board of directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board of directors will be elected each year. See "Management and Directors". Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Allegiance and could increase the likelihood that incumbent directors will retain their positions.

     Allegiance's charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Allegiance's charter and the by-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called under a resolution adopted by a majority of the board of directors or by the Chief Executive Officer of Allegiance. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

     Allegiance's by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of Allegiance, including proposed nominations of persons for election to the board of directors.

     Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to Allegiance's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Allegiance.

     Allegiance's charter and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to its charter and by-laws could enable a minority of Allegiance's stockholders to exercise veto power over any such amendments.

CERTAIN PROVISIONS OF DELAWARE LAW

     Allegiance is subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless:

     - the transaction is approved by the board of directors prior to the date the "interested stockholder" obtained such status;

     - upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:

          (a) persons who are directors and also officers; and

          (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder".

     A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years did own, 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Allegiance and, accordingly, may discourage attempts to acquire Allegiance.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Allegiance's charter limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the charter provides that Allegiance will indemnify directors and officers of Allegiance to the fullest extent permitted by such law. Allegiance has entered into indemnification agreements with its current directors and anticipates entering into such agreements with its executive officers and any new directors or executive officers.

WARRANTS

     In connection with the offering of our 11 3/4% notes, Allegiance issued 445,000 redeemable warrants under the Warrant Agreement between Allegiance and The Bank of New York.

     Each redeemable warrant is exercisable to purchase 1.45898399509 shares of common stock at an exercise price of $.01 per share, subject to adjustment. The redeemable warrants may be exercised at any time on or after February 3, 1999 and prior to February 3, 2008. Upon the occurrence of a merger with a person that does not have a class of equity securities registered under the Securities Exchange Act of 1934, as amended in connection with which the consideration to stockholders of Allegiance is not all cash, Allegiance or its successor by merger or consolidation will be required to offer to repurchase the redeemable warrants. All such repurchases will be at the market price of the common stock or other securities issuable upon exercise of the redeemable warrants or, if the common stock or such other securities are not registered under the Exchange Act, the value of the common stock or other securities as determined by an independent financial expert, less the exercise price.

REGISTRATION RIGHTS

     The fund investors, the management investors, Vulcan Ventures and Allegiance are parties to an Amended and Restated Registration Agreement dated as of September 13, 1999. Each of Morgan Stanley Dean Witter Capital Partners, Madison Dearborn Capital Partners, and Frontenac Company is entitled to demand two long-form registrations and unlimited short-form registrations, and each of Vulcan Ventures and Battery Ventures is entitled to demand one long-form registration, such as registration on Form S-1, and unlimited short-form registrations, such as registration on Form S-3. In addition, the fund investors, the management investors and Vulcan Ventures may "piggyback" on primary or secondary registered public offerings of Allegiance's securities. Allegiance has agreed to pay the registration expenses in connection with these demand and "piggyback" registrations. Each investor is subject to holdback restrictions in the event of a public offering of Allegiance securities. Vulcan Ventures, the management investors and the fund investors who are not selling stockholders in this offering have waived their piggyback rights in connection with this offering.

     Allegiance, Morgan Stanley & Co. Incorporated, Salomon Brothers Inc, Bear, Stearns & Co. Inc. and Donaldson Lufkin & Jenrette Securities Corporation are parties to a Warrant Registration Rights Agreement dated as of February 3, 1998. Allegiance has filed a shelf registration statement with respect to the issuance of the common stock issuable upon exercise of the redeemable warrants; such shelf registration statement was declared effective by the SEC on March 31, 1999. Allegiance is required to maintain the effectiveness of such registration statement until all redeemable warrants have expired or been exercised. Allegiance is required to pay the expenses associated with such registration.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After this offering, we will have 70,947,706 shares of common stock outstanding, excluding 13,268,581 shares reserved for issuance under our stock plans and 275,580 shares reserved for issuance upon the exercise of outstanding warrants. All of the shares of common stock sold in this offering will be freely tradeable under the Securities Act, unless held by our "affiliates," as that term is defined by the SEC. In addition, approximately 11.7 million shares of our common stock have been issued in transactions that were not registered with the SEC and, thus, are "restricted securities," as that term is defined by the SEC. Upon the expiration of the lock-up agreements between Allegiance, certain stockholders, including the selling stockholders, management and the underwriters, these shares of common stock will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below.

     In general, under Rule 144 as currently in effect, a stockholder who has beneficially owned restricted securities for at least one year, can sell in any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which such sale is made.

     Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about Allegiance. A stockholder who is not deemed to have been an affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations and requirements described above.

     Allegiance, its directors and certain of its officers and certain stockholders, including the selling stockholders, have agreed with the underwriters that, for a period of 90 days after the date of this prospectus, they will not directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of the common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of Goldman, Sachs & Co., Salomon Smith Barney Inc. and Bear, Stearns & Co. Inc., subject to certain limited exceptions, including, in the case of Allegiance, the issuance of shares under the Employee Stock Discount Purchase Plan and 1998 Stock Incentive Plan and grants of options pursuant to, and issuance of shares upon exercise of options under, the 1997 Nonqualified Stock Option Plan and the 1998 Stock Incentive Plan. The lock-up agreements described above may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Goldman, Sachs & Co., Salomon Smith Barney Inc. and Bear, Stearns & Co. Inc.

     Allegiance has filed and will file registration statements on Form S-8 covering the sale of the shares of common stock reserved for issuance under the 1997 Nonqualified Stock Option Plan, the 1998 Stock Incentive Plan and the Employee Stock Discount Purchase Plan. Accordingly, shares registered under such registration statement will be available for sale in the public market upon issuance of such shares pursuant to the respective stock plan, unless such shares are subject to vesting restrictions and subject to limitations on resale by "affiliates" pursuant to Rule 144 and under the lock-up agreements described above.

     Allegiance's shelf registration statement with respect to the issuance of the common stock issuable upon exercise of the warrants was declared effective on March 31, 1999. Allegiance is required to maintain the effectiveness of such registration statement until all warrants have expired or been exercised.

                                  UNDERWRITING

     Allegiance, the selling stockholders and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Salomon Smith Barney Inc. and Bear, Stearns & Co. Inc. are the representatives of the Underwriters.

                        Underwriters                           Number of Shares
                        ------------                           ----------------
Goldman, Sachs & Co. .......................................
Salomon Smith Barney Inc. ..................................
Bear, Stearns & Co. Inc. ...................................
Morgan Stanley & Co. Incorporated...........................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Warburg Dillon Read LLC.....................................
FleetBoston Robertson Stephens Inc. ........................
TD Securities (USA) Inc. ...................................
                                                                  ----------

          Total.............................................      10,000,000
                                                                  ==========

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 1,500,000 shares from Allegiance to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by Allegiance and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                                                              Paid by Allegiance
                                                              ------------------
                                                          No Exercise   Full Exercise
                                                          -----------   -------------
Per Share...............................................   $              $
Total...................................................   $              $

                                                              Paid by the Selling
                                                                 Stockholders
                                                                 ------------
                                                          No Exercise   Full Exercise
                                                          -----------   -------------
Per Share...............................................   $              $
Total...................................................   $              $

     Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     Allegiance, Allegiance's executive officers and directors, the selling stockholders, and certain existing stockholders of Allegiance have agreed that, without the prior written consent of

Goldman, Sachs & Co., Salomon Smith Barney Inc. and Bear, Stearns & Co. Inc. on behalf of the Underwriters, they will not:

          (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

          (2) enter into any swap or similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the common stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this prospectus. The restrictions described in clause (1) and (2) of this paragraph shall not apply to:

             (a) the common stock to be sold in this offering,

             (b) the issuance by Allegiance of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus,

             (c) the issuance by Allegiance of additional options to purchase shares of common stock pursuant to Allegiance's existing stock option plans,

             (d) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, and

             (e) certain other limited transactions.

     In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Allegiance estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,500,000.

     Allegiance and the selling stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Affiliates of each of Goldman, Sachs & Co., TD Securities (USA) Inc., Morgan Stanley & Co. Incorporated and BankBoston, N.A. are lenders under the existing senior secured revolving credit facility and proposed lenders under the new credit facilities discussed under "Description of Certain Indebtedness," for which they have or will be paid customary compensation. Affiliates of Morgan Stanley & Co. Incorporated are significant stockholders of Allegiance and have two representatives serving on Allegiance's board of directors. See "Principal and Selling Stockholders" and "Management and Directors".

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Allegiance by Kirkland & Ellis (a partnership including professional corporations), Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of Allegiance as of December 31, 1998 and December 31, 1997, the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1998 and for the period from inception on April 22, 1997 to December 31, 1997, and Schedule II -- Valuation and Qualifying Accounts for the years ending December 31, 1997 and 1998, included and incorporated by reference in this prospectus and elsewhere in this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included and incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in 450 Fifth Street, NW, Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.

     We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference:

     - our Annual Report on Form 10-K for the year ended December 31, 1998;

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

     - our Current Report on Form 8-K, as filed with the SEC on April 7, 1999, as amended on July 20, 1999;

     - our Current Report on Form 8-K, as filed with the SEC on September 22, 1999;

     - the description of the Allegiance's Common Stock, par value $.01 per share contained in its Registration Statement on Form 8-A; and

     - any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the termination of the offering under this prospectus.

     You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning the following person:

        Andrew Albrecht
        Director of Investor Relations
        Allegiance Telecom, Inc.
        3500 Piedmont Road, Suite 340
        Atlanta, GA 30305
        Phone: (404) 760-4881

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Condensed Consolidated Balance Sheets as of September 30,
1999 (Unaudited) and December 31, 1998......................   F-2

Condensed Consolidated Statements of Operations for the
  three and nine months ended September 30, 1999 and 1998
  (Unaudited)...............................................   F-3

Condensed Consolidated Statements of Cash Flows for the nine
  months ended September 30, 1999 and 1998 (Unaudited)......   F-4

Notes to Condensed Consolidated Financial Statements
  (Unaudited)...............................................   F-5

Report of Independent Public Accountants....................  F-11

Consolidated Balance Sheets as of December 31, 1998, and
  December 31, 1997.........................................  F-12

Consolidated Statements of Operations for the year ended
  December 31, 1998, and for the Period from Inception
  (April 22, 1997) through December 31, 1997................  F-13

Consolidated Statements of Stockholders' Equity (Deficit)
  for the year ended December 31, 1998, and for the Period
  from Inception (April 22, 1997) through December 31,
  1997......................................................  F-14

Consolidated Statements of Cash Flows for the year ended
  December 31, 1998, and for the Period from Inception
  (April 22, 1997) through December 31, 1997................  F-15

Notes to Consolidated Financial Statements..................  F-16

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
                                                               (UNAUDITED)     (AUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................   $  582,446      $ 262,502
  Short-term investments....................................       27,196        143,390
  Short-term investments, restricted........................       25,727         25,543
  Accounts receivable (net of allowance for doubtful
     accounts of $2,900 and $577, respectively).............       23,762          6,186
  Prepaid expenses and other current assets.................        6,390          1,243
                                                               ----------      ---------
          Total current assets..............................      665,521        438,864
PROPERTY AND EQUIPMENT, NET.................................      345,130        144,860
OTHER NON-CURRENT ASSETS:
  Deferred debt issuance costs (net of accumulated
     amortization of $2,039 and $734, respectively).........       20,973         16,078
  Goodwill (net of accumulated amortization of $2,904)......       30,748             --
  Long-term investments, restricted.........................       25,513         36,699
  Other assets, net.........................................        7,359          1,373
                                                               ----------      ---------
          Total other non-current assets....................       84,593         54,150
                                                               ----------      ---------
          Total assets......................................   $1,095,244      $ 637,874
                                                               ==========      =========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES:
     Accounts payable.......................................   $   49,466      $  20,981
     Accrued liabilities and other..........................       42,491         26,177
                                                               ----------      ---------
          Total current liabilities.........................       91,957         47,158
  LONG-TERM DEBT............................................      505,677        471,652
  REDEEMABLE WARRANTS.......................................           --          8,634
  COMMITMENTS AND CONTINGENCIES
  STOCKHOLDERS' EQUITY:
     Preferred stock -- $.01 par value, 1,000,000 shares
      authorized, no shares issued or outstanding at
      September 30, 1999 and December 31, 1998..............           --             --
     Common stock -- 64,890,147 and 50,341,554 shares issued
      and 64,864,835 and 50,341,554 outstanding at September
      30, 1999 and December 31, 1998, respectively..........          649            503
     Common stock in treasury, at cost, 25,312 and no shares
      at September 30, 1999 and December 31, 1998...........           (5)            --
     Warrants...............................................        3,896             --
     Additional paid-in capital.............................      940,029        416,730
     Deferred compensation..................................      (15,583)       (14,617)
     Deferred management ownership allocation charge........      (10,640)       (26,224)
     Accumulated deficit....................................     (420,736)      (265,962)
                                                               ----------      ---------
          Total stockholders' equity........................      497,610        110,430
                                                               ----------      ---------
          Total liabilities and stockholders' equity........   $1,095,244      $ 637,874
                                                               ==========      =========

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                         THREE MONTHS ENDED           NINE MONTHS ENDED
                                            SEPTEMBER 30,               SEPTEMBER 30,
                                      -------------------------   -------------------------
                                         1999          1998          1999          1998
                                      -----------   -----------   -----------   -----------
                                      (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
REVENUES............................  $    32,051   $     2,786   $    59,773   $     4,201
OPERATING EXPENSES:
  Network...........................       18,284         2,920        38,626         4,506
  Selling, general and
     administrative.................       40,303        13,300        98,539        26,076
  Management ownership allocation
     charge.........................        4,329       160,534        15,584       160,534
  Non-cash deferred compensation....        2,010         1,390         5,841         3,759
  Depreciation and amortization.....       17,948         2,492        35,085         3,705
                                      -----------   -----------   -----------   -----------
          Total operating
            expenses................       82,874       180,636       193,675       198,580
                                      -----------   -----------   -----------   -----------
          Loss from operations......      (50,823)     (177,850)     (133,902)     (194,379)
OTHER (EXPENSE) INCOME:
  Interest income...................        8,876         7,463        23,159        13,059
  Interest expense..................      (14,446)      (13,380)      (43,902)      (25,278)
                                      -----------   -----------   -----------   -----------
          Total other (expense)
            income..................       (5,570)       (5,917)      (20,743)      (12,219)
NET LOSS............................      (56,393)     (183,767)     (154,645)     (206,598)
ACCRETION OF REDEEMABLE PREFERRED
  STOCK AND WARRANT VALUES..........           --          (125)         (130)      (11,844)
                                      -----------   -----------   -----------   -----------
NET LOSS APPLICABLE TO COMMON
  STOCK.............................  $   (56,393)  $  (183,892)  $  (154,775)  $  (218,442)
                                      ===========   ===========   ===========   ===========
NET LOSS PER SHARE, basic and
  diluted...........................  $     (0.87)  $     (3.69)  $     (2.62)  $    (13.02)
                                      ===========   ===========   ===========   ===========
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING, basic and diluted....   64,800,773    49,794,368    58,988,867    16,780,802
                                      ===========   ===========   ===========   ===========

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                           NINE MONTHS ENDED   NINE MONTHS ENDED
                                                             SEPTEMBER 30,       SEPTEMBER 30,
                                                                 1999                1998
                                                           -----------------   -----------------
                                                              (UNAUDITED)         (UNAUDITED)
Cash Flows from Operating Activities:
  Net loss...............................................      $(154,645)          $(206,598)
  Adjustments to reconcile net loss to cash used in
     operating activities --
     Depreciation and amortization.......................         35,085               3,705
     Provision for uncollectible accounts receivable.....          2,193                 153
     Accretion of investments............................         (3,320)                 --
     Accretion of senior discount notes..................         24,523              20,114
     Amortization of original issue discount.............            598                 388
     Amortization of deferred debt issuance costs........          1,305                 486
     Amortization of management ownership allocation
       charge and deferred compensation..................         21,425             164,293
  Changes in assets and liabilities --
     Increase in receivables.............................        (19,339)             (2,181)
     Increase in prepaid expenses and other current
       assets............................................         (5,006)             (1,466)
     Increase in other assets............................           (574)             (1,097)
     Increase (decrease) in accounts payable.............          7,157              (1,454)
     Increase in accrued liabilities and other...........         26,290              13,159
                                                               ---------           ---------
          Net cash used in operating activities..........        (64,308)            (10,498)
Cash Flows from Investing Activities:
  Purchases of property and equipment....................       (215,893)            (63,550)
  Purchases of investments...............................        (61,467)           (120,149)
  Proceeds from redemption of investments................        191,983                  --
  Purchase of subsidiaries, net of cash acquired.........        (34,878)                 --
                                                               ---------           ---------
          Net cash used in investing activities..........       (120,255)           (183,699)
Cash Flows from Financing Activities:
  Proceeds from issuance of senior notes.................             --             443,212
  Proceeds from issuance of redeemable warrants..........             --               8,184
  Deferred debt issuance costs...........................         (6,679)            (16,812)
  Proceeds from issuance of redeemable preferred stock...             --                  --
  Proceeds from initial public offering..................             --             137,757
  Proceeds from secondary stock offering.................        510,618                  --
  Proceeds from exercise of warrants.....................              3                  --
  Proceeds from stock options exercised..................            263                  --
  Proceeds from issuance of common stock under the
     Employee Stock Discount Purchase Plan...............            886                  --
  Proceeds from redeemable capital contributions.........             --              20,880
  Purchase of treasury stock.............................             (5)                 --
  Other financing activities.............................           (579)                 (5)
                                                               ---------           ---------
          Net cash provided by financing activities......        504,507             593,216
                                                               ---------           ---------
          Net increase in cash and cash equivalents......        319,944             399,019
          Cash and cash equivalents, beginning of
            period.......................................        262,502               5,726
                                                               ---------           ---------
          Cash and cash equivalents, end of period.......      $ 582,446           $ 404,745
                                                               =========           =========

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
     THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

1. GENERAL:

     Allegiance Telecom, Inc., a competitive local exchange carrier ("CLEC"), seeks to become a leading provider of voice, data, and Internet services to business, government, and other institutional users in major metropolitan areas across the United States. Allegiance Telecom, Inc. and its subsidiaries are referred to herein as the "Company."

     The Company's development plan is focused on offering services in 24 of the largest U.S. metropolitan areas. As of September 30, 1999, Allegiance is operational in 17 markets: Atlanta, Boston, Chicago, Dallas, Fort Worth, Houston, Long Island, Los Angeles, New York, Northern New Jersey, Oakland, Orange County, Philadelphia, San Diego, San Francisco, San Jose, and Washington, D.C.; and is in the process of deploying networks in two other markets: Detroit and Baltimore.

     The Company's success will be affected by the problems, expenses, and delays encountered in connection with the formation of any new business, and the competitive environment in which the Company intends to operate. The Company's performance will further be affected by its ability to assess potential markets, implement expanded interconnection and collocation with the facilities of incumbent local exchange carriers ("ILECs"), lease adequate trunking capacity from and otherwise develop efficient and effective working relationships with the ILECs and other carriers, purchase and install switches in additional markets, implement efficient operations support systems and other back office systems, develop a sufficient customer base, and attract, retain, and motivate qualified personnel. The Company's networks and the provisioning of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. Although management believes that the Company will be able to successfully mitigate these risks, there is no assurance that the Company will be able to do so or that the Company will ever operate profitably.

     Expenses are expected to exceed revenues in each location in which the Company offers service until a sufficient customer base is established. It is anticipated that obtaining a sufficient customer base will take a number of years, and positive cash flows from operations are not expected in the near future.

2. BASIS OF PRESENTATION:

     The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and are in the form prescribed by the Securities and Exchange Commission in instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim unaudited financial statements should be read in conjunction with the audited financial statements of the Company as of and for the year ended December 31, 1998. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     Certain amounts in the prior period's consolidated financial statements have been reclassified to conform with the current period presentation.

3. CHANGE IN ACCOUNTING POLICY:

     In connection with the offering of the Series B 11 3/4% Notes due 2008, 445,000 Redeemable Warrants to purchase 1.45898399509 shares each, as adjusted for a 426.2953905 for-one stock split (see Note 10), of the Company's common stock at $.01 per share were issued. The Redeemable Warrants became exercisable upon the Company's initial public offering on July 7, 1998, and will expire on February 3, 2008.

     The Redeemable Warrants are redeemable for cash, upon the occurrence of a repurchase event. A repurchase event is defined to occur when (i) the Company consolidates or merges into another person if the common stock thereafter issuable upon exercise of the Redeemable Warrants is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) the Company sells all or substantially all of its assets to another person, if the common stock thereafter issuable upon exercise of the Redeemable Warrants is not registered under the Exchange Act, unless the consideration for such a transaction is cash.

     Through March 31, 1999, the Company was recognizing the future potential redemption value of the Redeemable Warrants by recording accretion to their estimated fair market value at February 3, 2008, using the effective interest method. Accretion of $130 was recorded during the three months ended March 31, 1999, and accretion of $125 and $323 was recorded during the three and nine months ended September 30, 1998, respectively.

     Effective April 1, 1999, the Company determined that accreting the Redeemable Warrants to a future potential redemption value was no longer applicable, as the redemption of the Redeemable Warrants for cash is no longer beyond the control of the Company, and the redemption date and amount are not reasonably determinable. Accordingly, the accreted value of the Redeemable Warrants at April 1, 1999 was reclassified to stockholders' equity as warrants (the "Warrants"), and no further accretion will be recorded.

     If a repurchase event occurs in the future or becomes probable, the Company will adjust the Warrants to the estimated redemption value at that time.

4. ACQUISITIONS:

     During the three months ended June 30, 1999, the Company acquired certain assets of ConnecTen, L.L.C. and the Internet service providers ConnectNet, Inc. and Kivex, Inc. for cash. Summary information regarding the acquisitions is as follows:

BUSINESS NAME                        ACQUISITION DATE   PERCENTAGE ACQUIRED   PURCHASE PRICE
-------------                        ----------------   -------------------   --------------
ConnecTen, L.L.C. .................    April 1, 1999           N/A               $   750
ConnectNet, Inc. ..................   April 28, 1999    100%                     $ 2,500
Kivex, Inc. .......................    June 30, 1999    100%                     $34,545

     Each of the acquisitions was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of the acquired companies have been included in the Company's consolidated financial statements since the acquisition dates. The purchase price of the acquisitions was allocated to assets acquired, including intangible assets, and liabilities assumed, based on their respective estimated fair values at the acquisition dates. The Company's purchase price allocation of these acquisitions is preliminary and may be

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES adjusted as additional information is obtained. Goodwill and other intangibles are being amortized using the straight-line method over a period of three years.

     The following presents the unaudited pro forma results of operations of the Company for the three and nine months ended September 30, 1999 and 1998 as if the acquisition of Kivex, Inc. had been consummated at the beginning of each of the periods presented. The pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future. The pro forma results of operations for ConnecTen, L.L.C. and ConnectNet, Inc. are not included in this table as the results would not have been material to the Company's results of operations.

                                               THREE MONTHS ENDED      NINE MONTHS ENDED
                                                 SEPTEMBER 30,           SEPTEMBER 30,
                                              --------------------   ---------------------
                                                1999       1998        1999        1998
                                              --------   ---------   ---------   ---------
Revenues....................................  $ 32,051   $   3,837   $  63,711   $   6,844
Net loss before extraordinary items.........   (56,393)   (189,300)   (165,501)   (231,748)
Net loss applicable to common stock.........   (56,393)   (189,300)   (165,501)   (231,748)
Net loss per share, basic and diluted.......     (0.87)      (3.80)      (2.81)     (13.81)

5. PROPERTY AND EQUIPMENT:

     Property and equipment includes network equipment, leasehold improvements, software, office equipment and other, furniture and fixtures, and construction-in-progress. These assets are stated at cost, which includes direct costs and capitalized interest and are depreciated once placed in service using the straight-line method. Interest expense for the three months ended September 30, 1999 and 1998, was $16,145 and $14,231, respectively, before the capitalization of $1,699 and $851 of interest related to construction-in-progress for the three months ended September 30, 1999 and 1998, respectively. Interest expense for the nine months ended September 30, 1999 and 1998, was $48,051 and $27,073, respectively, before the capitalization of $4,149 and $1,795 of interest related to construction-in-progress for the nine months ended September 30, 1999 and 1998, respectively. Repair and maintenance costs are expensed as incurred.

     Property and equipment at September 30, 1999 and December 31, 1998, consisted of the following:

                                                                                 USEFUL
                                                SEPTEMBER 30,   DECEMBER 31,     LIVES
                                                    1999            1998       (IN YEARS)
                                                -------------   ------------   ----------
Network equipment.............................    $221,116        $ 67,304         5-7
Leasehold improvements........................      44,138          24,483        5-10
Software......................................      23,215           7,840           3
Office equipment and other....................       8,174           4,384           2
Furniture and fixtures........................       6,635           2,420           5
                                                  --------        --------
Property and equipment, in service............     303,278         106,431
Less: Accumulated depreciation................     (40,697)         (9,015)
                                                  --------        --------
Property and equipment in service, net........     262,581          97,416
Construction-in-progress......................      82,549          47,444
                                                  --------        --------
  Property and equipment, net.................    $345,130        $144,860
                                                  ========        ========

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

6. OTHER ASSETS:

     Other assets at September 30, 1999 and December 31, 1998 consisted of the following:

                                                           SEPTEMBER 30,   DECEMBER 31,
                                                               1999            1998
                                                           -------------   ------------
Acquired subscriber lists................................     $5,500          $   --
Acquired workforces......................................        205              --
Advanced payment on capital leases.......................        248              --
Long-term deposits.......................................      1,418           1,373
Other....................................................        529              --
                                                              ------          ------
Total other assets.......................................      7,900           1,373
Less: Accumulated amortization...........................       (541)             --
                                                              ------          ------
          Other assets, net..............................     $7,359          $1,373
                                                              ======          ======

     Acquired subscriber lists and acquired workforces were obtained in connection with the acquisitions (see Note 4) during the three months ended June 30, 1999. These assets are being amortized over their estimated useful lives of three years using the straight-line method.

7. CAPITALIZATION:

  Common Stock

     During the three and nine months ended September 30, 1999, 15,828 and 83,057 shares of common stock were issued under the Company's Employee Stock Discount Purchase Plan for proceeds of $357 and $886, respectively.

  Warrants

     During the three and nine months ended September 30, 1999, 72,000 and 247,139 Warrants, formerly referred to as Redeemable Warrants (see Note 3), were exercised to purchase 105,045 and 360,538 shares of common stock, respectively. Fractional shares are not issued, cash payments are made in lieu thereof, according to the terms of the Warrant Agreement. At September 30, 1999 and December 31, 1998, 197,861 and 445,000 Warrants, respectively, were outstanding.

8. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                           SEPTEMBER 30,   DECEMBER 31,
                                                               1999            1998
                                                           -------------   ------------
Series B 11 3/4% Notes, face amount $445,000 due February
15, 2008, effective interest rate of 12.21%, at accreted
value....................................................    $295,470        $270,526
12 7/8% Senior Notes, face amount $205,000 due May 15,
  2008, effective interest rate of 13.24%, at accreted
  value..................................................     201,196         201,019
Other....................................................       9,011             107
                                                             --------        --------
          Total long-term debt...........................    $505,677        $471,652
                                                             ========        ========

     Included in accrued liabilities and other at September 30, 1999 is $1,795 currently payable under capital lease obligations.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

  Revolving Credit Facility

     On April 1, 1999, the Company completed a $225 million senior secured revolving credit facility maturing December 31, 2005 (the "Credit Facility"). The Credit Facility will be available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for the acquisition, construction and improvement of telecommunications assets. Initial borrowings under the Credit Facility will not be available until certain financial and operating objectives are met. Further borrowings will only be available to the extent certain further objectives are met and certain other financial ratios and covenants are maintained.

     The Credit Facility is structurally senior to the Company's 12 7/8% Senior Notes and Series B 11 3/4% Notes issued in 1998. The Credit Facility is secured by substantially all of the Company's assets. Interest rates under the Credit Facility are tied to the level of debt compared to consolidated EBITDA (earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and deferred compensation) and are initially expected to be the London Interbank Offering Rate +3.75%. The quarterly commitment fee is a maximum 1.50% of the total amount of the average daily unused portion of the Credit Facility during the preceding quarter, with step-downs based on utilization.

     The Credit Facility carries certain restrictive covenants that, among other things, limits the ability of the Company to incur indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect of their capital stock, redeem capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of certain subsidiaries, engage in transactions with stockholders and affiliates, and requires the Company to maintain certain operating and financial performance measures.

     No advances have been made to the Company through the Credit Facility as of September 30, 1999.

9. COMMITMENTS AND CONTINGENCIES:

     The Company has entered into various operating lease agreements, with expirations through 2009, for office space, equipment and network facilities. Future minimum lease obligations related to the Company's operating leases as of September 30, 1999 are as follows:

1999......................................................  $ 4,173
2000......................................................   16,873
2001......................................................   15,939
2002......................................................   13,099
2003......................................................   10,134
2004......................................................    6,508
Thereafter................................................   21,355

     Total rent expense for the three months ended September 30, 1999 and 1998, and the nine months ended September 30, 1999 and 1998, was $2,694, $815, $6,190, and $1,576, respectively.

10. EARNINGS (LOSS) PER SHARE:

     The net loss per share amounts included on the condensed consolidated statements of operations and the number of shares outstanding on the condensed consolidated balance sheets reflect a 426.2953905 for-one stock split, which occurred in connection with the initial public

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES offering of common stock on July 7, 1998. The redeemable preferred stock, warrants and options are not included in the diluted net loss per share calculation as the effect from the conversion would be antidilutive. The net loss applicable to common stock includes the accretion of redeemable preferred stock and warrant values of $0 and $125 for the three months ended September 30, 1999 and 1998, respectively, and $130 and $11,844 for the nine months ended September 30, 1999 and 1998, respectively.

11. COMPREHENSIVE INCOME:

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes reporting and disclosure requirements for comprehensive income and its components within the financial statements. The Company's comprehensive income components were immaterial for the three and nine months ending September 30, 1999 and 1998; therefore, comprehensive income is the same as net income for all periods.

12. SEGMENT REPORTING:

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes how public enterprise businesses determine operating segments and the financial and descriptive information required to be disclosed relating to a company's operating segments.

     Management has determined that the adoption of SFAS 131 has no material impact on the Company's current disclosures of its one operating segment, providing telecommunication services.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Allegiance Telecom, Inc.:

     We have audited the accompanying consolidated balance sheets of Allegiance Telecom, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 1998, and for the period from inception (April 22, 1997), to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Telecom, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended December 31, 1998, and for the period from inception (April 22, 1997), to December 31, 1997, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas,
February 3, 1999

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

           CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 1998 AND 1997
                (in thousands, except share and per share data)

                                                                 1998         1997
                                                              -----------   ---------
                                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 262,501.7   $ 5,726.4
  Short-term investments....................................    143,389.7          --
  Short-term investments, restricted........................     25,542.8          --
  Accounts receivable (net of allowance for doubtful
    accounts of $577.2 and $0, at December 31, 1998 and
    1997, respectively).....................................      6,186.6         4.3
  Prepaid expenses and other current assets.................      1,243.2       245.2
                                                              -----------   ---------
        Total current assets................................    438,864.0     5,975.9
PROPERTY AND EQUIPMENT (net of accumulated depreciation and
  amortization of $9,015.4 and $12.7 at December 31, 1998
  and 1997, respectively)...................................    144,860.0    23,899.9
OTHER NONCURRENT ASSETS:
  Deferred debt issuance costs (net of accumulated
    amortization of $733.7 and $0, at December 31, 1998 and
    1997, respectively).....................................     16,078.4          --
  Long-term investments, restricted.........................     36,699.2          --
  Other assets..............................................      1,372.7       171.2
                                                              -----------   ---------
        Total other noncurrent assets.......................     54,150.3       171.2
                                                              -----------   ---------
        Total assets........................................  $ 637,874.3   $30,047.0
                                                              ===========   =========
                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable..........................................  $  20,981.7   $ 2,261.7
  Accrued liabilities and other current liabilities.........     26,176.8     1,668.0
                                                              -----------   ---------
        Total current liabilities...........................     47,158.5     3,929.7
LONG-TERM DEBT..............................................    471,652.1          --
REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK,
  $.01 par value, 0 and 40,498,062 shares authorized, 0 and
    40,498,062 shares issued and outstanding at December 31,
    1998 and 1997, respectively.............................           --    33,409.4
REDEEMABLE WARRANTS.........................................      8,634.1          --
COMMITMENTS AND CONTINGENCIES (see Notes 6 and 8)
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.01 par value, 1,000,000 and 0 shares
    authorized, no shares issued or outstanding at December
    31, 1998 and 1997, respectively.........................           --          --
  Common stock, $.01 par value, 150,000,000 and 42,629,965
    shares authorized, 50,341,554 and 426 shares issued and
    outstanding at December 31, 1998 and 1997,
    respectively............................................        503.4          --
  Additional paid-in capital................................    416,729.9     3,008.4
  Deferred compensation.....................................    (14,617.3)   (2,798.4)
  Deferred management ownership allocation charge...........    (26,224.7)         --
  Accumulated deficit.......................................   (265,961.7)   (7,502.1)
                                                              -----------   ---------
        Total stockholders' equity (deficit)................    110,429.6    (7,292.1)
                                                              -----------   ---------
        Total liabilities and stockholders' equity
        (deficit)...........................................  $ 637,874.3   $30,047.0
                                                              ===========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (in thousands, except share and per share data)

                                                                              PERIOD FROM
                                                                               INCEPTION
                                                                           (APRIL 22, 1997),
                                                             YEAR ENDED         THROUGH
                                                            DECEMBER 31,     DECEMBER 31,
                                                                1998             1997
                                                            ------------   -----------------
REVENUE...................................................  $   9,786.2       $       0.4
OPERATING EXPENSES:
  Network.................................................      9,528.8             151.2
  Selling, general, and administrative....................     46,089.4           3,425.9
  Management ownership allocation charge..................    167,311.9                --
  Noncash deferred compensation...........................      5,307.2             209.9
  Depreciation and amortization...........................      9,002.8              12.7
                                                            -----------       -----------
          Total operating expenses........................    237,240.1           3,799.7
                                                            -----------       -----------
          Loss from operations............................   (227,453.9)         (3,799.3)
OTHER (EXPENSE) INCOME:
  Interest income.........................................     19,917.4             111.4
  Interest expense........................................    (38,951.7)               --
                                                            -----------       -----------
          Total other (expense) income....................    (19,034.3)            111.4
                                                            -----------       -----------
NET LOSS..................................................   (246,488.2)         (3,687.9)
ACCRETION OF REDEEMABLE PREFERRED STOCK AND WARRANT
  VALUES..................................................    (11,971.4)         (3,814.2)
                                                            -----------       -----------
NET LOSS APPLICABLE TO COMMON STOCK.......................  $(258,459.6)      $  (7,502.1)
                                                            ===========       ===========
NET LOSS PER SHARE, basic and diluted.....................  $    (10.53)      $(17,610.68)
                                                            ===========       ===========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, basic and
  diluted.................................................   24,550,346               426
                                                            ===========       ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                 For the Year Ended December 31, 1998, and for the Period from Inception (April 22, 1997), through December 31, 1997
                (in thousands, except share and per share data)

                                                                                                        DEFERRED
                                PREFERRED STOCK         COMMON STOCK                                   MANAGEMENT
                              --------------------   -------------------   ADDITIONAL                   OWNERSHIP
                              NUMBER OF              NUMBER OF              PAID-IN       DEFERRED     ALLOCATION    ACCUMULATED
                               SHARES      AMOUNT      SHARES     AMOUNT    CAPITAL     COMPENSATION     CHARGE        DEFICIT
                              ---------   --------   ----------   ------   ----------   ------------   -----------   -----------
BALANCE, April 22, 1997
(date of inception).........        --    $     --           --   $   --   $       --    $       --    $        --   $        --
  Issuance of common stock
    at $.23 per share.......        --          --          426       --          0.1            --             --            --
  Accretion of redeemable
    preferred stock and
    warrant values..........        --          --           --       --           --            --             --      (3,814.2)
  Deferred compensation.....        --          --           --       --      3,008.3      (3,008.3)            --            --
  Amortization of deferred
    compensation............        --          --           --       --           --         209.9             --            --
  Net loss..................        --          --           --       --           --            --             --      (3,687.9)
                               -------    --------   ----------   ------   ----------    ----------    -----------   -----------
BALANCE, December 31,
  1997......................        --          --          426       --      3,008.4      (2,798.4)            --      (7,502.1)
  Accretion of redeemable
    preferred stock and
    warrant values..........        --          --           --       --           --            --             --     (11,971.4)
  Initial public offering...        --          --   10,000,000    100.0    137,656.8            --             --            --
  Conversion of redeemable
    preferred stock.........        --          --   40,341,128    403.4     65,402.0            --             --            --
  Deferred compensation.....        --          --           --       --    210,662.7     (17,126.1)    (193,536.6)           --
  Amortization of deferred
    compensation............        --          --           --       --           --       5,307.2      167,311.9            --
  Net loss..................        --          --           --       --           --            --             --    (246,488.2)
                               -------    --------   ----------   ------   ----------    ----------    -----------   -----------
BALANCE, December 31,
  1998......................        --    $     --   50,341,554   $503.4   $416,729.9    $(14,617.3)   $ (26,224.7)  $(265,961.7)
                               =======    ========   ==========   ======   ==========    ==========    ===========   ===========


                                 TOTAL
                              -----------
BALANCE, April 22, 1997
(date of inception).........  $        --
  Issuance of common stock
    at $.23 per share.......          0.1
  Accretion of redeemable
    preferred stock and
    warrant values..........     (3,814.2)
  Deferred compensation.....           --
  Amortization of deferred
    compensation............        209.9
  Net loss..................     (3,687.9)
                              -----------
BALANCE, December 31,
  1997......................     (7,292.1)
  Accretion of redeemable
    preferred stock and
    warrant values..........    (11,971.4)
  Initial public offering...    137,756.8
  Conversion of redeemable
    preferred stock.........     65,805.4
  Deferred compensation.....           --
  Amortization of deferred
    compensation............    172,619.1
  Net loss..................   (246,488.2)
                              -----------
BALANCE, December 31,
  1998......................  $ 110,429.6
                              ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the Year Ended December 31, 1998, and for the Period from Inception (April 22, 1997), through December 31, 1997
                                 (in thousands)

                                                                 1998          1997
                                                              -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(246,488.2)  $ (3,687.9)
  Adjustments to reconcile net loss to cash used in
    operating activities --
    Depreciation and amortization...........................      9,002.8         12.7
    Provision for uncollectible accounts receivable.........        577.2           --
    Accretion of senior discount notes......................     27,762.7           --
    Amortization of original issue discount.................        569.9           --
    Amortization of deferred debt issuance costs............        733.7           --
    Amortization of management ownership allocation charge
     and deferred compensation..............................    172,619.1        209.9
    Changes in assets and liabilities --
      Accounts receivable...................................     (6,759.5)        (4.3)
      Prepaid expenses and other current assets.............       (998.0)      (245.2)
      Other assets..........................................     (1,201.5)      (171.2)
      Accounts payable......................................      4,703.9        275.1
      Accrued liabilities and other current liabilities.....     22,208.1      1,668.0
                                                              -----------   ----------
         Net cash used in operating activities..............    (17,269.8)    (1,942.9)
                                                              -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................   (113,538.7)   (21,926.0)
  Purchases of investments..................................   (294,688.8)          --
  Proceeds from redemption of investments...................     89,057.1           --
                                                              -----------   ----------
         Net cash used in investing activities..............   (319,170.4)   (21,926.0)
                                                              -----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from senior notes................................    443,212.1           --
  Proceeds from issuance of redeemable warrants.............      8,183.5           --
  Deferred debt issuance costs..............................    (16,812.1)          --
  Proceeds from issuance of redeemable preferred stock......           --      5,000.0
  Proceeds from redeemable capital contributions............     20,875.2     24,595.2
  Proceeds from issuance of common stock....................           --          0.1
  Proceeds from initial public offering.....................    137,756.8           --
                                                              -----------   ----------
         Net cash provided by financing activities..........    593,215.5     29,595.3
                                                              -----------   ----------
INCREASE IN CASH AND CASH EQUIVALENTS.......................    256,775.3      5,726.4
CASH AND CASH EQUIVALENTS, beginning of period..............      5,726.4           --
                                                              -----------   ----------
CASH AND CASH EQUIVALENTS, end of period....................  $ 262,501.7   $  5,726.4
                                                              ===========   ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for --
    Interest................................................  $   9,384.4   $       --
                                                              ===========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
                (in thousands, except share and per share data)

1. GENERAL:

Allegiance Telecom, Inc., a competitive local exchange carrier (CLEC), was incorporated on April 22, 1997, as a Delaware corporation, for the purpose of providing voice, data, and Internet services to business, government, and other institutional users in major metropolitan areas across the United States. Allegiance Telecom, Inc. and its subsidiaries are referred to herein as the "Company."

The Company's business plan is focused on offering services in 24 of the largest metropolitan areas in the United States. As of December 31, 1998, the Company was operational in nine markets: Atlanta, Boston, Chicago, Dallas, Fort Worth, Los Angeles, New York City, Oakland and San Francisco and is in the process of deploying networks in seven other markets: Houston, Northern New Jersey, Orange County, Philadelphia, San Diego, San Jose and Washington, D.C.

Until December 16, 1997, the Company was in the development stage. From its inception on April 22, 1997, through December 31, 1997, the Company's principal activities included developing its business plans, procuring governmental authorizations, raising capital, hiring management and other key personnel, working on the design and development of its local exchange telephone networks and operations support systems (OSS), acquiring equipment and facilities, and negotiating interconnection agreements. Also, the Company initiated resale services to customers in the Dallas market in December 1997. During 1998, the Company began providing facilities-based services to customers in its markets. During 1998, the Company concentrated on building out the markets it is currently operating in, as well as developing its future markets. Accordingly, the Company has incurred substantial operating losses and operating cash flow deficits.

The Company's success will be affected by the problems, expenses, and delays encountered in connection with the formation of any new business and by the competitive environment in which the Company operates. The Company's performance will further be affected by its ability to assess potential markets, secure financing or raise additional capital, implement expanded interconnection and collocation with incumbent local exchange carrier (ILEC) facilities, lease adequate trunking capacity from ILECs or other CLECs, purchase and install switches in additional markets, implement efficient OSS and other back office systems, develop a sufficient customer base, and attract, retain, and motivate qualified personnel. The Company's networks and the provisions of telecommunications services are subject to significant regulation at the federal, state, and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. Although management believes that the Company will be able to successfully mitigate these risks, there is no assurance that the Company will be able to do so or that the Company will ever operate profitably.

Expenses are expected to exceed revenues in each market in which the Company offers service until a sufficient customer base is established. It is anticipated that obtaining a sufficient customer base will take a number of years, and positive cash flows from operations are not expected in the near future.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION

The accompanying financial statements include the accounts of Allegiance Telecom, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, the Company includes as cash and cash equivalents, cash, marketable securities, and commercial paper with original maturities of three months or less at date of purchase.

SHORT-TERM INVESTMENTS

     Short-term investments consist primarily of commercial paper with original maturities at date of purchase beyond three months and less than 12 months. Such short-term investments are carried at their accreted value, which approximates fair value, due to the short period of time to maturity.

RESTRICTED INVESTMENTS

     Restricted investments consist primarily of U.S. government securities purchased in connection with the Company's outstanding 12 7/8% Notes (see Note
4) to secure the first three years' (six semiannual) interest payments on the 12 7/8% Notes. Such investments are stated at their accreted value, which approximates fair value, and are shown in both current and other noncurrent assets, based upon the maturity dates of each of the securities at the balance sheet date.

     Restricted investments also includes $787.2 in certificates of deposit held as collateral for letters of credit issued on behalf of the Company. These investments are classified as other noncurrent assets.

ACCOUNTS RECEIVABLE

     Accounts receivable consist of end-user receivables, interest receivable, and at December 31, 1997, a receivable from an employee.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consist of prepaid rent, prepaid insurance, and refundable deposits. Prepayments are expensed on a straight-line basis over the life of the underlying agreements.

PROPERTY AND EQUIPMENT

     Property and equipment includes network equipment, leasehold improvements, software, office equipment, furniture and fixtures, construction-in-progress, and other. These assets are stated at cost, which includes direct costs and capitalized interest, and are depreciated once placed in service using the straight-line method. Interest expense for the year ended December 31, 1998, was $41,749.9 before the capitalization of $2,798.2 of interest related to construction-in-progress. No interest expense was incurred during the period ended December 31, 1997. Repair and maintenance costs are expensed as incurred.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     Property and equipment at December 31, 1998 and 1997, consist of the following:

                                                                                 USEFUL
                                                                                 LIVES
                                                         1998        1997      (IN YEARS)
                                                      ----------   ---------   ----------
Network equipment...................................  $ 67,303.8   $      --       5-7
Leasehold improvements..............................    24,483.2        37.5      5-10
Software............................................     7,840.0          --         3
Office equipment and other..........................     4,384.3        89.9         2
Furniture and fixtures..............................     2,419.6       150.2         5
                                                      ----------   ---------
Property and equipment, in service..................   106,430.9       277.6
Less -- accumulated depreciation....................    (9,015.4)      (12.7)
                                                      ----------   ---------
Property and equipment, in service, net.............    97,415.5       264.9
Construction-in-progress............................    47,444.5    23,635.0
                                                      ----------   ---------
Property and equipment, net.........................  $144,860.0   $23,899.9
                                                      ==========   =========

REVENUE RECOGNITION

     Revenue is recognized in the month in which the service is provided, except for reciprocal compensation generated by calls placed to Internet service providers connected to the Company's network. The propriety of CLECs (such as the Company) to earn local reciprocal compensation is the subject of numerous regulatory and legal challenges. Until this issue is ultimately resolved, the Company has determined to recognize this revenue only when realization of it is certain, which in most cases will be upon receipt of cash.

COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 established reporting and disclosure requirements for comprehensive income and its components within the financial statements. The Company's comprehensive income components were immaterial as of December 31, 1998, and the Company had no comprehensive income components as of December 31, 1997; therefore, comprehensive income/loss is the same as net income/loss for both periods.

LOSS PER SHARE

     The Company calculates net loss per share under the provisions of SFAS No. 128, "Earnings per Share." The net loss per share amounts reflected on the statements of operations and the number of shares outstanding on the balance sheets reflect a 426.2953905-for-one stock split, which occurred in connection with the initial public offering (see Note 3). The net loss applicable to common stock includes the accretion of redeemable cumulative convertible preferred stock and warrant values of $11,971.4 for the year ended December 31, 1998, and $3,814.2 for the period from inception (April 22, 1997), through December 31, 1997.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     The securities listed below were not included in the computation of diluted loss per share, since the effect from the conversion would be antidilutive.

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998        1997
                                                              --------   -----------
Redeemable Cumulative Convertible Preferred Stock...........        --    40,498,062
Redeemable Warrants.........................................   649,248            --
1997 Nonqualified Stock Option Plan.........................   886,127       189,127
1998 Stock Incentive Plan...................................   365,526            --
Employee Stock Discount Purchase Plan.......................    44,624            --

RECOGNITION OF THE COST OF START-UP ACTIVITIES

     On April 3, 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that start-up activities and organization costs be expensed as incurred and that start-up costs capitalized prior to the adoption of SOP 98-5 be reported as a cumulative effect of a change in accounting principle. The Company adopted SOP 98-5 during the second quarter of 1998. Adoption of SOP 98-5 did not have an effect on the Company, inasmuch as the Company had previously expensed all such costs.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 requires that all derivatives be recognized at fair value as either assets or liabilities. SFAS 133 also requires an entity that elects to apply hedge accounting to establish the method to be used in assessing the effectiveness of the hedging derivatives and the measurement approach for determining the ineffectiveness of the hedge at the inception of the hedge. The methods chosen must be consistent with the entity's approach to managing risk. The Company adopted SFAS 133 at the beginning of the fourth quarter of 1998. Adoption of SFAS 133 did not have an effect on the Company, inasmuch as the Company has historically not invested in derivatives or participated in hedging activities.

USE OF ESTIMATES IN FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain amounts in the prior period's consolidated financial statements have been reclassified to conform with the current period presentation.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

3. CAPITALIZATION:

     In connection with its initial public offering of common stock (the "IPO") on July 7, 1998 (see below), the Company effected a 426.2953905-for-one stock split, which is retroactively reflected within these financial statements.

STOCK PURCHASE AGREEMENT AND SECURITY HOLDERS AGREEMENT

     On August 13, 1997, the Company entered into a stock purchase agreement with Allegiance Telecom, LLC ("Allegiance LLC") (see Note 7). Allegiance LLC purchased 40,498,062 shares of 12% redeemable cumulative convertible preferred stock ("Redeemable Preferred Stock"), par value $.01 per share, for aggregate consideration of $5,000.0 (the "Initial Closing"). Allegiance LLC agreed to make additional contributions as necessary to fund expansion into new markets ("Subsequent Closings"). In order to obtain funds through Subsequent Closings, the Company submitted a proposal to Allegiance LLC detailing the funds necessary to build out the Company's business in a new market. Allegiance LLC was not required to make any contributions until it approved the proposal. The maximum commitment of Allegiance LLC was $100,000.0. No capital contributions were required to be made after the Company consummated an initial public offering of its stock (which occurred on July 7, 1998).

     Allegiance LLC contributed a total of $50,132.9 and $29,595.2 prior to the Company's initial public offering and as of December 31, 1997, respectively. Each security holder in Allegiance LLC had the right to require Allegiance LLC to repurchase all of the outstanding securities held by such security holder at the greater of the original cost (including interest at 12% per annum) for such security or the fair market value, as defined in the security holders agreement, at any time and from time to time after August 13, 2004, but not after the consummation of a public offering or sale of the Company. If repurchase provisions had been exercised, the Company had agreed, at the request and direction of Allegiance LLC, to take any and all actions necessary, including declaring and paying dividends and repurchasing preferred or common stock, to enable Allegiance LLC to satisfy its repurchase obligations.

     Because of the redemption provisions, the Company has recognized the accretion of the value of the Redeemable Preferred Stock to reflect management's estimate of the potential future fair market value of the Redeemable Preferred Stock payable in the event the repurchase provisions were exercised. Amounts were accreted using the effective interest method, assuming the Redeemable Preferred Stock is redeemed at a redemption price based on the estimated potential future fair market value of the equity of the Company in August 2004. The accretion was recorded each period as an increase in the balance of Redeemable Preferred Stock outstanding and a noncash increase in the net loss applicable to common stock.

     In connection with the IPO, the Redeemable Preferred Stock was converted into common stock, and the amounts accreted were reclassified as a component of additional paid-in capital. In addition, the redemption provisions and the obligation of Allegiance LLC to make additional contributions to the Company (and the obligation of the members of Allegiance LLC to make capital contributions) have terminated.

REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK

     Each share of the Company's Redeemable Preferred Stock was convertible into shares of the Company's common stock (the "Common Stock") on a one-for-one basis, subject to certain antidilution provisions. No dividends were declared in 1998 or 1997.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     In 1998, prior to the conversion of the Redeemable Preferred Stock, the Company recorded accretion of $11,520.8. Accretion recorded in the period ended December 31, 1997, was $3,814.2.

     Capital contributed in the Subsequent Closings occurring in October 1997 and January 1998 and other capital contributions totaled approximately $45,132.9.

     In February and March 1998, the Company issued 273,361.92 shares of Redeemable Preferred Stock for aggregate consideration of $337.5.

     In connection with the consummation of the IPO, the outstanding shares of the Redeemable Preferred Stock were converted into 40,341,128 shares of Common Stock. Upon the conversion of the Redeemable Preferred Stock, the obligation of the Company to redeem the Redeemable Preferred Stock also terminated and, therefore, the accretion of the Redeemable Preferred Stock value recorded to the date of the IPO, $15,335.0, was reclassified to additional paid-in capital along with $50,470.4 proceeds from the issuance of the Redeemable Preferred Stock and redeemable capital contributions.

PREFERRED STOCK

     In connection with the IPO, the Company authorized 1,000,000 shares of preferred stock ("Preferred Stock") with a $.01 par value. At December 31, 1998, no shares of Preferred Stock were issued and outstanding.

COMMON STOCK

     On July 7, 1998, the Company raised $150,000.0 of gross proceeds in the Company's IPO. The Company sold 10,000,000 shares of its Common Stock at a price of $15 per share. In connection with the IPO, the outstanding shares of Redeemable Preferred Stock were converted into 40,341,128 shares of Common Stock, and the Company increased the number of authorized Common Stock to 150,000,000. At December 31, 1998, 50,341,554 shares were issued and outstanding. Of the authorized but unissued Common Stock, 6,998,970 shares are reserved for issuance upon exercise of options issued under the Company's stock option, stock incentive, and stock purchase plans (see Note 10) and 649,248 shares are reserved for issuance, sale, and delivery upon the exercise of warrants (see Note 4).

DEFERRED COMPENSATION

     Allegiance LLC sold to certain management investors (the "Management Investors") membership units of Allegiance LLC at amounts less than their estimated fair market value; therefore, the Company has recognized deferred compensation of $10,090.2 and $977.6 at December 31, 1998 and 1997, respectively, of which $2,726.1 and $40.7 have been amortized to expense at December 31, 1998 and 1997, respectively. In connection with the IPO, the Redeemable Preferred Stock was converted into Common Stock, and Allegiance LLC was dissolved. The deferred compensation charge is amortized based upon the period over which the Company has the right to repurchase certain of the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

DEFERRED MANAGEMENT OWNERSHIP ALLOCATION CHARGE

     On July 7, 1998, in connection with the IPO, certain venture capital investors (the "Fund Investors") and certain Management Investors owned 95.0% and 5.0%, respectively, of the ownership interests of Allegiance LLC, which owned substantially all of the Company's outstanding capital stock. As a result of the successful IPO, Allegiance LLC was dissolved, and its assets (which consisted almost entirely of such capital stock) have been distributed to the Fund Investors and Management Investors in accordance with Allegiance LLC's Limited Liability Company Agreement (the "LLC Agreement"). The LLC Agreement provided that the equity allocation between the Fund Investors and the Management Investors be 66.7% and 33.3%, respectively, based upon the valuation implied by the IPO. Under generally accepted accounting principles, the Company recorded the increase in the assets of Allegiance LLC allocated to the Management Investors as a $193,536.6 increase in additional paid-in capital, of which $122,475.5 was recorded as a noncash, nonrecurring charge to operating expense and $71,061.1 was recorded as a deferred management ownership allocation charge. The deferred charge was amortized at $44,836.4 as of December 31, 1998, and will be further amortized at $18,870.2, $7,175.7, and $178.8 during the years 1999, 2000, and 2001, respectively, which is the period over which the Company has the right to repurchase certain of the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated.

4. LONG-TERM DEBT:

     Long-term debt consisted of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                 1998       1997
                                                              ----------   -------
Series B 11 3/4% Notes, face amount $445,000.0 due February
15, 2008, effective interest rate of 12.45%, at accreted
value.......................................................  $270,526.1   $    --
12 7/8% Senior Notes, face amount $205,000.0 due May 15,
  2008, effective interest rate of 13.24%, at accreted
  value.....................................................   201,018.6        --
Other.......................................................       107.4        --
                                                              ----------   -------
          Total long-term debt..............................  $471,652.1   $    --
                                                              ==========   =======

     On February 3, 1998, the Company raised gross proceeds of approximately $250,477.1 in an offering of 445,000 Units (the "Unit Offering"), each of which consists of one 11 3/4% Senior Discount Note due 2008 of the Company (the
"11 3/4% Notes") and one warrant to purchase .0034224719 shares of Common Stock (the "Redeemable Warrants") at an exercise price of $.01 per share, subject to certain antidilution provisions. Of the gross proceeds, $242,293.6 was allocated to the 11 3/4% Notes and $8,183.5 was allocated to the Redeemable Warrants. The Redeemable Warrants became exercisable in connection with the IPO (see Note 3) in July 1998, and each warrant may now purchase 1.45898399509 shares of Common Stock as a result of the stock split (see Note 3).

     A Registration Statement on Form S-4 (File No. 333-49013), registering the Company's 11 3/4% Notes and offering to exchange (the "Exchange Offer") any and all of the outstanding 11 3/4% Notes for Series B 11 3/4% Notes due 2008 (the "Series B Notes"), was declared effective by the Securities and Exchange Commission on May 22, 1998. The Exchange Offer terminated

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES after all of the outstanding 11 3/4% Notes were exchanged. The terms and conditions of the Series B Notes are identical to those of the 11 3/4% Notes in all material respects.

     The Series B Notes have a principal amount at maturity of $445,000.0 and an effective interest rate of 12.45%. The Series B Notes mature on February 15, 2008. From and after February 15, 2003, interest on the Series B Notes will be payable semi-annually in cash at the rate of 11 3/4% per annum.

     The Company must make an offer to purchase the Redeemable Warrants for cash at the relevant value upon the occurrence of a repurchase event. A repurchase event is defined to occur when (i) the Company consolidates with or merges into another person if the Common Stock thereafter issuable upon exercise of the Redeemable Warrants is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (ii) the Company sells all or substantially all of its assets to another person, if the Common Stock thereafter issuable upon the exercise of the Redeemable Warrants is not registered under the Exchange Act, unless the consideration for such a transaction is cash. The relevant value is defined to be the fair market value of the Common Stock as determined by the trading value of the securities if publicly traded or at an estimated fair market value without giving effect to any discount for lack of liquidity, lack of registered securities, or the fact that the securities represent a minority of the total shares outstanding. As a result of the warrant redemption provisions, the Company is recognizing the potential future redemption value of the Redeemable Warrants by recording accretion of the Redeemable Warrants to their estimated fair market value at February 3, 2008, using the effective interest method. Accretion recorded in the year ended December 31, 1998, was $450.6.

     The Series B Notes are redeemable by the Company, in whole or in part, anytime on or after February 15, 2003, at 105.875% of their principal amount at maturity, plus accrued and unpaid interest, declining to 100% of their principal amount at maturity, plus accrued and unpaid interest on and after February 15, 2006. In addition, at any time prior to February 15, 2001, the Company may, at its option, redeem up to 35% of the principal amount at maturity of the Series B Notes in connection with one or more public equity offerings at 111.750% of the accreted value on the redemption date, provided that at least $289,250.0 aggregate principal amount at maturity of the Series B Notes remains outstanding after such redemption.

     On July 7, 1998, the Company raised approximately $200,918.5 of gross proceeds from the sale of its 12 7/8% Senior Notes due 2008 (the "12 7/8% Notes"), of which approximately $69,033.4 was used to purchase U.S. government securities, which were placed in a pledged account to secure and fund the first six scheduled payments of interest on the notes (see Note 2).

     The 12 7/8% Notes have a principal amount at maturity of $205,000.0 and an effective interest rate of 13.24%. The 12 7/8% Notes mature on May 15, 2008. Interest on the 12 7/8% Notes is payable semi-annually in cash at the rate of 12 7/8% on May 15 and November 15 of each year. As of December 31, 1998, the Company has recorded accrued interest associated with the 12 7/8% Notes of $3,470.2, which is included in other current liabilities.

     The 12 7/8% Notes are redeemable by the Company, in whole or in part, at any time on or after May 15, 2003, at 106.438% of their principal amount, declining to 100% of their principal amount, plus accrued interest, on or after May 15, 2006. In addition, prior to May 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the 12 7/8% Notes with the proceeds of one or more public offerings (as defined in the indenture relating to the 12 7/8% Notes) at 112.875% of their principal amount, plus accrued interest, provided, however, that after

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES any such redemption at least 65% of the aggregate principal amount of the 12 7/8% Notes originally issued remains outstanding.

     The Series B and the 12 7/8% Notes carry certain restrictive covenants that, among other things, limit the ability of the Company to incur indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect to their capital stock, redeem capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of restricted subsidiaries (as defined in the indentures relating to the Series B Notes and the 12 7/8% Notes), enter into transactions with any holder of 5% or more of any class of capital stock of the Company, or effect a consolidation or merger. In addition, upon a change of control, the Company is required to make an offer to purchase each series of notes at a purchase price of 101% of the accreted value thereof (in the case of the Series B Notes) and 101% of the principal amount thereof (in the case of the 12 7/8% Notes), together with accrued interest, if any. However, these limitations are subject to a number of qualifications and exceptions (as defined in the indentures relating to each series of notes). The Company was in compliance with all such restrictive covenants of each series of notes at December 31, 1998.

5. CAPITAL LEASES:

     On May 29, 1998, the Company signed a capital lease agreement for three, four-fiber rings, with a term of 10 years and a renewal term of 10 years, at an expected total cost of $3,485.0; $871.3 was paid as of December 31, 1998. The remainder is expected to be paid in 1999 and is not reflected in the financial statements, since the payment is contingent upon the timing of completion of network segments.

     On December 4, 1998, the Company signed a capital lease agreement for 12 optical fibers configured in two separate rings, with a term of 15 years and two renewal terms of five years each. Total cost associated with the capital lease is dependent upon the timing of completion of connectivity of the optical fibers with the Company's network, which is to be completed in two phases. The Company will incur recurring monthly charges of $29.4 after the completion of phase one. After completion of phase two, the Company will pay a one-time fee of $76.5, and the recurring monthly charge will increase to $76.5. This capital lease is not reflected in the financial statements, since the total cost and timing of payments are contingent upon the timing of completion of the phases.

6. LEGAL MATTERS:

     On August 29, 1997, WorldCom, Inc. ("WorldCom") sued the Company and two individual employees. In its complaint, WorldCom alleges that these employees violated certain noncompete and nonsolicitation agreements by accepting employment with the Company and by soliciting then-current WorldCom employees to leave WorldCom's employment and join the Company. In addition, WorldCom claims that the Company tortiously interfered with WorldCom's relationships with its employees and that the Company's behavior constituted unfair competition. WorldCom seeks injunctive relief and damages, although it has filed no motion for a temporary restraining order or preliminary injunction. The Company denies all claims and will vigorously defend itself. An estimate of possible loss cannot be made at this time.

     On October 7, 1997, the Company filed a counterclaim against WorldCom for, among other things, attempted monopolization of the "one-stop shopping" telecommunications market, abuse of process, and unfair competition. WorldCom moved to dismiss the abuse of process and unfair competition claims. The court dismissed the unfair competition claim on March 4, 1998. Thus, the

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

Company's counterclaim for attempted monopolization and abuse of power are still being litigated.

7. RELATED PARTIES:

     From inception (April 22, 1997) through July 7, 1998, the Company was a wholly owned subsidiary of Allegiance LLC. On July 7, 1998, the Fund Investors and the Management Investors owned 95.0% and 5.0%, respectively, of the ownership interest of Allegiance LLC, which owned substantially all of the Company's outstanding capital stock. As a result of the successful IPO (see Note
3), Allegiance LLC was dissolved, and its assets (which consisted almost entirely of such capital stock) have been distributed to the Fund Investors and the Management Investors in accordance with the LLC Agreement (see Note 3).

     As of July 7, 1998 and 1997, Allegiance LLC had made aggregate capital contributions to the Company of approximately $50,132.9 and $29,595.2, respectively.

     During 1998 and 1997, the Company paid all organizational and legal fees of Allegiance LLC, the amount of which was not material. No amounts are due from Allegiance LLC at December 31, 1998, or December 31, 1997.

     In connection with the Unit Offering (see Note 4), the IPO (see Note 3), and the sale of the 12 7/8% Notes (see Note 4), the Company incurred approximately $11,331.5 in fees to an affiliate of an investor in the Company.

8. COMMITMENTS AND CONTINGENCIES:

     The Company has entered into various operating lease agreements, with expirations through 2009, for network facilities, office space, and equipment. Future minimum lease obligations related to the Company's operating leases as of December 31, 1998, are as follows:

1999.......................................   $10,984.8
2000.......................................    11,201.6
2001.......................................    10,436.7
2002.......................................     8,600.8
2003.......................................     7,940.7
Thereafter.................................    30,083.5

     Total rent expense for the year ended December 31, 1998, was $2,991.8 and for the period from inception (April 22, 1997) through December 31, 1997, was $212.1.

     In October 1997, the Company entered into a five-year general agreement with Lucent Technologies, Inc. ("Lucent") establishing terms and conditions for the purchase of Lucent products, services, and licensed materials. This agreement includes a three-year exclusivity commitment for the purchase of products and services related to new switches. The agreement contains no minimum purchase requirements.

9. FEDERAL INCOME TAXES:

     The Company accounts for income tax under the provisions of SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. The Company had approximately $53,572.5 and $460.5 of net operating loss carryforwards for federal income tax

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES purposes at December 31, 1998 and 1997, respectively. The net operating loss carryforwards will expire in the years 2012 and 2018 if not previously utilized. The Company has recorded a valuation allowance equal to the net deferred tax assets at December 31, 1998 and 1997, due to the uncertainty of future operating results. The valuation allowance will be reduced at such time as management believes it is more likely than not that the net deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future provisions for income tax expense.

     The Company's deferred tax assets and liabilities and the changes in those assets are:

                                                      1997        CHANGE        1998
                                                    ---------   ----------   ----------
Start-up costs capitalized for tax purposes.......  $ 1,025.9   $   (213.7)  $    812.2
Net operating loss carryforward...................      156.6     18,058.1     18,214.7
Amortization of original issue discount...........         --      9,663.6      9,663.6
Depreciation......................................         --     (2,392.4)    (2,392.4)
Valuation allowance...............................   (1,182.5)   (25,115.6)   (26,298.1)
                                                    ---------   ----------   ----------
                                                    $      --   $       --   $       --
                                                    =========   ==========   ==========

     Amortization of the original issue discount on the Series B Notes and 12 7/8% Notes as interest expense is not deductible in the income tax return until paid.

     Under existing income tax law, all operating expenses incurred prior to a company commencing its principal operations are capitalized and amortized over a five-year period for tax purposes.

10. STOCK OPTION/STOCK INCENTIVE/STOCK PURCHASE PLANS:

     At December 31, 1998, the Company had three stock-based compensation plans: the 1997 Nonqualified Stock Option Plan (the "1997 Option Plan"), the 1998 Stock Incentive Plan, and the Employee Stock Discount Purchase Plan (the "Stock Purchase Plan"). The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for the Company's plans. Had compensation cost for the Company's plans been determined based on the fair value of the options as of the grant dates for awards under the plans, consistent with the method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss applicable to Common Stock and net loss per share would have increased to the pro forma amounts indicated below. The Company utilized the following assumptions in calculating the estimated fair value of each option on the date of grant, using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1998 and 1997: dividend yield of 0%, expected volatility of 89.1%, and expected lives of six years for both years: risk-free interest rates of 5.63% in 1998 and 6.06% in 1997 for the 1997 Option Plan and 4.70% in 1998 for the 1998 Stock Incentive Plan.

                                                                 1998         1997
                                                              ----------   ----------
Net loss applicable to common stock -- as reported..........  $258,459.6   $  7,502.1
Net loss applicable to common stock -- pro forma............   259,796.6      7,512.2
Net loss per share, basic and diluted -- as reported........       10.53    17,610.68
Net loss per share, basic and diluted -- pro forma..........       10.58    17,634.27

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     As the 1998 Stock Incentive Plan and the Stock Purchase Plan were adopted in 1998, the December 31, 1997, pro forma balances do not include expenses for these plans.

1997 OPTION PLAN AND 1998 STOCK INCENTIVE PLAN

     Under the 1997 Option Plan, the Company granted options to key employees, a director, and a consultant of the Company for an aggregate of 1,037,474 shares of the Company's Common Stock. The Company will not grant options for any additional shares under the 1997 Option Plan.

     Under the 1998 Stock Incentive Plan, the Company may grant options to certain employees, directors, advisors, and consultants of the Company. The 1998 Stock Incentive Plan provides for issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants, and other types of awards that the Compensation Committee of the Board of Directors (the "Compensation Committee") deems consistent with the purposes of the 1998 Stock Incentive Plan. The Company has reserved 3,655,778 shares of Common Stock for issuance under the 1998 Stock Incentive Plan.

     Options granted under both plans have a term of six years and vest over a three-year period, and the Compensation Committee administers both option plans.

     A summary of the status of the 1997 Option Plan as of December 31, 1998 and 1997, is presented in the table below:

                                      DECEMBER 31, 1998            DECEMBER 31, 1997
                                 ---------------------------   --------------------------
                                            WEIGHTED AVERAGE             WEIGHTED AVERAGE
                                  SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE
                                 --------   ----------------   -------   ----------------
Outstanding, beginning of
period.........................   189,127        $2.47              --        $  --
Granted........................   848,347         2.76         189,127         2.47
Exercised......................        --           --              --           --
Forfeited......................  (151,347)        2.60              --           --
                                 --------                      -------
Outstanding, end of period.....   886,127         2.73         189,127         2.47
                                 ========                      =======
Options exercisable at
  period-end...................    44,481                           --
                                 ========                      =======
Weighted average fair value of
  options granted..............  $   2.82                      $  0.68
                                 ========                      =======

     As of December 31, 1998 and 1997, options outstanding under the 1997 Option Plan have a weighted average remaining contractual life of 5.2 and 5.8 years, respectively.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     A summary of the status of the 1998 Stock Incentive Plan as of December 31, 1998, is presented in the table below:

                                                                 DECEMBER 31, 1998
                                                            ----------------------------
                                                                        WEIGHTED AVERAGE
                                                             SHARES      EXERCISE PRICE
                                                            ---------   ----------------
Outstanding, beginning of period..........................         --        $   --
Granted...................................................    399,974         10.21
Exercised.................................................         --            --
Forfeited.................................................    (34,448)        10.47
                                                            ---------
Outstanding, end of period................................    365,526         10.19
                                                            =========
Options exercisable at period-end.........................         --
                                                            =========
Weighted average fair value of options granted............  $   10.22
                                                            =========

     As of December 31, 1998, options outstanding under the 1998 Stock Incentive Plan have a weighted average remaining contractual life of 5.7 years.

     As the estimated fair market value of the Company's Common Stock (as implied by the IPO price) exceeded the exercise price of the options granted, the Company has recognized deferred compensation of $7,635.0 and $2,030.7 at December 31, 1998 and 1997, respectively, of which $2,581.1 and $169.2 have been amortized to expense at December 31, 1998 and 1997, respectively, over the vesting period of the options. As of December 31, 1998, the Company has reversed $599.1 of unamortized deferred compensation related to options forfeited.

STOCK PURCHASE PLAN

     The Company's Stock Purchase Plan is intended to give employees a convenient means of purchasing shares of Common Stock through payroll deductions. Each participating employee's contributions will be used to purchase shares for the employee's share account as promptly as practicable after each calendar quarter. The cost per share will be 85% of the lower of the closing price of the Company's Common Stock on the Nasdaq National Market on the first or the last day of the calendar quarter. The Company has reserved 2,305,718 shares of Common Stock for issuance under the Stock Purchase Plan. As of December 31, 1998, no shares have been issued under the Stock Purchase Plan; however, participants have contributed $303.4 and will be issued 44,624 shares of Common Stock in January 1999. The Compensation Committee administers the Stock Purchase Plan.

             ------------------------------------------------------
             ------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................    1
Risk Factors.........................    8
Use of Proceeds......................   18
Dividend Policy......................   18
Market Price of Common Stock.........   19
Dilution.............................   19
Capitalization.......................   20
Selected Financial Data..............   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   23
Business.............................   37
Management and Directors.............   59
Principal and Selling Stockholders...   65
Description of Certain
  Indebtedness.......................   67
Description of Capital Stock.........   73
Shares Eligible for Future Sale......   76
Underwriting.........................   78
Legal Matters........................   80
Experts..............................   80
Where You Can Find More Information..   80
Index to Consolidated Financial
  Statements.........................  F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                               10,000,000 Shares

                          allegiancetelecom, inc. logo
                                  Common Stock

                            ------------------------

                                   PROSPECTUS

                            -----------------------
                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.
                           MORGAN STANLEY DEAN WITTER
                          DONALDSON, LUFKIN & JENRETTE
                            WARBURG DILLON READ LLC
                               ROBERTSON STEPHENS
                                 TD SECURITIES

                      Representatives of the Underwriters

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses, to be paid solely by Allegiance, in connection with the distribution of the securities being registered:

Securities and Exchange Commission registration fee.........   $  240,603
NASD filing fee.............................................   $   30,500
Nasdaq National Market listing fee..........................   $   17,500
Blue Sky fees and expenses (including attorneys' fees)......   $   15,000
Printing expenses...........................................   $  150,000
Accounting fees and expenses................................   $  100,000
Legal fees and expenses.....................................   $  150,000
Miscellaneous expenses......................................   $  796,397
          Total.............................................   $1,500,000

     All amounts are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

GENERAL CORPORATION LAW

     Allegiance is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), among other things, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, so long as such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, so long as such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under
Section 145.

CERTIFICATE OF INCORPORATION, BY-LAWS, INSURANCE POLICIES AND AGREEMENTS

     Allegiance's charter and by-laws provides for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

     All of Allegiance's directors and officers are covered by insurance policies maintained by it against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

     Allegiance and its directors have also entered into an Indemnification Agreement.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          1.1**          Form of Underwriting Agreement.
          3.1            Amended and Restated Certificate of Incorporation of
                         Allegiance Telecom, Inc. (incorporated by reference to
                         Exhibit 3.1 to Allegiance Telecom's Form 10-Q for the period ended June 30, 1998 (the "Form 10-Q")).
          3.2            Certificate of Correction to Amended and Restated
                         Certificate of Incorporation (incorporated by reference to
                         Exhibit 3.2 to Allegiance Telecom, Inc.'s Form 10-K for the
                         period ended December 31, 1998 (the "1998 Form 10-K")).
          3.3            Amended and Restated By-Laws of Allegiance Telecom, Inc.
                         (incorporated by reference to Exhibit 3.2 to the Form 10-Q).
          5.1**          Opinion of Kirkland & Ellis.
         23.1*           Consent of Arthur Andersen LLP.
         23.2            Consent of Kirkland & Ellis (included in Exhibit 5.1).
         24.1            Powers of Attorney (included in Part II to the Registration
                         Statement).
         27.1*           Financial Data Schedule for the year ended December 31,
                         1998.
         27.2*           Financial Data Schedule for the period from inception (April
                         22, 1997) through December 31, 1997.

---------------

 * Filed herewith

** To be filed by amendment

     (b) Financial Statement Schedules.

          All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriter at closing specified in the underwriting agreement certificates in such denominations and registered in such names as requested by the underwriter to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (b) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

          (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on January 3, 2000.

                                            ALLEGIANCE TELECOM, INC.

                                            By:    /s/ ROYCE J. HOLLAND
                                              ----------------------------------
                                                       Royce J. Holland
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and Royce J. Holland, Mark B. Tresnowski and Thomas M. Lord and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offerings which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on January 3, 2000 in the capacities indicated:

                      SIGNATURE                                           CAPACITY
                      ---------                                           --------
                /s/ ROYCE J. HOLLAND                   Chairman of the Board and Chief Executive
-----------------------------------------------------    Officer (Principal Executive Officer)
                  Royce J. Holland

                 /s/ C. DANIEL YOST                    President, Chief Operating Officer and
-----------------------------------------------------    Director
                   C. Daniel Yost

                 /s/ THOMAS M. LORD                    Executive Vice President, Chief Financial
-----------------------------------------------------    Officer and Director (Principal Financial
                   Thomas M. Lord                        Officer)

                  /s/ G. CLAY MYERS                    Senior Vice President of Finance and
-----------------------------------------------------    Accounting (Principal Accounting Officer)
                    G. Clay Myers

               /s/ ANTHONY J. PARELLA                  Senior Vice President of Field Sales and
-----------------------------------------------------    Customer Care and Director
                 Anthony J. Parella

                      SIGNATURE                                           CAPACITY
                      ---------                                           --------
                 /s/ PAUL D. CARBERY                   Director
-----------------------------------------------------
                   Paul D. Carbery

             /s/ JAMES E. CRAWFORD, III                Director
-----------------------------------------------------
               James E. Crawford, III

               /s/ JOHN B. EHRENKRANZ                  Director
-----------------------------------------------------
                 John B. Ehrenkranz

                /s/ PAUL J. FINNEGAN                   Director
-----------------------------------------------------
                  Paul J. Finnegan

               /s/ RICHARD D. FRISBIE                  Director
-----------------------------------------------------
                 Richard D. Frisbie

                  /s/ REED E. HUNDT                    Director
-----------------------------------------------------
                    Reed E. Hundt

                /s/ ALAN E. GOLDBERG                   Director
-----------------------------------------------------
                  Alan E. Goldberg

               /s/ JAMES N. PERRY, JR.                 Director
-----------------------------------------------------
                 James N. Perry, Jr.

                  /s/ DINO VENDETTI                    Director
-----------------------------------------------------
                    Dino Vendetti

                               INDEX TO EXHIBITS

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          1.1**          Form of Underwriting Agreement.
          3.1            Amended and Restated Certificate of Incorporation of
                         Allegiance Telecom, Inc. (incorporated by reference to
                         Exhibit 3.1 to Allegiance Telecom's Form 10-Q for the period ended June 30, 1998 (the "Form 10-Q")).
          3.2            Certificate of Correction to Amended and Restated
                         Certificate of Incorporation (incorporated by reference to
                         Exhibit 3.2 to Allegiance Telecom, Inc.'s Form 10-K for the
                         period ended December 31, 1998 (the "1998 Form 10-K")).
          3.3            Amended and Restated By-Laws of Allegiance Telecom, Inc.
                         (incorporated by reference to Exhibit 3.2 to the Form 10-Q).
          5.1**          Opinion of Kirkland & Ellis.
         23.1*           Consent of Arthur Andersen LLP.
         23.2            Consent of Kirkland & Ellis (included in Exhibit 5.1).
         24.1            Powers of Attorney (included in Part II to the Registration
                         Statement).
         27.1*           Financial Data Schedule for the year ended December 31,
                         1998.
         27.2*           Financial Data Schedule for the period from inception (April
                         22, 1997) through December 31, 1997.

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* Filed herewith

** To be filed by amendment